SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-40754

Cazoo Group Ltd

(Translation of Registrant’s name into English)

41 Chalton Street, London, NW1 1JD, United Kingdom (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333- 260711) of Cazoo Group Ltd (the “Company”) (including the prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

In connection with filing Post-Effective Amendment No. 2 to its registration statement on Form F-1 (File No. 333- 259778) the Company is providing the below disclosure updates.

FREQUENTLY USED TERMS

Unless otherwise indicated and unless the context otherwise requires, “we,” “us,” “our” or the “Company” refers to Cazoo Group Ltd, a Cayman Islands exempted company, and its subsidiaries subsequent to the Transaction and to Capri Listco prior to the closing of the Transaction. Unless otherwise indicated and unless the context otherwise requires, “Cazoo” refers to Cazoo Group Ltd and its subsidiaries subsequent to the Transaction and Cazoo Holdings Limited and its subsidiaries prior to the closing of the Transaction.

Unless otherwise stated, reference to:

●	“affiliate” means, with respect to any specified person, any person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified person, through one or more intermediaries or otherwise.

●	“Ajax” means Ajax I, a Cayman Islands exempted company.

●	“Articles” means the amended and restated memorandum and articles of association of the Company.

●	“BNP Facility” means our €50 million asset based securitization facility with BNP Paribas for subscription vehicles.

●	“Board” means our board of directors.

●	“Brexit” means the United Kingdom (“UK”) leaving the European Union (“EU”).

●	“brumbrum” means brumbrum S.p.A.

●	“Business Combination Agreement” means the Business Combination Agreement, dated as of March 29, 2021, as amended by the First Amendment thereto, dated as of May 14, 2021, by and among Ajax I, Capri Listco and Cazoo.

●	“Cazana” means UK Vehicle Limited.

●	“Cazoo Holdings” means Cazoo Holdings Limited, a private limited company organized under the law of England and Wales.

●	“Cazoo Shareholders” means the holders of Cazoo Shares.

●	“Cazoo Shares” means the issued and outstanding shares of Cazoo Holdings as of the Closing.

●	“Class A Shares” means the Cazoo Class A ordinary shares, par value $0.0001.

●	“Class B Shares” means the Cazoo Class B ordinary shares, par value $0.0001.

●	“Class C Shares” means the Cazoo Class C ordinary shares, par value $0.0001.

●	“Closing” means the closing of the Transaction.

●	“Closing Date” means the date of closing of the Transaction, which was August 26, 2021.

●	“Cluno” means Cluno GmbH and its subsidiaries.

●	“Code” means the Internal Revenue Code of 1986, as amended.

●	“Companies Act” means the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time.

●	“Continental” means Continental Stock Transfer & Trust Company.

●	“Convertible Notes” means the Company’s 2.00% Convertible Senior Notes due 2027.

●	“COVID-19” means SARS-CoV-2 or COVID-19 and any evolutions thereof or any other epidemics, pandemics or disease outbreaks.

●	“DMGH” means Daily Mail and General Holdings Ltd.

●	“DMGT” means Daily Mail and General Trust plc.

●	“DMGV” means DMGV Limited.

●	“Drover” means Drover Limited and its subsidiaries.

●	“DTC” means the Depository Trust Company.

●	“Equiniti” means Equiniti Trust Company.

●	“EU” means the European Union.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“FCA” means the UK Financial Conduct Authority and any successor authority thereto.

●	“GAAP” means United States generally accepted accounting principles, consistently applied.

●	“GDPR” means the EU’s General Data Protection Regulation 2016/679, as amended.

●	“HMRC” means HM Revenue & Customs.

●	“HP” means hire purchase plans.

●	“IFRS” means the International Financial Reporting Standards, as issued by the IASB.

●	“Imperial” means Imperial Car Supermarkets Limited.

●	“Incentive Equity Plan” means the incentive equity plan pursuant to which members of the board of directors, employees and consultants of Cazoo and its affiliates may receive equity and equity-based incentive awards.

●	“Indenture” means the Indenture, dated as of February 16, 2022 by and between the Company and U.S. Bank Trust Company, National Association as trustee.

●	“Investor Rights Agreement” means the Investor Rights Agreement, dated as of the Closing Date, by and among Cazoo, the Sponsor and the other investors party thereto.

●	“IT” means information technology.

●	“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

●	“Listco” means Capri Listco, a Cayman Islands exempted company.

●	“Merger” means the merger of Ajax with and into Listco, with Listco continuing as the surviving entity.

●	“Note Purchase Agreement” means the Purchase Agreement, dated as of February 9, 2022, between the Company and the Purchasers set forth on the signature pages thereto.

●	“NYSE” means the New York Stock Exchange.

●	“OEMs” means original equipment manufacturers.

●	“Ordinary Shares” means the Class A Shares together with the Class B Shares and Class C Shares.

●	“PCAOB” means the Public Company Accounting Oversight Board.

●	“PCP” means personal contract purchase plans.

●	“PIPE Investment” means the sale of 80,000,000 PIPE Shares to the PIPE Investors, for a purchase price of $10.00 per share and an aggregate purchase price of $800,000,000, in a private placement.

●	“PIPE Investors” means those certain investors that entered into subscription agreements in relation to the PIPE Investment.

●	“PIPE Shares” means an aggregate of 80,000,000 Class A Shares issued to PIPE Investors in the PIPE Investment.

●	“private warrants” means the Cazoo warrants issued in exchange for the Ajax private placement warrants.

●	“private placement warrants” means the warrants entitling their holders to purchase Ajax Class A ordinary shares, par value $0.0001 per share, at an exercise price of $11.50 per share, subject to adjustment, initially sold by Ajax to the Sponsor.

●	“public warrants” means the Cazoo warrants issued in exchange for the Ajax public warrants.

●	“RAC” means Royal Automobile Club.

●	“Registration Rights Agreement” means the Registration Rights Agreement dated as of February 16, 2022 by and between the Company and the holders named therein.

●	“Reorganization” means, collectively, (a) the transfer by MaplesFS Limited, as the sole shareholder of Listco, to Ajax of all of the issued and outstanding equity securities of Listco, as a result of which Listco became a wholly-owned subsidiary of Ajax, (b) the adoption by Ajax, as the sole shareholder of Listco, of the Articles (to take effect as of the Closing), and (c) the Merger.

●	“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

●	“sat nav” means satellite navigation.

●	“SEC” means the United States Securities and Exchange Commission.

●	“Securities Act” means the Securities Act of 1933, as amended.

●	“SEO” means search engine optimization.

●	“Smart Fleet” means Smart Fleet Solutions Limited.

●	“SMH” means SMH Fleet Solutions Limited.

●	“Sponsor” means Ajax I Holdings, LLC, a Delaware limited liability company.

●	“Swipcar” means Swipcar 2017, S.L.

●	“Transaction” means the transactions contemplated by the Business Combination Agreement.

●	“UK” means the United Kingdom.

●	“UK DPA” means the United Kingdom’s Data Protection Act 2018.

●	“UK GDPR” means the UK General Data Protection Regulation as defined by the UK DPA as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019.

●	“Unit” ”means a unit of the Company consisting of (a) one Class A Share and (b) one-fourth of one redeemable Warrant.

●	“Vans 365” Vans 365 Limited.

●	“Warrant” means a redeemable warrant exercisable to purchase one Class A Share for $11.50 per share and includes the public warrants and the private warrants.

●	“Warrant Agreement” means that certain Warrant Agreement, dated as of October 27, 2020, between Ajax and Continental, as amended by the Amendment to and Assignment of Warrant Agreement, dated as of August 23, 2021, by and among Ajax, the Company, Continental and Equiniti.

●	“$” or “U.S.$” or “USD” or “U.S. Dollar” means the lawful currency of the United States of America.

●	“£” or “GBP” or “Pound(s) Sterling” means the lawful currency of the United Kingdom.

Summary Risk Factors

The following is a summary of certain, but not all, of the risks that could adversely affect our business, operations and financial results. If any of the risks actually occur, our business could be materially impaired, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Industry

●	Our limited operating history makes it difficult to evaluate our current business and future prospects

●	We have a history of losses and we may not achieve or maintain profitability in the future

●	Our recent growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to manage our growth effectively

●	We may have difficulties implementing our current growth strategy, which could have a material adverse effect on our business and results of operations

●

We may not successfully execute or achieve the expected benefits of our Business Realignment Plan (as defined below) and our efforts may result in the need for further actions, which in each case may adversely affect our business, financial condition, results of operations and prospects

●	Our strategy of growing our operations in Europe could expose our business to new risks

●	Our business is subject to risks related to the larger automotive ecosystem, including consumer demand, the shift to electric vehicles, global supply chain challenges and other macroeconomic issues

●	We may be adversely impacted by weakness in travel demand or a significant increase in fuel costs

●	Downturns in general economic and market conditions and reductions in spending may reduce demand for our products

●	We may be unable to attract a sufficient audience to our website in a cost-effective manner

●	Our business is dependent upon access to suitable vehicle inventory for resale to customers. Obstacles to acquiring suitable inventory for resale to customers, whether because of supply, competition, or other factors, could have a material adverse effect on our business, financial condition, results of operations and prospects

●	The success of our business relies heavily on the effectiveness of our marketing and branding efforts, and these efforts may not be successful

●	Our business is dependent upon our ability to recondition and sell inventory expeditiously and efficiently

●	Vehicle retail sales depend heavily on affordable interest rates and availability of credit for vehicle financing and a substantial increase in interest rates could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows

●	Our business is sensitive to changes in the prices of new and used vehicles

●	If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, our ability to grow our business may suffer

●	We may be unable to identify or accurately evaluate suitable acquisition candidates or to complete or integrate past or prospective acquisitions successfully and/or in a timely manner, which could, among other things, divert our management’s attention, result in additional dilution to shareholders and otherwise disrupt our operations, which could in turn have a materially adverse effect on our growth

●	We rely on key third-party suppliers for the delivery of outsourced services to us and to provide financing, as well as value-added products to our customers, and we cannot control the quality or fulfilment of these products

●	We rely on internal and external logistics to transport our vehicle inventory. Thus, we are subject to business risks and costs associated with the transportation industry

●	We will need to improve the capacity, speed, integration and automation of our reporting systems and operational processes as we grow

●	Cyber breaches caused by malicious hacking could jeopardize the integrity of our IT systems and the security of our data

●	Failure to safeguard our customer and other personal data may result in reputational damage, financial penalties, claims from individuals and litigation, and decrease in revenues

●	We may require additional debt and equity capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If such capital is not available to us, our business, operating results and financial condition may be materially adversely affected

●	The requirements of being a public company may strain our resources, result in increased costs, divert management’s attention and affect our ability to attract and retain executive management and qualified board members

●	The Group has identified material weaknesses in its internal control over financial reporting (“ICFR”), and the business may identify additional material weaknesses in the future which may result in material misstatements of the Group’s financial statements or cause it to fail to meet its reporting obligations. If these material weaknesses are not remediated or the Group otherwise fails to establish and maintain effective control over financial reporting, its ability to accurately and timely report its financial results could be adversely affected

●	Our operations may be adversely affected by legal, regulatory and other developments in the jurisdictions in which we operate. Our non-compliance with applicable financial regulations could have a material impact on us

●	If our business and results of operations do not meet the expectations of investors, shareholders or financial analysts, the market price of our securities may decline

RISK FACTORS

An investment in our securities carries a significant degree of risk. You should carefully consider the following risks and other information included in this and other filings we make with the SEC from time to time, including our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 5, 2022 (the “Annual Report”), in connection with your ownership of our securities. If any of the events described below occur, our business and financial results could be adversely affected in a material way. This could cause the trading price of our securities to decline, perhaps significantly, and you therefore may lose all or part of your investment. The risks set out below are not exhaustive and do not comprise all of the risks associated with an investment in the Company. Additional risks and uncertainties not currently known to us or which we currently deem immaterial may also have a material adverse effect on our business, financial condition, results of operations, and prospects.

Risks Relating to our Business and Industry

Our limited operating history makes it difficult to evaluate our current business and future prospects

We first began operations in December 2019 and therefore do not have a long history as a commercial company, and until 2021 had only operated in the UK. Our business has grown rapidly as additional customers have purchased cars and related products and services through our platform. However, given our limited operating history, it is difficult to predict whether we will be able to maintain or grow our business. We also expect that our business will evolve in ways that may be difficult to predict. For example, since our launch in December 2019, we have completed nine acquisitions, including the acquisition of Imperial Car Supermarkets Limited (“Imperial”), Drover Limited (“Drover”), Smart Fleet Solutions Limited (“Smart Fleet”), Cluno GmbH (“Cluno”), UK Vehicle Limited (“Cazana”), SMH Fleet Solutions Limited (“SMH”), Swipcar 2017, S.L. (“Swipcar”), Vans 365 Limited (“Vans 365”) and brumbrum S.p.A. (“brumbrum”). Our completed acquisitions have expanded the scope of our business, our storage facilities and vehicle preparation centers, the products and services we provide and the markets in which we operate. We have also invested, and continue to invest, in enhancing our digital platform and distribution infrastructure as we scale our business, including the design and expansion of website functionality and features and the development of sophisticated data analytics and logistics software and network management, and such work is ongoing.

These types of activities subject us to various costs and risks, including increased capital expenditures, additional administration and operating expenses and risks, potential disruption of our internal operations, additional demands on management time, the introduction of errors or vulnerabilities and other risks and costs of delays. We may not succeed in successfully developing our capabilities in each of these areas or in appropriately mitigating all of these risks and a desirable return on investment may not be achieved on the investments made in these areas. As a result, our operating results are not predictable and our historical results may not be indicative of our future results.

We have a limited history of operations under non-pandemic business conditions. We cannot predict the impact of a post-pandemic recovery on the economy, our customers, sources of vehicle inventory and other market participants, and on the continued adoption of online car retailing.

We have a history of losses and we may not achieve or maintain profitability in the future

We have not been profitable since we began operations in December 2019 and had an accumulated loss of approximately £664.3 million as of December 31, 2021. Although we intend to reduce operating expenses and take other initiatives through implementation of our Business Realignment Plan, we expect to continue to incur losses in the near future as we further invest in our business. While we believe we will become cash-flow breakeven in the UK by the end of 2023, these expense reductions, initiatives and further investments may not achieve the anticipated results and as such we cannot guarantee we will become cash-flow breakeven in the UK by such time, and, in addition, achieve the levels of profit anticipated or achieve profit at all in the business generally.

We may continue to incur losses in the future for a number of reasons, some of which are outside of our control, including, our inability to reduce costs and increase per unit profitability as contemplated under our Business Realignment Plan, slower than anticipated adoption of online channels for car buying, slower than anticipated demand for car purchases and our related products and services, increased competition, weakness in the automotive retail industry generally, our ability to source inventory, and a decline in global financial conditions that negatively impacts economic activity and employment. We may also encounter unforeseen expenses, difficulties, complications and delays in generating revenues or profitability. If our rate of generating revenues slows beyond what is expected in our business plan, we may not be able to reduce costs further in a timely manner. In addition, if we reduce variable costs to respond to losses, this may limit our ability to acquire customers and grow revenues.

Accordingly, we may not achieve or maintain profitability and may continue to incur significant losses in the future, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our recent growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to manage our growth effectively

Since we began operations in December 2019, our revenues have grown to £667.8 million for the year ended December 31, 2021, from £162.2 million for the year ended December 31, 2020. In the future, our revenues may not grow as rapidly as they did in 2020 or 2021 or may decline. Under our Business Realignment Plan, we intend to reduce the rate of unit sales to focus on gross profit per unit and working capital, by among other things, lowering our operating expenses and implementing other initiatives. There can be no assurance that this strategy of reducing the rate of unit sales to focus on profitability will be successful. We believe that future revenue growth will depend, among other factors, on our ability to:

●	increase awareness of our brand;

●	increase the number of unique visitors to our website and the number of customers;

●	further improve the quality of our vehicle offering, and the attachment of complementary products and services (including financing), and introduce high-quality new vehicles and services;

●	acquire sufficient suitable inventory, and effectively and timely recondition them, at an attractive cost to meet the increasing demand for our vehicles;

●	successfully develop complementary business lines, and identify suitable acquisition candidates;

●	successfully growing our business in the UK and Europe;

●	develop and improve our website; and

●	further invest in and enhance the quality of our logistics operations, including our customer delivery experience.

We may not meet these objectives.

In addition, our historical rapid growth has placed and may continue to place significant demands on our management and our operational and financial resources. We have experienced significant growth in the number of users of our platform, as well as in the amount of data that we analyze. Our organizational structure has become more complex as we added staff, opened new customer centers and vehicle preparation centers, and expanded into new countries across Europe. We also believe that our entrepreneurial culture is an important contributor to our success and this culture may weaken as we grow and adapt to macroeconomic trends. We will require continued capital expenditure investment and the allocation of valuable management resources to continue to grow without undermining the financial goals of our Business Realignment Plan or our customers’ car-buying and selling experience. If we cannot manage our growth effectively, maintain the quality and efficiency of our customers’ car-buying and selling experience, and the quality of the vehicles we sell, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may have difficulties implementing our current growth strategy, which could have a material adverse effect on our business and results of operations

Our ability to increase our revenues and pursue our growth and development objectives depends on our success in carrying out our growth strategy, which includes increasing our market penetration in the UK, Germany, France, Spain and Italy.

A number of factors may affect the achievement of our strategy, including, among others, the implementation of our Business Realignment Plan, demand for our vehicles, our ability to locate suitable inventory, our ability to grow organically and identify on an opportunistic basis suitable acquisition candidates, our ability to obtain funding and macroeconomic trends. We may not be able to fulfill our strategy in the near term or at all. In the event that we continue to grow, we will have to react and adapt to the changing business environment, including the emergence of competitors with digital platforms that are similar to our platform. Growth in the volume of sales may also outstrip our ability to serve customers while maintaining the quality and efficiency of the customers’ car-buying and selling experience. See “— If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, our ability to grow our business may suffer” below.

In addition, the costs associated with the pursuit of our growth strategy, whether successful or not, may have a negative impact on our results of operations or an increase in our indebtedness. Furthermore, the time required to pursue our growth strategy could divert management’s attention from other business concerns.

If we fail to realize our strategic objectives in full or in part and in a timely manner, or if the underlying assumptions on which such objectives are based prove to be incorrect, our ability to increase our revenues and profitability as well as our ability to respond to competitive pressures could suffer, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not successfully execute or achieve the expected benefits of our Business Realignment Plan and our efforts may result in the need for further actions, which in each case may adversely affect our business, financial condition, results of operations and prospects

On June 7, 2022, we announced our Business Realignment Plan, which is designed to de-risk our path to profitability and to maximize our liquidity by right-sizing the business and conserving cash in the short-term, and by focusing on delivering improved and sustainable profit margins. The key actions we are undertaking in connection with implementation of the Business Realignment Plan consist of:

●	reducing our existing employee headcount by approximately 15% and slowing the pace of new hiring;

●	lowering our brand marketing spend and focusing more on performance marketing;

●	limiting our capital expenditure and delaying a number of planned investment projects;

●	rationalizing our vehicle preparation and customer support sites to drive more efficiency;

●	increasing focus on driving GPU growth through more efficient buying and reconditioning;

●	modifying our consumer proposition to drive costs down and improve operating efficiencies;

●	increasing procurement efficiencies across our entire supply chain to reduce overheads; and

●	slowing our near-term growth aspirations in both the UK and EU to focus on profitable growth.

The Business Realignment Plan is based on our current estimates, assumptions and forecasts, which are subject to known and unknown risks and uncertainties, including assumptions regarding cost savings, cash burn rate, improvements in gross profits per unit and the effectiveness of our reduced operating expenses. Accordingly, we may not be able to fully realize the benefit of the cost savings, enhanced liquidity and other benefits anticipated from the Business Realignment Plan. Additionally, implementation of the Business Realignment Plan may be costly and disruptive to our business, the expected costs and charges may be greater than we anticipate, and the estimated cost savings may be lower than we have forecasted. In addition, our initiatives could result in personnel attrition beyond our planned reduction in headcount, which could in turn adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods, or our ability to attract highly skilled employees. Unfavorable publicity about us or the Business Realignment Plan could result in reputational harm and could diminish confidence in our brand and business model. The Business Realignment Plan has required, and may continue to require, a significant amount of management’s and other employees’ time and focus, which may divert attention from effectively operating and growing our business.

Our strategy of growing our operations in Europe could expose our business to new risks

Our strategy of growing our operations in Europe could expose our business to new risks that we may not have the expertise, capability or the systems to manage, including as a result of the United Kingdom’s exit from the European Union (“Brexit”). These risks include cultural differences, difficulties in staffing and managing overseas operations, difficulties and delays in contract negotiation and enforcement and the collection of receivables under the legal systems of individual European countries, the risk of non-tariff barriers, regulatory and legal requirements affecting our ability to enter new markets (including requirements for joint ventures with local entities), difficulties in obtaining regulatory approvals, environmental permits and other similar types of governmental consents, obtaining the necessary sites for customer centers or vehicle preparation centers or securing essential local financing or insurance, liquidity, trade financing or cash management facilities, export and import restrictions, multiple tax regimes (including regulations relating to transfer pricing and withholding and other taxes on remittances and other payments from subsidiaries) and restrictions on repatriation of funds, other restrictions on foreign trade or investment sanctions and the burdens of complying with a wide variety of foreign laws and regulations. The expansion of our operations in Europe could also impact our exposure to the impacts of geopolitical conflicts now and in the future. In addition, our growth in Europe may divert management’s attention from the operation of existing businesses.

Our growth in Europe will also expose us to foreign exchange rate risk arising from various currency exposures, primarily with respect to Euros versus GBP. When our operating entities recognize assets and liabilities in the local currency, it creates translation risk when converting the net asset value into GBP. Net earnings are also exposed to the same risk when they are recognized in local currency; such an exposure remains until the accumulated net earnings are converted into GBP when remitting dividends upwards in the Company. The realization of foreign exchange or currency risks could negatively impact our business, financial condition, results of operations and prospects.

Our ability to grow our complimentary service offerings and enter into new markets with such offerings may be limited, which could negatively impact our growth rate, revenues and financial performance

As we introduce new offerings or expand existing offerings, we may incur losses or otherwise fail to introduce these services successfully. Our expansion into new offerings and entry into new markets with such offerings may place us in competitive and regulatory environments with which we are unfamiliar and involves various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years, or at all. In attempting to establish new service or product offerings, including in connection with entering new markets, we expect to incur significant expenses and face various other challenges, such as expanding our customer advocate and management personnel to cover these markets and complying with complicated regulations that apply to these offerings and markets.

In addition, we may not successfully demonstrate the value of our new products and services to consumers, and failure to do so would compromise our ability to successfully expand into these additional businesses or achieve increasing attachment rates on these products and services over time. Any of these risks, if realized, could have a material adverse effect on our business, financial condition, results of operations and prospects.

The current geographic concentration where we provide services creates an exposure to severe weather, local economies, regional downturns, or catastrophic occurrences that may materially adversely affect our financial condition and results of operations

Beginning in 2021, with the acquisitions of Drover and Cluno, we commenced activities in France and Germany and subsequently launched a Cazoo branded offering in each market. We have also commenced activities in Spain and Italy through the acquisitions of Swipcar and brumbrum. Accordingly, we are subject to risks related to downturns in the economies of the UK and of the European markets in which we operate, especially the UK, as well as downturns in the market for our products and services in these regions. In addition, the geographic concentration of our business, particularly in the UK, exposes us to risks related to regional specific legislation, taxes and disasters such as earthquakes or floods, which could disproportionately affect us and our financial performance. Furthermore, the full effects of Brexit are still currently unknown and Brexit may continue to lead to uncertainty and potentially divergent national laws and regulations (including financial laws and regulations, tax and free trade agreements, immigration laws and employment laws). As such, the legal, political and economic relationship with the EU may continue to be a source of instability in international markets, create significant currency fluctuations or otherwise adversely affect trading agreements or similar cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise) for the foreseeable future and could adversely affect economic or market conditions in the UK and the EU. Any such event or occurrence could have a material adverse effect on our business, financial condition, results of operations and prospects.

The global COVID-19 pandemic has impacted our business, financial condition, results of operations and prospects, and could exacerbate the adverse effects of other risks to our business

Our business has been affected by the COVID-19 pandemic, which has resulted in changes to the operations of our customer centers and vehicle preparation centers (e.g., social distancing measures, operational constraints and increased working from home activity). The nature of our business provides some protection against the negative effects of the COVID-19 pandemic (given our digital platform and emphasis on home delivery) and we remained fully operational throughout 2021 despite a range of impacting COVID-19 restrictions and guidance, however, the measures we have taken may not be sufficient to offset the impact of the COVID-19 pandemic going forward.

The full implications of the COVID-19 pandemic depend on a number of factors, such as the duration of the pandemic, the severity of current infection rates and subsequent waves of infection and mutations, the length of time it takes to effectively vaccinate and re-vaccinate the general population, government initiatives to limit the spread of the virus and the extent of macroeconomic measures introduced by authorities in response. The effectiveness of macroeconomic measures (e.g., government stimulus packages and measures introduced by central banks) will also influence the impact that the COVID-19 pandemic will have on the economy and ultimately on the Company. There remains limited clarity in relation to these factors, and therefore we cannot reasonably estimate the impact of the COVID-19 pandemic on our business, financial condition, results of operations and prospects.

In addition, the COVID-19 pandemic may have a continuing impact on consumer behavior and preferences in the medium to longer-term, including willingness to make large purchases such as vehicles. Furthermore, the temporary or permanent closure of traditional car dealerships during the course of the pandemic may have accelerated the online adoption of car retailing. The use of online platforms to purchase cars may slow or decline now that traditional car dealerships are reopened to full service. This could result in diminished demand for our products and services.

Any of the foregoing, including a prolonged period of government restrictions, as well as any resulting deterioration in general economic conditions or change in customer behavior, could adversely affect our business.

Our business is subject to risks related to the larger automotive ecosystem, including consumer demand, the shift to electric vehicles, global supply chain challenges and other macroeconomic issues

Our business may be negatively affected by challenges to the larger automotive ecosystem, including urbanization, global supply chain challenges and other macroeconomic issues. The shift to electric vehicles as a result of government mandates and consumer preferences may result in a dislocation in the supply of suitable vehicles in the medium term as there may be fewer used electric vehicles available. New technologies such as autonomous driving software also have the potential to change the dynamics of car ownership in the future. A decline in the volume of new cars would result in a decline in the supply of used cars over time and could impact pricing of used cars. For example, a number of OEMs continue to report new car production disruptions caused by an ongoing global shortage of automobile microchips, which has resulted in a decline in the supply of new vehicles, which has in turn resulted in a decline in the supply of used vehicles due to a lack of turnover in the automotive retail market. The decline in the supply of new vehicles has resulted in used car pricing increasing significantly. The Russia Ukraine conflict has further impacted the ability of certain OEMs to produce new vehicles and new vehicle parts, which may result in continued disruptions to the supply of new and used vehicles. Rising gasoline prices may also change consumer behavior in ways that adversely impact us, including by decreasing demand for cars and by increasing demand for electric vehicles, which could affect our vehicle sales and valuations. In addition, manufacturer recalls are a common occurrence. Recalls and a scrutiny surrounding selling used vehicles with open safety recalls could adversely affect used vehicle sales or valuations, could cause us to temporarily remove vehicles from inventory, sell affected vehicles at a loss, incur increased costs and could expose us to litigation and adverse publicity related to the sale of recalled vehicles. See “— Our business is sensitive to conditions affecting automotive manufacturers, including manufacturer recalls and potential financial issues” below.

Decreases in consumer demand could adversely affect the market for vehicles and, as a result, reduce the number of consumers using our platform. Recent trends suggest that demand and prices for used vehicles may be softening. Consumer purchases of vehicles generally decline during recessionary periods and other periods in which disposable income is adversely affected. Purchases of vehicles may be affected by negative trends in the economy, in particular the economy of the UK or the EU, and other factors, including the COVID-19 pandemic, rising interest rates, rising vehicle prices, the cost of energy and gasoline, the availability and cost of credit, reductions in business and consumer confidence, stock market volatility, increased regulation, increased unemployment and the impact of any recession. See “— Downturns in general economic and market conditions and reductions in spending may reduce demand for our products” below.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be adversely impacted by weakness in travel demand or a significant increase in fuel costs

Demand for vehicle purchases may be impacted by international, national and local economic conditions and travel demand. Recent trends suggest that demand and price for used vehicles may be softening. When travel demand or economic conditions weaken, our financial condition and results of operations may be adversely impacted. In addition, any significant increases in fuel prices, a severe protracted disruption in fuel supplies or rationing of fuel could discourage our customers from purchasing vehicles, which could also adversely impact our results of operations.

Downturns in general economic and market conditions and reductions in spending may reduce demand for our products

Our revenues, results of operations and cash flows depend on the overall demand for our cars, services and products. Negative conditions in the general economy both in the countries in which we operate and in other jurisdictions, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations construction slowdowns, energy costs, international trade relations and other geopolitical issues, including those caused or may be caused by the Russia Ukraine conflict, and the availability and cost of credit could cause a decrease in consumer discretionary spending and business investment and diminish growth expectations in the countries in which we operate. Moreover, government consumption or socio-economic policies or objectives pursued by countries in which we do business could potentially impact the demand for our goods and services in certain countries.

Global inflation also increased during 2021 and in 2022. The Russia Ukraine conflict and other geopolitical conflicts, as well as related international response, has exacerbated inflationary pressures, including causing increases in the price for goods and services and global supply chain disruptions, which has resulted and may continue to result in shortages in materials and services. Such shortages have resulted and may continue to result in inflationary cost increases for labor, fuel, materials and services, and could continue to cause costs to increase as well as result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or other negative economic factors or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit per unit could decrease, and our financial condition and results of operations could be adversely affected.

Economic slowdowns in the past have significantly affected the automotive and related markets. Recent trends suggest that demand and prices for used vehicles may be softening. Consumer purchases of vehicles generally decline during recessionary periods and other periods in which disposable income is adversely affected. Purchases of vehicles may be affected by negative trends in the economy, in particular the economies of the UK and the EU. Periods of deteriorating general economic conditions may result in a significant reduction in car sales, which may negatively affect our profitability and put downward pressure on our product and service prices and volumes. Economic slowdowns may lead to reduced sales of new vehicles, which may in turn reduce the supply of used vehicles.

Downturns in general economic conditions may also materially affect our third-party suppliers. Adverse economic conditions may cause suppliers to be unable to meet their commitments to us, which could limit our ability to purchase or recondition sufficient numbers of cars to meet demand, or our ability to purchase or recondition any cars at all. Our suppliers may also seek to reduce their costs in response to adverse economic conditions, which could reduce the quality of their products or services, which, in turn, could damage our reputation.

Any of these events or occurrences could cause consumer confidence and spending to decrease, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be unable to attract a sufficient audience to our website in a cost-effective manner

Our success will depend, in part, on our ability to attract users to our website and to do so in a cost-effective manner. Although we have made substantial investments in advertising and public relations campaigns in order to raise awareness of, and direct traffic to, our website, and intend to continue to do so, these campaigns may not be successful. Factors important to maintaining and increasing the audience to our website include our ability to:

●	maintain a convenient and reliable user experience as consumer preferences evolve and as we expand into new product categories and markets;

●	develop and manage new and existing technologies and distribution channels, including smartphones and tablets; and

●	increase awareness of our brand and website through marketing and promotional activities.

In addition, our future success depends, in part, on our ability to provide adequate functionality for visitors who use mobile devices to search for and purchase cars and the number of transactions that are completed by those users. In the year ended December 31, 2021, approximately 80% of unique visitors to our website were attributable to mobile devices. This is consistent with prior years. The online market for purchasing vehicles is significantly less developed than the online market for other goods and services such as books, music, travel and other consumer products. If the market for online vehicle transactions does not gain more widespread acceptance, or if we are unable to adequately address our customers’ desire to utilize mobile device technology, our business may suffer. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or offer more incentives than we currently anticipate in order to attract additional consumers to our digital platform and convert them into purchasing customers. Specific factors that could prevent consumers from purchasing vehicles through our digital platform include a preference for the ability to physically test-drive and examine vehicles, our ability to provide the same level of website functionality to a mobile device that we provide on a desktop computer, the actual or perceived lack of security of information on a mobile device and possible disruptions of service or connectivity. In addition, we may not continue to innovate and introduce enhanced products that can be suitably conveyed on mobile platforms. Any failure to properly manage these factors could negatively affect our brands and reputation or our ability to attract and retain users.

Our business is dependent upon access to suitable vehicle inventory for resale to customers. Obstacles to acquiring suitable inventory for resale to customers, whether because of supply, competition, or other factors, could have a material adverse effect on our business, financial condition, results of operations and prospects

We acquire cars for sale through numerous sources, including from used-car auctions, corporate suppliers including vehicle finance, leasing, rental companies and OEMs, as well as directly from consumers and from end-of-term subscription agreements. The supply of suitable vehicles may not be sufficient to meet our needs and the vehicles may not be available at prices or on terms acceptable to us. For example, any reduction in the volume of new cars could negatively impact the supply of cars for our business. A number of OEMs continue to report new car production disruptions caused by an ongoing global shortage of automobile microchips, which has resulted and could in the future result in a decline in the supply of new vehicles, which has in turn has resulted in and could in the future result in a decline in the supply of used vehicles due to a lack of turnover in the automotive retail market. The decline in the supply of new vehicles has resulted in used car pricing increasing significantly. Follow-on effects from the COVID-19 pandemic have also led to reduced supply from rental companies. In addition, suppliers may also choose to provide our competitors with certain vehicles or may prefer working with our competitors over us, limiting our ability to obtain inventory. Some of these factors could continue in the future. We have expanded the volume of vehicles we acquire directly from consumers during the second half of 2021 and into 2022 as a result of the launch of our direct car buying channel. This has allowed us to increase the availability of suitable vehicle inventory at attractive commercial rates. However, this channel may not continue to be successful or commercially viable, or may not be sustainable in the context of the associated capital overhead. A reduction in the availability of or access to sources of inventory, whether due to COVID-19, supply chain constraints, geopolitical events, or otherwise, could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the shift to electric vehicles as a result of government mandates and consumer preferences may result in a dislocation in the supply of suitable vehicles in the medium term as used electric vehicles may not achieve wide consumer acceptance as a result of actual or perceived limitations on battery life or other concerns. New technologies, such as autonomous driving software, also have the potential to change the dynamics of car ownership in the future and could reduce the demand for both new and used cars. A decline in the volumes of new cars would result in a decline in the supply of used vehicles over time.

We evaluate thousands of potential cars to purchase daily using proprietary algorithms to determine appropriate appraisals based on a variety of factors including age, condition, consumer desirability and relative value as prospective inventory. Our failure to adjust appraisals to stay in line with broader market trends or failure to recognize those trends, could adversely affect our ability to acquire inventory. In addition, if our appraisals are too high, we may be unable to generate sufficient profit or any profit on the sale of our vehicles. Our ability to source vehicles could also be affected by competition, which may have the effect of increasing prices for and decreasing the availability of used vehicles.

A reduction in the availability of suitable vehicle inventory for any of the above reasons, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business is dependent on the image and reputation of our brand

Our financial performance is influenced by the image, perception and recognition of the Cazoo brand. We need to maintain, protect, and enhance our brand in order to expand our base of users and increase their engagement with our website. This, in turn, depends on many factors such as the quality of the vehicles available for sale and the services provided, the level of customer service and advice, the efficiency of our delivery services and our communication activities including advertising, public relations, marketing and our general corporate and market profile. If we fail to maintain the standards on which our reputation is built, or if an event occurs that damages this reputation, such as accidents in or malfunctions related to Cazoo vehicles or services, consumer demand could be adversely affected which would have a material adverse effect on our business, sales and results of operations. Even the perception of a decrease in the quality of our vehicles, customer service or brand could impact results. Our high rate of growth enhances the difficulty of maintaining the quality of our customers’ experience.

Complaints or negative publicity about our business practices, the quality of our vehicles or services, our marketing and advertising campaigns, compliance with applicable laws and regulations, the integrity of the vehicle data that we provide to users, data privacy, environmental and social, governance, health and safety, driver and vehicle standards, and security issues, and other aspects of our business, especially on blogs and social media websites, and irrespective of their validity, could diminish customer confidence in our platform and adversely affect the Cazoo brand. The growing use of social media increases the speed with which information and opinions can be shared and thus the speed with which reputation can be affected. While we may choose to engage in marketing campaigns to further promote our brands, these efforts may not be successful. Our failure to correct or mitigate misinformation or negative information about us, the vehicles we sell or purchase, our customer experience, or any aspect of our brand, including information spread through social media or traditional media channels, could have a material adverse effect on our business, financial condition, results of operations and prospects.

The success of our business relies heavily on the effectiveness of our marketing and branding efforts, and these efforts may not be successful

We are a consumer brand, we rely heavily on effective marketing and advertising to increase brand visibility with potential customers. We recorded expenses of £65.2 million on marketing, customer experience, advertising and other marketing related costs in the year ended December 31, 2021. As part of our Business Realignment Plan, we intend to reduce certain types of marketing (such as TV and radio advertisements) and to focus on performance marketing.

We are also heavily reliant on our website, which needs to evolve as our business scales. In the future, we may not be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our website in a timely manner or at all. Our business model relies on our ability to scale rapidly to decrease incremental customer acquisition costs as we grow. If we are unable to recover marketing costs through increases in customer traffic and in the number of transactions by users of our platform, or if our broad marketing campaigns are not successful or are terminated, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on search engines and vehicle listings sites to help drive traffic to our website, and if we fail to appear prominently in the search results or fail to drive traffic through paid advertising, our audience may decline and our business would be adversely affected

We depend in part on search engines, such as Google and Bing and vehicle listings sites such as Autotrader and Motors.co.uk to drive traffic to our website. Our ability to maintain and increase the number of visitors directed to our website is not entirely within our control. A significant number of users access our website via links contained in search engines’ “natural” listings (i.e. listings not dependent on advertising or other payments). Search engines typically do not accept payments to rank websites in their natural listings and instead rely on algorithms to determine which websites are included and in what priority to order in the results of a search query. We endeavor to enhance the relevance of our website to common user search queries and thereby improve the rankings of our website in natural listings (a process known as “search engine optimization” or “SEO”). Search engines frequently modify their algorithms and ranking criteria to prevent their natural listings from being manipulated, which could impair our search engine optimization activities, in turn reducing new client acquisition and adversely affecting our operating results.

These algorithms and ranking criteria may be confidential or proprietary information, and we may not have complete information on the methods used to rank our website. If we are unable to quickly recognize and adapt our techniques to such modifications in search engine algorithms or if the effectiveness of our SEO activities is affected for any other reason, we could suffer a significant decrease in traffic to our website. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future.

Our competitors may increase their search engine optimization efforts and outbid us for placement on various vehicle listings sites or search terms on various search engines, resulting in their websites receiving a higher search result page ranking than Cazoo. Search engine providers could also provide automotive dealer and pricing information directly in search results and search engine providers or vehicle listings sites could align with our competitors or choose to develop competing services.

Further, a violation of a search engine’s terms of service may result in a website’s exclusion from that search engine’s natural listings. If a search engine were to modify our terms of service or interpret existing or modified terms of service in a manner such that our SEO practices were deemed to violate such terms, our website could be excluded from the search engine’s natural listings. Such exclusion could significantly affect our ability to direct traffic to our website.

If search engines modify their algorithms in ways that are detrimental to us, if vehicle listings sites are unwilling to display any or all of our inventory or if they significantly increase the cost of doing so, or if our competitors’ efforts are more successful than us, overall growth in our audience could slow or our customer base could decline.

Further, mobile operating system and web browser providers, such as Apple and Google, have announced or recently implemented product changes to limit the ability of advertisers to collect and use data to target and measure advertising. For example, Apple recently made a change to iOS 14 to require apps to get a user’s opt-in permission before tracking or sharing the user’s data across apps or websites owned by companies other than the app’s owner. Google intends to further restrict the use of third-party cookies in its Chrome browser in 2022, consistent with similar actions taken by the owners of other browsers, such as Apple in its Safari browser, and Mozilla in its Firefox browser. These changes may reduce our ability to efficiently target and measure advertising, in particular through online social networks, making our advertising less cost effective and successful. Any reduction in the number of users directed to our website through search engines or vehicle listings sites could have an adverse effect on our business, financial condition, results of operations and prospects.

Our business is dependent upon our ability to recondition and sell inventory expeditiously and efficiently

Our purchases of vehicles are based in large part on projected consumer demand. If actual sales are materially less than we forecast, we would experience an over-supply of vehicle inventory. An over-supply of vehicle inventory will generally cause downward pressure on product sales prices and margins and increase our average days to sale. Vehicle inventory represents a significant portion of our total assets, accounting for £364.6 million, or approximately 31% of our total assets, as of December 31, 2021. Having such a large portion of total assets in the form of inventory for an extended period subjects us to depreciation, inflation and other risks that affect our results of operations. Vehicles can depreciate rapidly and therefore a failure to sell our inventory expeditiously or to recondition and deliver vehicles efficiently to customers could adversely impact our gross profit per unit. If we have excess inventory or our average days to sale increases, we may be unable to liquidate such inventory at prices that allow us to meet margin targets or to recover our costs, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Conversely if our customer demand exceeds our capacity to purchase and recondition our used vehicle inventory this could result in lower inventory levels, leading to lower conversion rates. During 2021, we expanded vehicle reconditioning in the UK through the acquisitions of SFS and SMH Fleet Solutions. The expanded SFS reconditioning capacity was incorporated into our business during the second quarter of 2021. SMH capacity was incorporated during the second half of 2021. During 2021 we experienced reduced reconditioning capacity, while we aligned and optimized our reconditioning operations and made appropriate investments to increase capacity, impacting the number of vehicles we are able to recondition and sell during such period. No assurance can be given that we will not experience similar periods of reduced reconditioning capacity in the future or that our reconditioning operations will not experience periods of inefficiency as we experienced in 2021, which had an impact on our gross profit per unit in the fourth quarter of 2021 and which continued to have an impact through the first quarter of 2022. As we grow in Europe, we will require additional reconditioning capabilities either from third parties or through the creation of our own vehicle preparation centers. There is no assurance that we will be able to achieve such capabilities in a timely manner to meet our growth objectives.

Any disruption of our ability to recondition our vehicles in an expeditious and efficient manner could have a material adverse effect on our business, financial condition, results of operations and prospects.

Vehicle retail sales depend heavily on affordable interest rates and availability of credit for vehicle financing and a substantial increase in interest rates could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows

If interest rates rise, market rates for vehicle financing will generally be expected to rise as well, which may make our vehicles less affordable to customers or steer customers to less expensive vehicles that would be less profitable for us, adversely affecting our financial condition and results of operations. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, customers may not desire or be able to obtain financing to purchase our vehicles. As a result, a substantial increase in customer interest rates or tightening of lending standards could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our business is sensitive to changes in the prices of new and used vehicles

Any significant changes in retail prices for new or used vehicles could have a material adverse effect on our revenues and results of operations. For example, an overall increase in prices for used vehicles may make it difficult for certain customers to afford to purchase a vehicle. Similarly, if retail prices for used vehicles rise relative to retail prices for new vehicles, it could make buying new vehicles more attractive to our customers than buying used vehicles, which could result in reduced used-car sales and lower revenues. Manufacturer incentives could contribute to narrowing the price gap between new and used vehicles. In addition, supply chain issues impacted new vehicle production throughout 2021 and into 2022 and may continue in the future. As a result of these factors, automotive vehicle pricing and demand continues to be difficult to predict, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Used vehicle prices may also decline for a variety of reasons including an increase in supply due to an increased number of new vehicle lease returns over the next several years. While lower used vehicle prices reduce the cost of acquiring new inventory, lower prices could also lead to reductions in the value of inventory we currently hold, which could result in impairments to our assets and have a negative impact on gross profit. Furthermore, any significant changes in wholesale prices for used vehicles could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, our ability to grow our business may suffer

The success of our business depends in part on effectively managing, maintaining and growing sales of our vehicle inventory and related products and services, and providing customers with a car buying experience that meets or exceeds their expectations. If for any reason we are unable to do so in a timely and cost-effective manner, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

If our products and services do not meet expected performance or quality standards, including with respect to customer safety and satisfaction, this could adversely affect consumer demand. In addition, the volume of customer service requests before and after delivery limits our service capacity and may prevent us from retailing service plans to customers effectively. Growth in the volume of sales may also outstrip our ability to serve customers while maintaining the quality and efficiency of the customers’ car-buying experience. If the demand for our used cars exceeds our ability to recondition cars, we may be unable to meet customer demand and may have to decrease our range of brands and models for sale. While we may look to expand our capacity further or use third-party suppliers to recondition cars, we may not be able to do so in a timely manner or at a reasonable cost. This could adversely impact our reputation, customer demand for our vehicles and our competitive position.

If we cannot manage our growth effectively and maintain the quality and efficiency of the customers’ car-buying experience or the quality of the vehicles we sell, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be unable to identify or accurately evaluate suitable acquisition candidates or to complete or integrate past or prospective acquisitions successfully and/or in a timely manner, which could, among other things, divert our management’s attention, result in additional dilution to shareholders and otherwise disrupt our operations, which could in turn have a materially adverse effect on our growth

Our business has grown through a number of acquisitions of complementary assets, businesses and technologies. Since our launch in December 2019, we have acquired Imperial, Drover, Smart Fleet, Cluno, Cazana, SMH, Vans 365, Swipcar and brumbrum. Our strategy is to grow organically and to opportunistically review acquisition targets in complementary businesses. As we evaluate suitable acquisition targets, we conduct due diligence and enter into non-binding letters of intent with possible targets, some of which may be material. In the near term, we do not expect to undertake acquisitions inconsistent with the cash-preservation focus of our Business Realignment Plan. Among the risks associated with acquisitions are the following:

●	we may not find suitable acquisition candidates or may face competition for them;

●	acquisition candidates may not be complimentary with our business strategy;

●	our history of utilizing capital stock, in addition to cash, as consideration may not continue to be acceptable to buyers or fit within our business strategy;

●	the financing of any such acquisition may be unavailable on satisfactory terms;

●	synergies attributable to the acquisition may vary from expectations;

●	we may not successfully integrate the acquired company’s technology and teams;

●	we may not successfully transition and retain the acquired company’s customers;

●	we may incur substantial costs, delays or other operational or financial problems in integrating acquired businesses or assets, such as costs and issues relating to monitoring, hiring and training of new personnel, or the integration of information technology (“IT”) and accounting and internal control systems;

●	we may incur costs associated with upgrading or rebranding acquired infrastructure or assets;

●	increased investments may be needed in order to understand new markets and new regulatory schemes and follow trends in these markets in order to effectively compete;

●	we may not be sufficiently familiar with the market of the acquired business to accurately predict our performance;

●	we may experience increased regulatory uncertainties;

●	potential harm to our existing business relationships as a result of an acquisition;

●	acquisitions may divert management’s attention from the operation of existing businesses;

●	we may not be able to retain key personnel at acquired businesses;

●	increased exposure to legal and operational risks inherent to acquired businesses, including relating to health, safety and the environment;

●	we may encounter unanticipated events, circumstances or legal liabilities related to the acquired businesses or assets; and

●	we may not plan or manage any acquisition effectively and an acquisition may not achieve anticipated synergies or other expected benefits.

In addition, following the integration of an acquired business or assets into Cazoo, such acquired business or assets may not be able to generate the expected margins or cash flows. Although we assess each acquisition target, these assessments are subject to a number of assumptions and estimates concerning markets, profitability, growth, interest rates and company and asset valuations. Our assessments of, and assumptions regarding, acquisition candidates may prove to be incorrect and actual developments may differ significantly from our expectations. Moreover, we may incur write downs, impairment charges or unforeseen liabilities or exposures, or encounter other difficulties in connection with completed acquisitions that could have a material adverse effect on our business, financial condition, results of operations and prospects.

In the past, we have utilized either a mix of cash and equity or all cash to acquire our targets and expect to continue to use either cash or equity, or both, in the future. As a result, acquisitions could result in dilutive issuances of equity securities, which could adversely impact the investment of existing shareholders. We have in the past and in the future may consider incurring indebtedness to pay for an acquisition. The incurrence of indebtedness could result in increased obligations and include covenants or other restrictions that restrict our operational flexibility, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We operate in a competitive industry. Increased competition in online car sales could increase our marketing costs and affect our business, results of operations and prospects

The car retail market is highly competitive with respect to price, quality, service, location and vehicle offering. Our current and future competitors may include:

●	traditional car dealers or marketplaces who could increase investment in technology and infrastructure to compete directly with our online retail model or online retail platforms such as Cinch in the UK and AutoHero in Europe;

●	search engines and vehicle listings sites and new entrants that could change their models to directly compete with us, such as Google, Amazon and AutoTrader.co.uk and Motors.co.uk; and

●	OEMs that could change their sales models through technology and infrastructure investments and enter into the subscription and/or direct online retail sales market themselves.

We also expect that new competitors will continue to enter the online and traditional automotive retail industry with competing brands, business models, products, and services, which could have an adverse effect on our business, financial condition, results of operations and prospects. Our competitors may also develop and market new technologies that render our existing or future business model, products and services less competitive, undesirable or obsolete. In addition, if our competitors develop business models, products or services with similar or superior functionality to our solutions or broader in range than those we provide customers with or with more competitive pricing, this may adversely impact our business and prospects.

Our current and potential competitors may have significantly greater financial, technical, marketing and other resources than we have, and an ability to devote greater resources to the development, promotion and support of their products and services. Additionally, they may have more extensive automotive industry relationships, longer operating histories and greater name recognition than us. As a result, these competitors may be able to adapt more quickly, develop new technologies faster and undertake more extensive marketing or promotional campaigns. In addition, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. If we are unable to compete with these competitors, the demand for our cars, products and services could substantially decline.

We may not be able to compete successfully against current or future competitors, and competitive pressures could have a material adverse effect on our business, financial condition, results of operations and prospects.

Loss of, or disruption to, our customer centers or vehicle preparation centers could have a material adverse effect on our business, financial condition, results of operations and prospects

We operate 21 customer centers and 10 vehicle preparation centers in the UK, and have recently acquired a vehicle preparation center in Italy with the acquisition of brumbrum. We recently announced the planned closure of two vehicle preparation centers and one customer center, and the consolidation of two of our customer centers, pursuant to our Business Realignment Plan. We store our sale-ready inventory at and deliver vehicles from these locations. Our ability to deliver vehicles to customers is dependent on our operational infrastructure, particularly the efficient functioning of our customer centers and vehicle preparation centers as well as the services of third-party providers of vehicle reconditioning. Customer and vehicle preparation centers rely on inventory management and logistics technology. If this technology fails to operate correctly it could result in an interruption to or a significant diminishment in our ability to function until the technology is restored to working order, which could result in delays in deliveries to our customers, damage to our reputation and potentially a loss of customers or sales.

Our customer centers also provide support in organizing deliveries, managing servicing, MOTs and repairs, dealing with insurance and warranty claims and answering general queries, and vehicle preparation centers are used to recondition used cars prior to sale. If one or more of these customer centers or vehicle preparation centers were to suffer an interruption to their operations, we may have difficulty in replicating their services at one of our other centers. Such an interruption could have a substantial impact on our ability to recondition vehicles to our quality standards, fulfill customer orders or address our customers’ needs, which could result in damage to our reputation and potentially a loss of customers or sales.

In France, Germany, Spain and Italy, we contract with affiliates of GEFCO for logistics and reconditioning services. GEFCO’s former majority owner was an entity that became subject to UK sanctions on March 24, 2022 arising from the Russia Ukraine conflict. The implementation of these sanctions would have prevented Cazoo from continuing to purchase services from GEFCO and its affiliates. On March 25, 2022, the UK Office of Financial Sanctions Implementation (“OFSI”) granted a temporary license to GEFCO, permitting Cazoo and its subsidiaries to continue to purchase services from GEFCO and its affiliates until May 23, 2022. On April 8, 2022 the CMA CGM Group, a world leader in shipping and logistics, announced that it was acquiring nearly 100% of the capital of GEFCO. As a result, OFSI announced that GEFCO is no longer impacted by UK sanctions and withdrew the temporary license. The European Commission authorized the acquisition by CMA CGM Group to take place immediately pending final approval, the outcome of which is not known at this time. No assurance can be given that we will be able to find an alternate provider or providers, if needed in the future, for the logistics and reconditioning services provided by GEFCO.

Although we have established business continuity procedures designed to minimize the impact of any such disruption, including work from home procedures where necessary, those procedures may not be adequate or effective. We maintain insurance to cover material exposures and business interruption; however, the insurance coverage may not be sufficient and insurance proceeds may not be paid on a timely basis to us if any of our customer centers or vehicle preparation centers are unavailable for any extended period of time. As a result, any loss of or disruption to any of our customer centers and vehicle preparation centers may have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on key third-party suppliers for the delivery of outsourced services to us and to provide financing, as well as value-added products to our customers, and we cannot control the quality or fulfilment of these products

Our operations are subject to a number of risks, some of which are outside of our control, including failure of a supplier to provide the required level of service, comply with the terms of an agreement with us; interruption of operations or increased costs in the event that a supplier ceases its business due to insolvency or other unforeseen circumstances; failure of a supplier to comply with applicable legal and regulatory requirements or our policies; and difficulty in managing the workforce, labor unrest or other employment issues. This in turn, may affect our relationships with our customers and damage our reputation. In addition, we may incur liability to third parties as a result of the actions of our suppliers.

Outsourced services may cease to be provided, for example due to a contract period expiring or a contract being terminated, and there can be no guarantee that the chosen suppliers will be able to provide the functions for which they have been contracted. Although we may replace suppliers or decide to perform functions ourselves, we cannot ensure that such substitution can be accomplished in a timely fashion or without significant costs or disruption to our operations. Any failure of third-party suppliers to deliver the contracted services could have a material adverse effect on our business, financial condition, results of operations and prospects, particularly if a disruption occurs during peak trading periods.

In France, Germany, Spain and Italy, we contract with affiliates of GEFCO for logistics and reconditioning services. GEFCO’s former majority owner was an entity that became subject to UK sanctions on March 24, 2022 arising from the Russia Ukraine conflict. The implementation of these sanctions would have prevented Cazoo from continuing to purchase services from GEFCO and its affiliates. On March 25, 2022, OFSI granted a temporary license to GEFCO, permitting Cazoo and its subsidiaries to continue to purchase services from GEFCO and its affiliates until May 23, 2022. On April 8, 2022 the CMA CGM Group, a world leader in shipping and logistics, announced that it was acquiring nearly 100% of the capital of GEFCO. As a result, OFSI announced that GEFCO is no longer impacted by UK sanctions and withdrew the temporary license. The European Commission authorized the acquisition by CMA CGM Group to take place immediately pending final approval the outcome of which is not known at this time. No assurance can be given that we will be able to find an alternate provider or providers, if needed in the future, for the logistics and reconditioning services provided by GEFCO.

We also rely on agreements with third-party lenders to finance our vehicle inventory purchases. If we are unable to extend these agreements on favorable terms or at all, or if the agreements are terminated or expire and are not renewed, our inventory supply may decline, resulting in fewer vehicles available for sale on our website. If we are unable to renew the facilities with our third-party lenders or find satisfactory replacements, whether because of our financial and operating performance or for other reasons, our ability to acquire inventory would be adversely affected. New funding arrangements may include higher interest rates or other less favorable terms. These financing risks, in addition to rising interest rates and changes in market conditions, if realized, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We also offer value-added products to our customers through third-party service providers, including Assurant and RAC roadside assistance. As we utilize third-party service providers, we cannot control all of the factors that might affect the quality and fulfilment of these services and products, including (i) lack of day-to-day control over the activities of third-party service providers, (ii) that such service providers may not fulfil their obligations to us or our customers or may otherwise fail to meet expectations and (iii) that such service providers may terminate their arrangements with us on limited or no notice or may change the terms of these arrangements in a manner unfavorable to us or our customers for reasons outside of our control. Such providers also are subject to local and national regulations and any failure by such third-party service providers to comply with applicable legal requirements could cause us financial or reputational harm.

In addition, we rely on third-party lenders to finance our customers’ vehicle purchases. To the extent that our finance customers have a higher-than-expected default rate, this may affect our ability to agree customer financing with third-party lenders on acceptable terms or at all. Moreover, we receive commissions and fees from these third-party service providers in connection with finance, service and insurance products purchased by our customers. A portion of the commissions and fees we receive on such products is subject to chargebacks in the event of early termination, default or prepayment of the contracts by end-customers, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Our revenues and results of operations are partially dependent on the actions of these third parties. If one or more of these third-party service providers cease to provide these services or products to our customers, tighten their credit standards or otherwise provide services to fewer customers or are no longer able to provide them on competitive terms, any of these could have a material adverse effect on our business, revenues and results of operations. In addition, our operations in Europe largely rely on third-party suppliers for reconditioning, logistics and transportation activity at least in the short term until we successfully scale our operations and build our own infrastructure. If we are unable to replace the current third-party providers upon the occurrence of one or more of the foregoing events, or to successfully build our own European infrastructure, it could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, disagreements with such third-party service providers could require or result in costly and time-consuming litigation or arbitration.

We rely on internal and external logistics to transport our vehicle inventory. Thus, we are subject to business risks and costs associated with the transportation industry

We rely on a combination of internal and external logistics to transport vehicles from the site of purchase to vehicle preparation centers, then to our customer centers and/or then directly to our customers. As a result, we are exposed to risks associated with transportation, such as weather, traffic patterns, gasoline prices, cost inflation, supply chain delays, labor shortages at transportation providers and warehouses, recalls affecting our vehicle fleet, local and national regulations, insufficient internal capacity, rising prices of external transportation vendors, taxes, license and registration fees, insurance premiums, difficulty in recruiting and retaining qualified drivers, disruption of our technology systems and increasing equipment and operational costs.

In addition, events related to political instability, including for example, in connection with the Russia Ukraine conflict, or threatened or actual acts of terrorism and security concerns, may pose challenges to our logistics and fulfilment processes. In France, Germany, Spain and Italy, we contract with affiliates of GEFCO for logistics and reconditioning services. GEFCO’s former majority owner was an entity that became subject to UK sanctions on March 24, 2022 arising from the Russia Ukraine conflict. The implementation of these sanctions would have prevented Cazoo from continuing to purchase services from GEFCO and its affiliates. On March 25, 2022, OFSI granted a temporary license to GEFCO, permitting Cazoo and its subsidiaries to continue to purchase services from GEFCO and its affiliates until May 23, 2022. On April 8, 2022 the CMA CGM Group, a world leader in shipping and logistics, announced that it was acquiring nearly 100% of the capital of GEFCO. As a result, OFSI announced that GEFCO is no longer impacted by UK sanctions and withdrew the temporary license. The European Commission authorized the acquisition by CMA CGM Group to take place immediately pending final approval, the outcome of which is not known at this time. No assurance can be given that we will be able to find an alternate provider or providers, if needed in the future, for the logistics and reconditioning services provided by GEFCO.

Our transportation costs may increase as carriers have increased prices. We are also exposed to the risks of vehicular crashes, which may result in serious injury to or loss of life of an employee or third party. In addition, as we grow in Europe, we are likely to place increased reliance on third-party suppliers for transportation activity in the near term until we successfully scale our logistics operations. Our failure to successfully manage our logistics and fulfilment process could cause a disruption in our inventory supply chain and distribution, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business is sensitive to conditions affecting automotive manufacturers, including manufacturer recalls and potential financial issues

Adverse conditions affecting one or more automotive manufacturers, including financial issues, could have a material adverse effect on our business, financial condition, results of operations and prospects and could impact the supply of vehicles. Our business may be negatively affected by challenges to the larger automotive ecosystem, including global supply chain challenges, such as those resulting from the ongoing global microchip shortage. We are also dependent on OEMs for supply of vehicle parts which could be constrained due to a number of factors, including the Russia Ukraine conflict. In addition, manufacturer recalls are a common occurrence that have accelerated in frequency and scope in recent years. Recalls and the increased regulatory scrutiny surrounding selling used vehicles with open safety recalls could adversely affect used vehicle sales or valuations, could cause us to temporarily remove vehicles from inventory, could force us to incur increased costs and could expose us to litigation and adverse publicity related to the sale of recalled vehicles, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Vehicles in our inventory may be stolen, damaged or destroyed before they can be sold. In addition, our vehicles used for our subscription offering may be stolen, damaged or destroyed before being returned to us

Vehicles in our inventory comprise a large share of our total assets. As of December 31, 2021, the value of our overall inventory amounted to £364.6 million. Given the size of this inventory, we require significant space to store our cars. To this end, we have entered into agreements with third-party logistics partners to handle the transport and storage of some of our cars. We have limited control over the third-party logistics partners and cannot guarantee that cars in our inventory will be properly protected (e.g., against theft or vandalism).

In addition, given that our cars are typically stored in unroofed parking lots, force majeure events such as flooding, fires or hail may affect a large number of our cars. This type of parking lot also has an increased risk of theft or vandalism. Such events may cause us to incur large, uninsured damages, deprive us of a significant portion of our inventory and reduce customer satisfaction if we cannot deliver sold cars. In addition, vehicles provided to customers under our car subscription offering (which is being wound down) may be stolen, damaged or destroyed before being returned to us. While we carry insurance for our vehicles, the insurance coverage may not be sufficient.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be adversely affected by fraudulent behavior of sellers or purchasers of our cars or an inability to correctly assess their creditworthiness

We source a large number of used cars, and while we run provenance checks on the vehicles we purchase, the process and details of public registers differ between the UK and the various European markets in which we operate. Consequently, it may be difficult to detect that cars offered to us have been stolen. Criminals attempting such sales tend to be sophisticated, presenting us with fake identities, forged car documentation (e.g., a fake registration document and vehicle registration, or obtaining such documentation by submitting false information to the relevant governmental agencies). Given that applicable laws in many European jurisdictions, including Germany and France, prevent us from acquiring ownership if cars purchased by us were stolen, we may be required to return such cars to their actual owners without being able to recover the money paid for them. In addition, our reputation may suffer as a result of such transactions.

When deciding whether to provide financing or subscription services to consumers, we assess their creditworthiness by relying, among other things, on the assessments of third-party credit agencies. There is, however, no guarantee that the systems of these agencies will function properly or that there are no gaps or errors in their assessment. Going forward, we may develop and rely on our own automated credit assessment software. Our credit risk algorithms are, however, unproven and may not function as envisaged. Consequently, we may fail to correctly assess the creditworthiness of consumers. If purchases or payments are not properly authorized or payment confirmations are transmitted in error, the relevant purchasers may turn out to have insufficient funds or be able to defraud us, which would adversely affect our operations and result in increased legal expenses and fees. High levels of fraud could result in us having to comply with additional requirements or pay higher payment processing fees or fines. Furthermore, permitting new and innovative online payment options may increase the risk of fraud. In addition, as we grow our business, the risk of fraud will increase.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may experience significant returns of cars sold

Consumers who purchase cars have the right to return such cars within a period of seven days from delivery and to receive full refunds, assuming they have driven no more than a stated maximum amount of miles or kilometers per our terms and conditions and providing the car is undamaged. In the year ended December 31, 2021, the return rate for cars sold under this offering amounted to 5.2%. Returning cars is more cost-intensive than returns for other goods sold online due to the size and weight of vehicles. If we face high levels of returns (e.g., due to customers being dissatisfied with their car or customer service) we may incur significant costs. Continued growth of our car sales is likely to increase the absolute number of returns, which may force us to allocate additional resources to the handling of such returns and may further complicate our operations.

In addition, we typically purchase cars ‘as is’ based on the details provided and we assume responsibility for any defects these cars may have, assuming they were not previously disclosed by the seller. Defects in purchased vehicles can lead to increased reconditioning costs and reduced flow through our vehicle preparation centers, which can impact the number of cars available for sale. We also sell cars through our wholesale channel and, in the case where these cars have defects that have not been disclosed, we may be required to compensate the purchaser or take back the deficient vehicle, which may result in significant transport costs, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may experience seasonal and other fluctuations in our operating results, which may not fully reflect the underlying performance of our business

We expect our results of operations, including revenues and profitability, if any, and cash flow to vary in the future based in part on, among other things, consumers’ car-buying patterns. Industry vehicle sales exhibit seasonality with sales peaking late in the first calendar quarter and diminishing through the rest of the year, with the lowest relative level of industry vehicle sales expected to occur in the fourth calendar quarter. Due to our rapid growth, our sales patterns to date have not reflected the general seasonality of the automotive industry, but we expect this to change once our business and markets mature. Used vehicle prices also exhibit seasonality, with used vehicles depreciating at a faster rate in the last two quarters of each year and a slower rate in the first two quarters of each year. In the future, this may result in a gross profit per unit higher on average in the first half of the year than in the second half of the year.

In addition, a significant portion of our expenses are fixed and do not vary proportionately with fluctuations in revenues. If sales during peak seasons are significantly lower than expected for any reason, we may be unable to adjust our expenses in a timely manner and may be left with a substantial amount of unsold inventory which may be difficult to liquidate and the value of which may depreciate. At the same time, if we fail to obtain sufficient inventory of appropriate vehicles, we may not have an adequate supply of products to meet consumer demand. We may also experience fluctuations in our operating results due to the implementation of our Business Realignment Plan.

We are highly dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy

Our results and success are dependent in part on our ability to attract and retain effective personnel. Our performance depends significantly on the efforts and abilities of our key senior management, including Alex Chesterman (Chairman and Chief Executive Officer) and Stephen Morana (Chief Financial Officer). Our senior management have substantial experience and expertise and have made significant contributions to our continuing growth and success. The loss of any members of the senior management or other key employees without the prompt addition of appropriate replacements could have a material adverse effect on our business, financial condition, results of operations and prospects. We may be unable to find appropriate replacements in a timely manner or the replacements, once appointed, may not perform as effectively as expected. In addition, we may not continue to be able to retain or attract a sufficient number of skilled personnel, including within the commercial, car reconditioning, sales and marketing, software engineering, data and IT teams, on attractive terms or at all. In light of our announced reduction in headcount as part of our Business Realignment Plan, we may find it difficult to prevent attrition beyond our planned reduction in headcount, and to attract personnel in the future. Any inability to recruit, train or retain such personnel could hinder our ability to successfully operate our business and to meet business objectives and timelines, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, as a result of the COVID-19 pandemic and the spread of new variants, our hiring, training, and retention efforts has been and may in the future be hindered by the constraints placed on our business, including measures that we take proactively and those that are imposed upon us by government authorities. As a result of such measures, it is possible that we may lose a portion of our workforce. In addition, labor shortages, the inability to hire or retain qualified employees nationally, regionally or locally or increased labor costs could have a material adverse effect on our ability to control expenses and efficiently conduct operations.

We are exposed to risks in connection with product-related warranties as well as the provision of services, which may be costly

We provide a 90-day warranty in the UK and a 12-month warranty in France and Germany and offer insurance and service plans to our customers. There is a risk that, relative to the warranties and insurance and service plans provided, the calculated product prices and the provisions for our warranty and insurance and service risks have been set, or will in the future be set, too low. There is also a risk that we may be required to extend the applicable warranty period originally granted or to provide services as a courtesy or for reasons of reputation where we are not legally obliged to do so, and for which we will generally not be able to assert claims in recourse against suppliers or insurers. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

A significant disruption in service of our website and information technology systems could result in a disruption in our business and could have a material adverse effect on our results of operations

Our brand, reputation and ability to attract customers and generate revenues depend on the reliable performance of our website and supporting systems, technology and infrastructure. Our services are accessed by a large number of users, often at the same time, and as user traffic increases, we may not be able to scale our technology to accommodate increased capacity requirements, which may result in interruptions or delays in service. We have experienced minor interruptions in our systems in the past, including server failures, that temporarily slowed the performance of our website and we may experience interruptions in the future. Notwithstanding efforts to prevent website or IT failure or disruption, including established disaster recovery plans, interruptions in these systems, whether due to system failures, programming or configuration errors, computer viruses, malware, cyber-attacks, power outages, physical or electronic break-ins, fire, telecommunications failures, floods or other malfunctions and disruptions, could affect the availability of inventory on our website and prevent or inhibit the ability of customers to access our website. Problems with the reliability or security of our systems could harm our reputation, prevent us from making sales, result in a loss of customers and result in additional costs.

In addition, problems faced by our third-party web-hosting providers, including Amazon Web Services, could adversely affect the experience of our customers. For example, our third-party web-hosting providers could close their facilities without adequate notice or suffer interruptions in service caused by cyber-attacks, natural disasters or other phenomena. Any financial difficulties, up to and including bankruptcy, faced by our third-party web-hosting providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. We may not be able to find a replacement provider within a timely manner or on commercially favorable terms, which may result in reduced revenues and profitability, deteriorating cash flow and reduced market share. In addition, if our third-party web-hosting providers are unable to keep up with our growing capacity needs, our business could be harmed.

In the future, we may not be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our IT infrastructure. Any failure to effectively maintain, improve or upgrade our IT infrastructure and management information systems in a timely manner or at all could have a material adverse effect on our business, financial condition, results of operations or prospects.

We will need to improve the capacity, speed, integration and automation of our reporting systems and operational processes as we grow

We have experienced substantial growth in our business that has placed, and may continue to place, significant demands on our management and operational infrastructure. As our operations grow in size, scope and complexity, and in connection with our having become a public company, we will need to continue to improve the capacity, speed, integration and automation of our reporting systems and operational processes. As a public company, we incur additional expenses including registration and listing fees, increased corporate governance costs and other similar expenditure. See “— The requirements of being a public company may strain our resources, result in increased costs, divert management’s attention and affect our ability to attract and retain executive management and qualified board members” below.

Further, continued growth could also strain our ability to maintain reliable service levels for our users and inhibit our ability to develop and improve our operational, financial, and management controls, enhance our reporting systems and procedures, and recruit, train and retain highly skilled personnel.

Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, financial condition, results of operations or prospects could be materially adversely affected.

Our business relies on e-mail and other messaging services, and any restrictions on the sending of e-mails or messages or an inability to timely deliver such communications could materially and adversely affect our business, financial condition and results of operations

We use e-mail and other messaging services both for internal employee communication purposes and as a free marketing tool to promote our services and website to customers. Promotions offered through e-mail and other messages we send are an important part of our marketing strategy. We provide e-mails to customers and other visitors informing them of the convenience and value of using our platform, as well as updates on orders placed, new inventory and price updates on listed inventory, and we believe these e-mails, coupled with our general marketing efforts, are an important part of the customer experience and help generate revenues. If we are unable to successfully deliver e-mails or other messages to our employees and customers, or if customers decline to consent or to open our e-mails or other messages, our revenues could be materially and adversely affected. In addition, our e-mails may be shown as “spam” or given a lower priority, which could reduce the likelihood of customers opening or responding positively to them. Actions by third parties to block, impose restrictions on, or charge for the delivery of, e-mails and other messages, as well as legal or regulatory changes limiting our right to send such messages or imposing additional requirements, could impair our ability to communicate with customers.

We also rely on social networking messaging services to send communications and to encourage customers to send communications. Social networks are important as a source of new clients and as a means by which to connect with current clients, and their importance may be increasing. We may be unable to effectively maintain a presence within these networks, which could lead to lower than anticipated brand affinity and awareness, and in turn could adversely affect our operating results. Additionally, changes to the terms of these social networking services to limit promotional communications, any restrictions that would limit our ability or customers’ ability to send communications through their services, disruptions or downtime experienced by these social networking services or decline in the use of or engagement with social networking services by customers and potential customers could materially and adversely affect our business, financial condition, results of operations or prospects. If we are not able to use unpaid marketing tools in the form of e-mails or other messages efficiently, this could impair our marketing efforts or make them more expensive if we have to increase spending on paid marketing channels.

Furthermore, malfunctions of our e-mail and messaging services could result in erroneous messages being sent and customers no longer wanting to receive any messages from us. In addition, our process to obtain consent from visitors to our website and mobile application to receive newsletters and other messages from us and to allow us to use their data may be insufficient or invalid. As a result, such individuals or third parties may accuse us of sending unsolicited advertisements and other messages, which could result in regulatory investigations and/or claims.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to risks related to online payment methods

We accept payments for our vehicles through a variety of methods, including credit card, debit card and bank transfers. As we offer new payment options to customers, we may be subject to additional regulations, compliance requirements, fraudulent activity and financial crime. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. As our business changes and we enter new markets, we also may be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. Consumer practices, preferences and norms for payment mechanisms may also vary to a significant degree across different markets, thereby limiting the range of online payment options we are able to offer or deploy. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card and debit card payments from customers or facilitate other types of online payments. If any of these events were to occur, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

We occasionally receive orders placed with fraudulent credit card data, including stolen credit card numbers, or from clients who have closed bank accounts or have insufficient funds in open bank accounts to satisfy payment obligations. We may suffer losses as a result of orders placed with fraudulent credit card data even if the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions. If we are unable to detect or control credit card or other fraud, our liability for these transactions could be substantial.

Further, we may become subject to changing payment regulations and requirements that could potentially affect the compliance of our current payment processes and increase the operational costs we incur to support payments. Global laws and regulations that govern payment methods are complex and subject to change; and we may be required to expend considerable time and effort to determine if such laws and regulations apply to our business. Any noncompliance by us in relation to such laws and regulations, or any alleged noncompliance, could result in reputational damage, litigation, increased costs or liabilities, or require us to stop offering payment services in certain markets.

Cyber breaches caused by malicious hacking could jeopardize the integrity of our IT systems and the security of our data

The rise in cyber- and data-related crime presents a significant challenge in terms of securing data and systems against attack. The growth in online access throughout the retail landscape increases our exposure to potential cyber threats. Our systems, website, mobile applications, data (wherever stored), software or networks, and those of third parties, may be vulnerable to security breaches, including unauthorized access (from within our organization or by third parties), computer viruses or other malicious code and other cyber threats that could have a security impact. We and third parties may not be able to anticipate evolving techniques used to effect security breaches (which change frequently and may not be known until launched), or prevent attacks by hackers, including phishing, ransomware attacks or other cyber-attacks, or prevent breaches due to employee error or malfeasance, in a timely manner, or at all. Cyber-attacks have become far more prevalent in the past few years, leading potentially to unauthorized access to, misuse or disclosure of, unavailability of, or the theft or manipulation of confidential and proprietary information or loss of access to, or destruction of, data on our or third-party systems, as well as interruptions or malfunctions in our or third-parties’ operations.

Attacks on our information technology networks may increase as a public company. We and our suppliers are at a risk of suffering materially from such attacks and breaches, which could adversely affect our ability to process customer and consumer transactions and manage inventories, result in us incurring significant additional costs to modify our protective measures or to investigate and remediate vulnerabilities, and result in significant losses, reputational harm, competitive disadvantage and sometimes physical damage. We may also be subject to related litigation and financial losses that are either not insured against or not fully covered through our insurance policies, as well as being obliged to incur costs through a need to engage third-party experts, advisers and consultants. We may also be subject to regulatory intervention, significant regulatory fines and sanctions, particularly as a result of the increasing regulatory focus on promoting the protection of customer information and the integrity of information technology systems.

We have security measures in place to safeguard customer information and have invested in cyber security and added additional controls but still may suffer a major loss or unavailability of customer, employee or other personal data, or other business sensitive data, due to inadequate or failed processes or systems, human error, employee misconduct, catastrophic events, external or internal security breaches, acts of vandalism, computer viruses, malware, ransomware, misplaced or lost data, or other events that could disrupt our normal operating procedures and have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, with the rise in remote working as a response to and following the COVID-19 pandemic, the risk of one of our employees intentionally or inadvertently compromising our systems or misusing data or confidential information has grown.

Failure to safeguard our customer and other personal data may result in reputational damage, financial penalties, claims from individuals and litigation, and decrease in revenues

We collect, store and use data in our operations that may be protected by data protection and privacy laws. We have taken steps to comply with the General Data Protection Regulation (Regulation (EU) 2016/679) (“GDPR”) and the GDPR as it forms part of the law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 and relevant statutory instruments (the “UK GDPR”). Such laws govern our ability to collect, use and transfer personal data, including relating to our customers and business partners, as well as any such data relating to our employees and others. We routinely transmit and receive personal, proprietary and confidential information (including debit and/or credit card details of our customers) by electronic means and therefore rely on the secure processing, storage and transmission of such information in line with regulatory requirements (including Payment Card Industry — Data Security Standards). Therefore, we are exposed to the risk that such data could be wrongfully appropriated, lost or disclosed, damaged or processed in breach of privacy or data protection laws. Failure to comply with the GDPR, the UK GDPR and other applicable data protection laws may result in reputational damage, financial penalties and fines, claims from individuals and litigation, and loss of competitive advantage. For example, breaches of the GDPR or the UK GDPR can each result in fines of up to 4% of annual global turnover.

In addition, we work with third-party service providers that process personal data on our behalf. There is a risk that those service providers may not fully comply with the relevant contractual data processing terms and all data protection obligations imposed on them (including by applicable law). Any failure by such third-party service providers to maintain and protect customer or other personal data could affect the quality of our services, compromise the confidentiality of our customer and other data or cause service interruptions. Such a failure may also result in the imposition of fines and other penalties and could lead to litigation that may result in our being ordered to pay damages and other costs and, as a result, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We also use cookies and similar technologies on our website including to allow our website to work, to analyze and improve our website, to personalize customers’ experiences and to market products to users through advertisements. In recent years, regulators in the EU and the UK have expressed increased concern over the use of third-party cookies and similar technologies including for online behavioral advertising and laws in this area are also subject to reform. In the EU and the UK, laws implementing the e-Privacy Directive 2002/58/EC require us to obtain informed consent for the placement of a cookie on a customer’s device for certain purposes, and the GDPR also imposes additional conditions in relation to that consent, such as a prohibition on pre-checked consents. There has been increased scrutiny of compliance with these laws in some EU jurisdictions recently and any failure to comply with the law on cookies may lead to regulatory enforcement action with the possibility of fines.

We may not succeed in adequately protecting our intellectual property and know-how

We rely on a combination of trademark registrations, domain name registrations, and unregistered rights including copyright, unregistered designs, database rights and trade secrets, as well as contractual provisions and restrictions on access to and use of proprietary information to protect our brands, technologies, algorithms, applications and systems, a number of which are of essential importance to our business success. Although we have taken steps consistent with industry practice to protect our intellectual property and know-how, such steps may be inadequate.

We have a portfolio of registered trademarks in respect of the various trading names and logos used in connection with our website. Competitors may adopt service names similar to ours, thereby harming our ability to build our brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement or invalidity claims brought by owners of other trademarks or trademarks that incorporate variations of our trading name and logo. We also own a portfolio of internet domain names related to our brand and website. We actively monitor the domain name market for any changes and additions and seek to protect our brand through the registration of additional domain names, where appropriate. However, we may not be able to acquire or maintain all domain names that relate to our brand.

We may need to seek intellectual property protection of our brand, technologies and algorithms in any new geographic market that we enter. There is a risk that registered trademark protection for our trading names and logo may not be available as a result of prior rights held by third parties.

To the extent that our brand, technologies, algorithms and data are not protected by intellectual property rights or the law protecting confidential information, third parties, including competitors, may be able to commercialize or otherwise use our brands, technologies, algorithms and/or data without compensation. We also face the risk that existing or new competitors may independently develop similar or alternative technologies that are equal or superior to our technology without infringing our intellectual property rights or may design around our proprietary technologies.

Furthermore, litigation or proceedings before governmental authorities in the UK and overseas may be necessary in the future to enforce our intellectual property rights, to protect our brand, trade secrets, databases and domain names and to determine the validity and scope of our proprietary rights and those of others. See “— We may be subject to intellectual property rights claims, which are costly to defend and could require us to pay damages or an account of profits” below.

Any of these risks, if realized, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to intellectual property rights claims, which are costly to defend and could require us to pay damages or an account of profits

Companies in the internet and technology sectors may enter into litigation in order to enforce and protect their intellectual property rights. Third parties may in the future assert that we have infringed their intellectual property rights. As we face increasing competition and expand our business into new services and markets, the possibility of being subject to intellectual property rights claims may grow.

Our technologies, products and services may not be able to withstand third-party claims against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management’s attention. If we were found to be in violation of a third-party’s intellectual property rights, we may be required to pay compensation, including damages, or an account of profits, or be subject to injunctions that prevent us from using certain technologies. We may have to seek a license to use the intellectual property rights in the technology, which may not be available or available on reasonable terms and may significantly increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop aspects of our technology due to infringement of third-party intellectual property rights, we may be forced to limit our product and service offerings and may be unable to compete effectively.

In addition, like many businesses, we use open-source software and will continue to use open-source software in the future. Open-source software is generally licensed without any support, warranties or other protections regarding infringement, origin, or quality. Some open-source licenses may, depending on how we use or modify the licensed software, require that we make available the source code of our modifications to or derivatives of the open-source software to the public or grant other licenses to our intellectual property. This may include allowing third parties to make further modifications to and distributions of that source code, in some circumstances at no or minimal cost. Some open-source licenses may also require us to make the source code for our proprietary software available under the terms of the open-source license, depending on how we combine our proprietary software with the relevant open-source software. Companies that use open-source software have faced challenges to their use of open-source software and other software incorporating it. As such, we could be subject to lawsuits claiming that we have not complied with applicable open-source license terms. If we are held to have breached or failed to comply with an open-source software license, we could be exposed to liability, be required to release the affected portions of our source code publicly or cease offering the implicated solutions, and/or be required to re-engineer our software. Although we do not intend to use or modify open-source software in a manner that would adversely affect our business, there can be no guarantee that this will be effective to identify or address all unintended consequences of using open-source software or breach of open-source license terms.

In addition, open-source licensors generally do not provide contractual protections, including as to security and patching, with respect to the software and are not obliged to maintain their software or provide any support, which in turn makes it difficult to pass assurances on to our customers. We may be required to maintain or update such software itself or to replace such software with internally developed software or software obtained from another supplier if the authors of the open-source software utilized by us stop updating it, which may be costly. The use of open-source software may also allow our competitors or other third parties to develop similar offerings more quickly and with less effort and ultimately could result in a loss of our competitive advantages.

Any of these risks, if realized, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may require additional debt and equity capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If such capital is not available to us, our business, operating results and financial condition may be materially adversely affected

We may require additional capital to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances, including to build and maintain our inventory of quality vehicles, develop new products or services, further improve existing products and services, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Under the terms of the Indenture governing the Convertible Notes, we are obligated to ratably guarantee and/or secure the Convertible Notes, as applicable, with guarantees or security provided at any time for the benefit of certain other indebtedness of the Company for borrowed money issued or incurred in the future, other than indebtedness incurred to purchase, finance or refinance the purchase of vehicles, vehicle parts, supplies and inventory, sale leasebacks and certain other indebtedness, which may negatively impact our ability to incur debt in the future, as well as the cost of any such debt. In addition, any debt financing that we secure in the future could involve restrictive covenants which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Volatility in the credit markets may also have an adverse effect on our ability to obtain debt or equity financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A Shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when required, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and this could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely, or may rely in the future, on various of forms of debt financing to operate our business, including car financing facilities, mortgage debt, capital leases and syndicated loans, and there is no guarantee that such financing will be available in the future on acceptable terms, or at all. In addition, our leverage from any such facilities could adversely impact our business, financial condition and results of operations

As of December 31, 2021, we had approximately £178 million in committed car financing facilities to finance purchasing of our inventory. Additionally, we had approximately £67 million of financing in relation to our subscription fleet of vehicles.

We may in the future seek to refinance our existing debt, or incur new debt to, among other things, finance our continuing operations, including our inventory purchases, and provide cash for acquisitions. We expect to enter into agreements with lenders or institutional real estate investors to sell and lease back certain of our owned properties. No assurance can be given that financing will be available in the future on terms acceptable to us, or at all.

If we increase our indebtedness, that will pose additional risks to our business. A high degree of leverage could have important consequences to us. For example, it could:

●	increase our vulnerability to adverse economic and industry conditions;

●	require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

●	limit our ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or acquisitions;

●	place us at a disadvantage compared to our competitors that are less leveraged;

●	limit our flexibility in planning for, or reacting to, changes in our business and in our industry; and

●	make us vulnerable to increases in interest rates.

Our ability to make payments on and refinance our current debt and any future debt that we may incur will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that we cannot control. If we cannot service our debt or repay or refinance our debt as it becomes due, we may be forced to sell assets or take other disadvantageous actions, including (1) reducing financing in the future for working capital, capital expenditures and other general corporate purposes or (2) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. The lenders or other investors who hold debt that we fail to service or on which we otherwise default could also accelerate amounts due, which could in such an instance potentially trigger a default or acceleration of other debt we may incur.

Our securitization facilities may expose us to financing and other risks, and there can be no assurance that we will be able to access the securitization market in the future, which may require us to seek more costly financing

We have securitized and may, in the future, securitize certain of our automotive finance receivables to generate cash. In such transactions, we convey a pool of automotive finance receivables to a special purpose vehicle, typically a trust that, in turn, issues certain securities. The securities issued by a special purpose vehicle are collateralized by the pool of automotive finance receivables. In exchange for the transfer of finance receivables to the special purpose vehicle, we would typically receive the cash proceeds from the sale of the securities.

We can give no assurance that we will be able to complete additional securitizations in the future, particularly if the securitization markets become constrained. In addition, the value of any securities that we may retain in our securitizations, including securities retained to comply with applicable risk retention rules, might be reduced or, in some cases, eliminated as a result of an adverse change in economic conditions or the financial markets. If it is not possible or economical for us to securitize our automotive finance receivables in the future, we may need to seek alternative financing, which may be less efficient and more expensive than raising capital via securitizations and may have a material adverse effect on our business, financial condition, results of operations and prospects.

Our level of indebtedness could have a material adverse effect on our ability to generate sufficient cash to fulfill our obligations under such indebtedness, to react to changes in our business and to incur additional indebtedness to fund future needs

As of December 31, 2021, we had outstanding £249 million in principal amount of indebtedness, which was primarily related to stocking loans and subscription facilities. On February 16, 2022, we issued $630 million aggregate principal amount of the Convertible Notes. On March 22, 2022, we increased our UK stocking facilities by £25 million with an existing lender. In May 2022 we increased our stocking facilities by £75 million. Our interest expense resulting from indebtedness outstanding from time to time during fiscal 2021 was £4 million for the year ended December 31, 2021, and we anticipate that our interest expense for 2022 will be higher as a result of the issuance of the Convertible Notes. We intend to continue to evaluate entering into additional stocking facilities or other loans to finance our inventory.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure, refinance or replace our current or future debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing or replacement of our existing debt could be at higher interest rates and may require it to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives.

We may not have the ability to repurchase the Convertible Notes upon a fundamental change or repay the Convertible Notes in cash at their maturity, and our future debt may contain limitations on our ability to pay cash upon conversion, redemption or repurchase of the Convertible Notes

Holders of the Convertible Notes have the right to require us to repurchase for cash all or a portion of their Convertible Notes at 100% of their principal amount, plus any accrued and unpaid interest, upon the occurrence of a Fundamental Change (as defined in the Indenture). We are also required to increase the conversion rate for holders who convert their Convertible Notes in connection with a Fundamental Change prior to the maturity date. We will be required to repay the Convertible Notes in cash at their maturity, unless earlier converted, redeemed or repurchased. In addition, as more fully described in “Item 10.C - Material Contracts - Indenture” of our Annual Report, we may be required, under certain circumstances, to make a payment of premium to holders at maturity of the Convertible Notes equal to 50% of the principal amount of the Convertible Notes. The premium is payable in cash, Class A Shares, or a combination of cash and Class A Shares at our option. We may not have enough available cash or be able to obtain financing at such time as we are required to make any repurchases of Convertible Notes surrendered or to repay principal at maturity or pay required premium.

In addition, our ability to repurchase the Convertible Notes or to repay principal at maturity or pay required premium may be limited by law, regulatory authority, or agreements governing our future indebtedness. Our failure to repurchase the Convertible Notes at a time when the repurchase is required by the Indenture or to repay principal at maturity or pay required premium as required by the Indenture would constitute a default under the Indenture. A default under the Indenture or the Fundamental Change itself could also lead to a default under agreements governing our future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the interest on such indebtedness and repurchase the Convertible Notes or to repay principal at maturity or pay required premium.

We have income, expenses, assets and liabilities denominated in foreign currencies which could lead to volatility of our operating results as a result of foreign exchange fluctuations

Our reporting currency is British Pounds Sterling (“GBP”). Our operations within the EU are conducted in Euro and converted into GBP for the purposes of financial reporting. Financial results are therefore impacted by the GBP:Euro exchange rate and an adverse movement in the rate could reduce the reported profitability of the Company.

Furthermore, we have assets and liabilities denominated in other currencies, principally United States Dollars (“USD”). Movement in exchange rates with USD and GBP could lead to gains and losses in our income statement. Revaluation of the Convertible Notes as a result of changes in the exchange rate between USD and GBP could lead to significant reported gains and losses between periods. In addition, a decline in the value of GBP relative to USD would increase our interest expense.

The requirements of being a public company may strain our resources, result in increased costs, divert management’s attention and affect our ability to attract and retain executive management and qualified board members

As a public company, we are subject to the Exchange Act, the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public Company Accounting Oversight Board (“PCAOB”) and the listing requirements of the NYSE, each of which imposes additional reporting and other obligations on public companies. As a public company, we are required to, among other things:

●	prepare, file and distribute annual reports with respect to our business and financial condition;

●	expand the roles and duties of our board of directors and committees thereof and management;

●	hire additional financial and accounting personnel and other experienced accounting and finance staff with the expertise to address complex accounting matters applicable to public companies;

●	institute more comprehensive financial reporting and disclosure compliance procedures;

●	involve and retain to a greater degree outside counsel and accountants to assist us with the activities listed above;

●	enhance our investor relations function;

●	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

●	comply with the NYSE listing standards; and

●	comply with the Sarbanes-Oxley Act.

Compliance with applicable rules and regulations for public companies and changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, have and will continue to increase demands on our legal and financial functions and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and additional focus and attention from management necessitated by ongoing revisions to disclosure and governance practices. Our compliance obligations with respect to existing and evolving regulatory requirements have and will continue to result in a diversion of management’s time and attention from revenue-generating activities to compliance activities.

Operations as a public company and complying with applicable rules and regulations may also make it more difficult and more expensive for us to obtain and maintain directors’ and officers’ liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain and/or maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, board committees or as executive officers.

The obligations associated with being a public company require significant resources and management attention, and we will incur increased costs as a result

As a public company, we face increased legal, accounting, administrative and other costs and expenses that we did not incur as a private company. We have incurred and expect to continue to incur significant costs related to operating as a public company. In addition, we cannot predict or estimate the amount of additional costs we may incur to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses. In addition, the need to establish the corporate infrastructure demanded of a public company may also divert management’s attention from implementing our business strategy, which could prevent us from improving our business, financial condition, results of operations and prospects. If we do not continue to develop and implement appropriate processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired.

The Group has identified material weaknesses in its internal control over financial reporting (“ICFR”), and the business may identify additional material weaknesses in the future which may result in material misstatements of the Group’s financial statements or cause it to fail to meet its reporting obligations. If these material weaknesses are not remediated or the Group otherwise fails to establish and maintain effective control over financial reporting, its ability to accurately and timely report its financial results could be adversely affected

In connection with our preparation and the audits of our financial statements as of and for the years ended December 31, 2021 and 2020, we have identified material weaknesses as defined under the Exchange Act in our internal control over financial reporting. SEC guidance defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual financial statements will not be prevented or detected on a timely basis. Although we are not subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”), we will be required to report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022. Auditor attestation on the effectiveness of our controls over financial reporting from our independent registered public accounting firm will be required as and when we are no longer an “Emerging Growth Company” under the JOBS Act. We and our independent public accounting firm identified the following material weaknesses as defined under the Exchange Act in our internal control over financial reporting:

i.	the entity level and financial reporting control environment is not designed with the appropriate precision to prevent or detect material misstatement in accounting or disclosure including deficiencies in the design and operation of transaction-level control activities and a lack of effective management review controls, including over the completeness and accuracy of data and reports used in internal controls, as a part of the financial statement close process for the years ended December 31, 2021 and 2020;

ii.	ineffective IT general control environment, including lack of segregation of duties, supporting the financial reporting systems for the years ended December 31, 2021 and 2020; and

iii.	insufficient accounting and finance personnel with IFRS technical accounting knowledge to account for non-routine and complex transactions and with SEC reporting experience for purposes of timely and reliable financial reporting for the year ended December 31, 2021.

Neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provision of the Sarbanes Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes Oxley Act, additional material weaknesses may have been identified. We have undertaken initial remediation planning and have commenced measures to remediate the material weaknesses disclosed. We are implementing measures to design an entity-level and financial reporting control framework which will address the underlying causes of the material weaknesses. We have engaged consultants with the appropriate expertise to perform a risk assessment of the internal control environment and assist management in designing and implementing entity level, financial reporting and management review controls, together with IT general and application controls for systems which impact financial reporting. We are developing a detailed workplan which includes identifying and remediating deficiencies in internal control and developing standard documentation to support the performance of controls to detect and prevent material misstatement in accounting and disclosure. This includes improved process level controls and consideration of specific requirements for management review controls, such as thresholds, exception reporting, escalation protocols and procedures over the completeness and accuracy of system generated reports used. The workplan also includes the ongoing testing and monitoring of controls and procedures for informing those charged with governance as to the progress of remediation implementation and of any new identified deficiencies.

We have hired key finance and technical IFRS accounting resources, including senior finance leadership positions across both the UK and European operations, and will continue to fill vacancies with personnel who have SEC financial reporting experience as well as strong accounting, internal control and SOX implementation experience. Dedicated resources have now been allocated to support the improvement of our financial control environment and initial training has been conducted on IFRS, internal controls over financial reporting and SEC financial reporting requirements for personnel. Further training will be carried out on an ongoing basis.

We cannot provide assurance as to when we will be able to complete full remediation or if we will be able to avoid the identification of additional material weaknesses in the future. In addition, the process of assessing the effectiveness of our internal control over financial reporting may require the investment of substantial time and resources, including by members of senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. Additionally, if we are unable to successfully remediate the identified material weaknesses or if we identify additional material weaknesses, our financial statements could contain material misstatements that, when discovered in the future, could cause failure to meet reporting obligations. At such time, our independent registered public accounting firm may issue an adverse report in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating.

If the Group is considered to have material weaknesses in its internal control over financial reporting which are not addressed in a timely manner, investors may lose confidence in the accuracy and completeness of its financial reports, the market price of its ordinary shares could decline, and it could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities. Failure to remedy any material weakness in the Group’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict its future access to the capital markets.

We may identify material weaknesses in the future or otherwise fail to maintain an effective system of internal control, which may result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we identify any material weaknesses in the future, or fail to remediate our existing material weaknesses, the accuracy and timing of our financial reporting may be adversely affected. Additionally, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports as well as applicable stock exchange listing requirements. We may be unable to prevent fraud, investors may lose confidence in our financial reporting and our share price may also decline. Our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future and may cause us to fail to timely achieve and maintain the adequacy of our internal control over financial reporting.

Due to our inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. In addition, control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. In addition, the level of manual processes and multiple systems in our internal control over financial reporting increases the risk of error. As a result, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. We can provide no assurance that the measures we are currently undertaking or may take in the future will be sufficient to maintain effective internal controls or to avoid potential future deficiencies in internal control, including material weaknesses.

Failing to maintain effective disclosure controls and internal control over financial reporting could have a material adverse effect on our business, financial condition, results of operations and prospects and could cause a decline in the price of our securities.

We operate in several highly regulated industries and are subject to a wide range of national and local laws and regulations which will increase as we execute on our business strategy of growing our operations in Europe. Changes in these laws and regulations, or our failure to comply, could have a material adverse effect on our business, results of operations, and financial condition

We are subject to a wide range of national and local laws and regulations, which we expect to increase over time as our business grows. Our sale and purchase of vehicles and related activities, including the sale of complementary products and services, are subject to national and local licensing requirements, national and local laws regulating advertising of vehicles and related products and services, laws related to title and registration and laws regulating the sale of vehicles, consumer protection laws and related products and services. The applicability of these regulatory and legal compliance obligations is dependent on the evolving interpretations of these laws and regulations and how our operations are, or are not, subject to them. The financing we offer to customers is subject to national laws regulating the provision of consumer finance, for which we have and maintain all required licenses and permissions. Our facilities and business operations are subject to laws and regulations relating to environmental protection and health and safety. The violation of any of these laws or regulations could result in administrative, civil or criminal penalties or in a cease-and-desist order against our business operations, any of which could damage our reputation and have a material adverse effect on our business, sales and results of operations. We have incurred and will continue to incur capital and operating expenses and other costs to comply with these laws and regulations.

Our logistics operations, which we depend on to transport vehicles from the site of purchase to our customer centers and vehicle preparation centers or directly to customers, are subject to regulations in both the UK and the EU. Carrying goods for hire or reward in either jurisdiction requires us to have in place an operator license. We must continue to demonstrate to transport regulators that we have in place sufficient governance measures, financial standing, professional competence and repute to conduct logistics operations. Operator licensing regimes also restrict the number of vehicles that we can operate and from which locations.

Our logistics fleet can be subject to inspections and spot checks by the authorities. Vehicle dimensions, driver alcohol and drug testing and driver hours of service are also subject to regulation. More restrictive limitations on vehicle weight and size, trailer length and configuration, methods of measurement, driver qualifications or driver hours of service would increase our costs, and if we are unable to pass these cost increases on to our customers, our operating expenses may increase and adversely affect our financial condition, operating results and cash flows. If we fail to comply with applicable regulations or regulations become more stringent, we could be subject to increased inspections, audits or compliance burdens. Regulatory authorities could take remedial action including imposing fines or shutting down our operations.

Our sale of vehicles, related products and services and finance receivables is subject to licensing requirements of the jurisdictions in which we operate. Regulators of jurisdictions where customers reside but in which we do not have a dealer or financing license could require that we obtain a license or otherwise comply with various local regulations. Regulators may seek to impose punitive fines for operating without a license or demand we seeks a license in those jurisdictions, any of which may inhibit our ability to do business in those jurisdictions.

If any of these events occur, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our operations may be adversely affected by legal, regulatory and other developments in the jurisdictions in which we operate. Our non-compliance with applicable financial regulations could have a material impact on us

We are subject to a range of legal and regulatory requirements originating in the jurisdictions in which we operate, particularly in the areas of consumer protection, transportation, product safety, competition, bribery and corruption, financial services, environment social and governance, customer service agreements, supplier pricing, infrastructure investment, property rights and planning laws, accounting and stock exchange regulation. Failure to comply with laws and regulations may result in significant costs and payments for Cazoo.

We are authorized in the UK by the Financial Conduct Authority to sell certain types of finance and insurance products, including cover for the loss or theft of, or damage to, customers’ vehicles. Similar authorizations and/or regulations and regulators apply in other territories. We intend to remain compliant with such regulations although compliance cannot be guaranteed. Any non-compliance or regulatory changes could have a material and adverse effect on our ability to sell finance and/or insurance products and/or the pricing of and cover provided by such products. This could therefore materially and adversely affect the revenues and earnings that we derive from such products, and consequently could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, changes in laws and regulations, more stringent enforcement or alternative interpretation of existing laws and regulations in jurisdictions in which we currently operate can change the legal and regulatory environment, making compliance with all applicable laws and regulations more challenging. Changes in laws and regulations in the future could have an adverse economic impact on us by tightening restrictions, reducing our freedom to do business, increasing our costs of doing business or reducing our profitability. Failure to comply with applicable laws or regulations can lead to civil, administrative or criminal penalties, including but not limited to fines or the revocation of permits and licenses that may be necessary for our business activities. We could also be required to pay damages or civil judgments in respect of third-party claims.

New laws, regulations or policies of governmental organizations regarding increased fuel economy requirements, reduced greenhouse gas or pollutant emissions or vehicle safety could give rise to significant costs

We are subject to comprehensive and constantly evolving laws, regulations and policies related to environmental matters (and, in particular, climate change) and health and safety in the jurisdictions in which we operate. Capital and operating expenses required in order to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations. We anticipate that the extent of the legal and regulatory requirements in these areas and the related effect on our operations and costs of compliance will continue to increase in the future.

In general, there is a clear move toward increasingly stringent vehicle emissions regulations, particularly for conventional drive systems. Moreover, further tightening and scrutiny could be forthcoming given the ongoing focus on emissions testing and on-road performance, which could lead to significant additional costs to recondition cars so they comply with new regulations, which may reduce our profit margin. In particular, the UK Government has announced plans to ban sales of new petrol and diesel cars by 2030, and EU member states by 2035, which would subsequently reduce the number of used petrol and diesel cars available for us to purchase. There may be a limited availability of vehicles that comply with such regulations which would adversely impact our ability to purchase inventory for sale.

In addition, to comply with current and future environmental, health and safety norms (such as air emissions, the maintenance of safe workplace conditions and regulations that impose responsibility on vehicle sellers to fund the recovery, recycling and disposal of vehicle parts, including lead-acid batteries, at the end of their useful life), we may have to incur substantial capital expenditures to upgrade vehicles and vehicle preparation centers. All of these factors could increase our costs significantly.

Regulation of the internet and e-commerce is evolving, and unfavorable changes or our failure to comply with these regulations could substantially harm our business and results of operations

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet, e-commerce and mobile commerce. Existing and future regulations and laws could impede the growth of the Internet, e-commerce or mobile commerce. These regulations and laws may involve taxes, privacy, data security, anti-spam, pricing, content protection, electronic contracts and communications, mobile communications, consumer protection, information reporting requirements, advertising, unencumbered Internet access to our services and the design and operation of our website. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet, e-commerce or mobile commerce. Unfavorable regulations and laws could diminish the demand, including online demand, for used cars and complementary products and services and increase our cost of doing business and could adversely affect our business and results of operations.

We are subject to many hazards and operational risks, including accidents or incidents relating to health, safety and the environment at our customer centers and vehicle preparation centers, that can disrupt our business, which could have a material adverse effect on our business, financial condition and results of operations

Our operations are subject to many hazards and operational risks inherent to our business, including accidents or incidents relating to health, safety and the environment at our customer centers and vehicle preparation centers. Our reconditioning operations may expose us to safety risks, including environmental risks and health and safety hazards to our employees or third parties. Any significant interruption due to any of the above hazards at one of our primary facilities could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are also exposed to hazards and operational risks associated with transportation, such as vehicular crashes, which may result in serious injury to or loss of life of an employee or third party. See “— We rely on internal and external logistics to transport our vehicle inventory. Thus, we are subject to business risks and costs associated with the transportation industry” above.

Moreover, our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks and we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, insurance may not continue to be available on terms as favorable as our current arrangements and in certain jurisdictions including the UK certain risks related to breaches of health and safety may not be insurable.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Natural disasters, unusual weather conditions, epidemic outbreaks, global health crises, terrorist acts and political events could disrupt our business

The occurrence of one or more natural disasters such as tornadoes, hurricanes, fires, floods and earthquakes, unusual weather conditions, epidemic or pandemic outbreaks, terrorist attacks or disruptive political events in regions where we operate or where our third-party contractors’ and suppliers’ facilities are located, could adversely affect our business. Natural disasters including tornados, hurricanes, floods and earthquakes may damage our facilities or those of our suppliers, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Severe weather, such as rainfall, snowfall or extreme temperatures, may impact our ability to transport and deliver vehicles, thereby reducing our sales and profitability. Terrorist attacks, actual or threatened acts of war or the escalation of current hostilities, or any other military or trade disruptions impacting our domestic or foreign suppliers of components of our vehicles, may impact our operations by, among other things, causing supply chain disruptions and increases in commodity prices, which could adversely affect our raw materials or transportation costs. These events also could cause or act to prolong an economic recession or depression in the countries in which we operate, such as the business disruption and related financial impact that have resulted from the COVID-19 pandemic. To the extent these events also impact one or more of our suppliers or contractors or result in the closure of any of their facilities or our facilities, we may be unable to maintain delivery schedules or provide other support functions to our customers. In addition, the disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans and, more generally, any of these events could cause consumer confidence and spending to decrease, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Tax matters could impact our results of operations and financial condition

We are subject to corporation tax in the UK and in certain other European countries. Our provision for corporation taxes and cash tax liability in the future could be adversely affected by numerous factors including, changes in tax laws, regulations, accounting principles or interpretations thereof, which could materially and adversely impact our cash flows and our business, financial condition, results of operations and prospects in future periods. Increases in our effective tax rate could also materially affect our results. In addition, we are dependent on permissions from multiple tax authorities that enable us to operate efficiently within in certain EU jurisdictions. Changes in, or loss of, these permissions, could materially affect our results. Further, we are subject to the examination of our income and other tax returns by Her Majesty’s Revenue and Customs and the relevant tax authorities in the other jurisdictions in which we operate, which could impact on our business, financial condition, results of operations and prospects.

We may become subject to risks arising from legal disputes in connection with our general business activities

In connection with our general business activities, we may become the subject of legal disputes in the jurisdictions in which we operate. Legal claims could be asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to consumer finance laws, consumer protection laws, intellectual property laws, privacy laws, labor and employment laws, securities laws, employee benefit laws and tort laws. Moreover, the process of litigating cases, even if we are successful, may be costly, and in certain circumstances may approximate the cost of damages sought. These claims may also divert our financial and management resources from more beneficial uses. These actions could also expose us to adverse publicity, which might adversely affect our reputation and/or customer preference for our products. Litigation trends and expenses and the outcome of litigation cannot be predicted with certainty and adverse litigation trends, expenses and outcomes could have an adverse effect on our business, financial condition, results of operations and prospects.

Our inability to obtain affordable insurance on our inventory may materially adversely affect our financial condition and results of operations

We rely on inventory insurance to protect against catastrophic losses of our inventory. There is no guarantee that we will continue to be able to insure our inventory at affordable rates, or at all, through outside insurers. If we are unable to purchase affordable insurance, we may have to self-insure, reducing our ability to make other investments in our business and exposing us to financial risk. In addition, our inability to insure our inventory through an outside insurer, or to adequately self-insure, may adversely impact our ability to finance inventory purchases.

Our insurance may not provide adequate levels of coverage against claims

We are subject to all of the operating hazards and risks normally incidental to the provision of sales of cars. In addition to contractual provisions limiting our liability to our corporate vehicle sourcing partners, retail sellers, customers and third parties, we maintain insurance policies in such amounts and with such coverage and deductibles as required by law and that we believe are reasonable and prudent. Nevertheless, such insurance may not be adequate to protect us from all the liabilities and expenses that may arise from claims arising in the ordinary course of our business and current levels of insurance may not be able to be maintained or be available at economical prices. If a significant liability claim is brought against us that is not covered by insurance, then we may have to pay the claim with our own funds, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to the Ownership of Our Securities, the Law of the Cayman Islands and Provisions of Our Memorandum and Articles of Association

If our business and results of operations do not meet the expectations of investors, shareholders or financial analysts, the market price of our securities may decline

If our business, prospects, financial condition and results of operations do not meet the expectations of investors or securities analysts, the market price of our securities may decline.

Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Immediately prior to the Transaction, there was not a public market for our Class A Shares or Warrants.

If an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In these circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

●	actual or anticipated fluctuations in our financial results (including in connection with implementation of our Business Realignment Plan) or the financial results of companies perceived to be similar to us;

●	changes in the market’s expectations about our operating results, including in connection with implementation of our Business Realignment Plan;

●	success of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	our ability to execute and achieve the benefits of our Business Realignment Plan;

●	changes in financial estimates and recommendations by securities analysts concerning us or the industry in which we operate;

●	operating and share price performance of other companies that investors deem comparable to us;

●	our ability to market new and enhanced products on a timely basis;

●	changes in laws and regulations affecting our business;

●	commencement of, or involvement in, litigation;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of our Class A Shares available for public sale;

●	any major change in our board or management;

●	sales of substantial amounts of our securities by our directors, executive officers or significant shareholders, or the perception that such sales could occur; and

●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and the NYSE, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to us could depress our share price regardless of our business, prospects, financial conditions, or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management’s attention. In addition, you should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the prices of our securities could decline substantially. Such price declines could occur even when we have met any previously stated revenue or earnings forecasts that we may provide.

Future resales of our Class A Shares and/or our Warrants may cause the market price of our securities to drop significantly, even if our business is doing well

Under the Business Combination Agreement, the Sponsor, certain current shareholders of Cazoo and the PIPE Investors were granted certain rights to require us to register, in certain circumstances, the resale under the Securities Act of our Class A Shares and Warrants held by them, subject to certain conditions. In addition, the holders of the Convertible Notes were granted certain rights to require us to register, in certain circumstances, the resale under the Securities Act of our Class A Shares issuable upon conversion of the Convertible Notes, subject to certain conditions. The sale or possibility of sale of these Class A Shares and/or Warrants could have the effect of increasing the volatility in the prices of these securities or putting significant downward pressure on the price of our Class A Shares and/or Warrants. In 2021, Rothermere Continuation Limited (“RCL”) made an offer for Daily Mail and General Trust plc (“DMGT”) which would include a special distribution of the Class A Shares held by Daily Mail and General Holdings Ltd (“DMGH”) to its public shareholders. The offer has since become unconditional and RCL has disclosed that, subject to satisfaction of legal requirements, the distribution of Class A Shares is expected to take place in the first half of 2022. Upon completion of the special distribution, approximately 11.5% of the Company’s Class A Shares will become freely tradeable. It is expected that, upon completion of the special distribution, affiliates of DMGT would continue to own approximately 6.0% of the outstanding Class A Shares.

Our Convertible Notes may be converted into Class A Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders

On February 16, 2022, we issued $630 million in aggregate principal amount of the Convertible Notes pursuant to the Indenture. The Convertible Notes will be convertible at the option of the holders at any time after November 6, 2022 and prior to the close of business on the second scheduled trading day immediately preceding February 16, 2027. The Convertible Notes have an initial conversion rate of 200 Class A Shares per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of $5.00 per share. In addition, as more fully described in “Item 10.C - Material Contracts - Indenture” of our Annual Report, we may be required, under certain circumstances, to make a payment of premium to holders at maturity of the Convertible Notes equal to 50% of the principal amount of the Convertible Notes. The premium is payable in cash, Class A Shares, or a combination of cash and Class A Shares at the option of the Company. To the extent the Convertible Notes are converted, or payment of premium (if required) upon maturity of the Convertible Notes is made in shares, additional Class A Shares will be issued, which will result in dilution to the holders of Class A Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Convertible Notes may be exercised, or payment of premium could be made in shares, could adversely affect the market price of our Class A Shares.

Our Warrants may be exercised for Class A Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders

Outstanding Warrants to purchase an aggregate of 41,254,566 Class A Shares may be exercised in accordance with the terms of the Warrant Agreement governing those securities. These Warrants will become exercisable at any time commencing on October 30, 2021. The exercise price of these Warrants will be $11.50 per share. To the extent such Warrants are exercised, additional Class A Shares will be issued, which will result in dilution to the holders of Class A Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of our Class A Shares.

We may issue additional Class A Shares or other equity or equity-linked securities, which would dilute the interests of our existing shareholders and may depress the market price of our Class A Shares

We may issue additional Class A Shares or other equity or equity-linked securities in the future in connection with, among other things, future capital raising and transactions and future acquisitions, without shareholder approval in many circumstances. We may also issue additional Class A Shares upon exercise of our Warrants, or upon conversion of our Convertible Notes or payment of premium upon maturity of our Convertible Notes. See “— Our Warrants may be exercised for Class A Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders” and “— Our Convertible Notes may be converted into Class A Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.”

Our issuance of additional Class A Shares or other equity or equity-linked securities would have the following effects:

●	our existing shareholders’ proportionate ownership interest in us may decrease;

●	the amount of cash available per share, including for payment of dividends in the future, may decrease;

●	the relative voting strength of each previously outstanding Class A Share may be diminished; and

●	the market price of our securities may decline.

Any future issuances of our Class A Shares may be dilutive to current holders of Class A Shares and negatively impact the value of your investment.

In connection with any future equity issuances within one year of the closing of the Transaction we may, under certain circumstances, pursuant to the provisions of the Investor Rights Agreement, be obligated to issue additional Ordinary Shares to holders of 10% or more of our issued and outstanding Ordinary Shares, in an aggregate amount, on a pro forma basis after giving effect to the issuance of such equity securities, that would result in any such shareholder maintaining beneficial ownership of at least ten percent (10%) of the issued and outstanding Ordinary Shares. See “Item 7.B - Investor Rights Agreement” of our Annual Report.

Fluctuations in operating results, quarter to quarter earnings and other factors, including incidents involving customers and negative media coverage, may result in significant decreases in the price of our securities

The stock markets experience volatility that is often unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of our Class A Shares and, as a result, there may be significant volatility in the market price of our Class A Shares. Separately, if we are unable to achieve profitability in line with investor expectations, the market price of our Class A Shares will likely decline when it becomes apparent that the market expectations may not be realized. In addition to operating results, many economic and seasonal factors outside of our control could have an adverse effect on the price of our Class A Shares and increase fluctuations in our results. These factors include certain of the risks discussed herein, operating results of other companies in the same industry, changes in financial estimates or recommendations of securities analysts, speculation in the press or investment community, negative media coverage or risk of proceedings or government investigation, change in government regulation, foreign currency fluctuations and uncertainty in tax policies, the possible effects of war, terrorist and other hostilities, other factors affecting general conditions in the economy or the financial markets or other developments affecting the vehicle industry.

A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities

An active trading market for our Class A Shares may not be sustained. In addition, the price of our securities could fluctuate significantly for various reasons, many of which are outside our control, such as our performance, large purchases or sales of the Class A Shares, legislative changes and general economic, political or regulatory conditions. Holders may be unable to sell their Class A Shares or Warrants unless a market can be sustained.

We do not currently intend to pay dividends on our Class A Shares and, consequently, a shareholder’s ability to achieve a return on its investment will depend on appreciation in the price of our Class A Shares

We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board and will depend on our financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as our Board deems relevant. As a result, a shareholder’s ability to achieve a return on their investment in our Class A Shares will depend on appreciation in the price of our Class A Shares.

Concentration of ownership may have the effect of delaying or preventing a change in control

Alex Chesterman owns approximately 23.4% of our issued and outstanding Class A Shares and DMGT owns approximately 17.4% of our issued and outstanding Class A Shares. As a result, these shareholders, if they act together, have significant influence over matters requiring shareholder approval. In addition, under the Investor Rights Agreement, Alex Chesterman is entitled to nominate himself to our board of directors so long as he is our Chief Executive Officer or, together with his affiliates, beneficially owns at least 5% of our issued and outstanding voting shares. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our Class A Shares. In 2021, RCL made an offer for DMGT, which would include a special distribution of the Class A Shares held by DMGT to its public shareholders. The offer has since become unconditional and RCL has disclosed that, subject to the satisfaction of legal requirements, the distribution of Class A Shares is expected to take place in the first half of 2022. It is expected that, upon completion of the special distribution, affiliates of DMGT would continue to hold approximately 6.0% of the outstanding Class A Shares. This concentration of ownership may not be in the best interests of our other shareholders.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. We are subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

We have been advised by Maples and Calder, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

It may be difficult to enforce a U.S. judgment against us or our directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States

The majority of our directors and executive officers are not residents of the United States, and substantially all of our assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. See “Exhibit 2.5 - Description of Securities - Enforceability of Civil Liability under Cayman Islands Law” incorporated by reference in our Annual Report.

Provisions in our Articles may inhibit a takeover of the Company, which could limit the price investors might be willing to pay in the future for our Class A Shares and could entrench management

Our Articles contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include that our Board is classified into three classes of directors. As a result, in most circumstances, a person can gain control of the board only by successfully engaging in a proxy contest at two or more annual general meetings. Our authorized but unissued Ordinary Shares and preference shares will be available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares and preference shares could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise that could involve the payment of a premium over prevailing market prices for our Class A Shares.

We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our Class A Shares may be less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act and we intend to take advantage of some of the exemptions from reporting requirements that are available to emerging growth companies, including not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Class A Shares less attractive as a result of such reliance. If some investors find our Class A Shares less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of our initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Under Section 107(b) of the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under IFRS, we will not be able to use this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the International Accounting Standards Board.

As a foreign private issuer, we generally are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards applicable to U.S. domestic companies; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards

We are considered a foreign private issuer as such term is defined in Rule 405 under the Securities Act. The NYSE rules generally permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

Among other things, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee consisting entirely of independent directors; (iii) have a nominating and corporate governance committee consisting entirely of independent directors; (iv) obtain shareholders’ approval for issuance of securities in certain situations; or (v) have regularly scheduled executive sessions with only independent directors each year. We may continue to follow our home country’s corporate governance practices as long as we remain a foreign private issuer. As a result, our securityholders will not have the benefit of all of the NYSE corporate governance rules that apply to U.S. domestic companies. See “Item 16.G — Corporate Governance” of our Annual Report.

We are a foreign private issuer, and as such are exempt from certain provisions of U.S. securities laws applicable to U.S. domestic public companies

Because we qualify as a foreign private issuer, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act related to short-swing profit disgorgement and the disclosure of beneficial ownership of directors, executive officers and 10% or greater shareholders; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we currently intend to publish certain quarterly financial information as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to Cazoo on June 30, 2022.

In the future, we would lose our foreign private issuer status if a majority of our shareholders are U.S. residents, and a majority of our directors and management are U.S. citizens or residents, more than 50% of our assets are located in the United States or our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the related to short-swing profit disgorgement and the disclosure of beneficial ownership of directors, executive officers and 10% or greater shareholders. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on the NYSE that are available to foreign private issuers.

The NYSE may delist our securities, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions

Our Class A Shares and Warrants are listed on the NYSE. Although we were able to meet their initial listing requirements, we may be unable to maintain the listing of our securities in the future.

If NYSE subsequently delists our securities, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional Class A Shares or obtain additional financing in the future.

If securities analysts do not publish research or reports about our business or if they downgrade our shares or our sector, our share price and trading volume could decline.

The trading market for our Class A Shares relies in part on the research and reports that industry or financial analysts publish about our business. We do not control these analysts. If one or more of the analysts who do cover us downgrade our shares or industry, or the shares of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our shares could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline.

There can be no assurance that our Warrants will be in the money at the time they become exercisable, and they may expire worthless

The exercise price for our Warrants is $11.50 per Class A Share. There can be no assurance that our Warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, our Warrants may expire worthless.

We may redeem your unexpired public warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless

We have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Warrant if, among other things, the reference value equals or exceeds $18.00 per share (subject to adjustment). If and when the Warrants become redeemable, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem Warrants as set forth above even if the holders are otherwise unable to exercise such Warrants. Redemption of the outstanding Warrants as described above could force you to: (i) exercise your Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants; or (iii) accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, we expect such price would be substantially less than the market value of your Warrants.

In addition, we have the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per Warrant if, among other things, the last reported sale price of our Class A Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders equals or exceeds $10.00 per share as adjusted for share sub-divisions, share dividends, right issuances, consolidations, reorganizations, recapitalizations and other similar transactions). In such a case, the holders will be able to exercise their Warrants prior to redemption for a number of our Class A Shares determined based on the redemption date and the fair market value of our Class A Shares. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the Warrants are “out of the money,” in which case you would lose any potential embedded value from a subsequent increase in the value of our Class A Shares had your Warrants remained outstanding. The value received upon exercise of our Warrants (i) may be less than the value the holders would have received if they had exercised their Warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the Warrants, including because the number of Class A Shares received is capped at 0.361 Class A Shares per Warrant (subject to adjustment) irrespective of the remaining life of the Warrants.

Our Warrants may never be in the money, they may expire worthless, and the terms of our Warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment

The Warrant Agreement governing the terms of the Warrants provides that (a) the terms of our Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correcting any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the Warrants and the Warrant Agreement set forth in the prospectus for the initial public offering of Ajax, or defective provision or (ii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Warrants under the Warrant Agreement and (b) all other modifications or amendments require the vote or written consent of at least 65% of the then outstanding public warrants; provided that any amendment that solely affects the terms of the private warrants or any provision of the Warrant Agreement solely with respect to the private warrants will also require at least 65% of the then outstanding private warrants.

Accordingly, we may amend the terms of our public warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of our public warrants with the consent of at least 65% of the then outstanding public warrants will be unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, shorten the exercise period or decrease the number of shares purchasable upon exercise of a Warrant.

FORWARD-LOOKING STATEMENTS

Some of the statements herein constitute forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “forecast,” “will,” “expect,” “budget,” “contemplate,” “believe,” “estimate,” “continue,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. You should read statements that contain these words carefully because they:

●	discuss future expectations;

●	contain projections of future results of operations or financial condition; or

●	state other “forward-looking” information.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which they have no control. The risk factors and cautionary language discussed in this prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

●	the implementation of and expected benefits from our Business Realignment Plan and cost-saving initiatives;

●	realizing the benefits expected from the Transaction;

●	achieving the expected revenue growth and effectively managing growth;

●	executing our growth strategy in the UK and Europe;

●	achieving and maintaining profitability in the future;

●	global inflation and cost increases for labor, fuel, materials and services;

●	geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending;

●	having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently;

●	availability of credit for vehicle financing and the affordability of interest rates;

●	increasing our service offerings and price optimization;

●	effectively promoting our brand and increasing brand awareness;

●	expanding our product offerings and introducing additional products and services;

●	enhancing future operating and financial results;

●	acquiring and integrating other companies;

●	acquiring and protecting intellectual property;

●	attracting, training and retaining key personnel;

●	complying with laws and regulations applicable to our business; and

●	successfully deploying the proceeds from the Transaction and the issuance of $630 million of convertible notes to an investor group led by Viking Global Investors.

These and other factors are more fully discussed under the heading “Risk Factors” and elsewhere herein and in other filings we make with the SEC from time to time. These risks could cause actual results to differ materially from those implied by the forward-looking statements contained herein.

All forward-looking statements included herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

BUSINESS

Investors should read this section in conjunction with the more detailed information about the Company contained herein and in other filings the Company makes with the SEC from time to time, including Cazoo’s audited financial statements in our Annual Report and the other information appearing in the sections herein entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors.”

Overview

Our mission is to transform the car buying and selling experience across the UK and Europe by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online today, where consumers can simply and seamlessly buy, sell or finance a car entirely online for delivery or collection in as little as 72 hours. Since our launch in the UK in December 2019, we have sold more than 70,000 cars to customers as of May 31, 2022.

In addition, we have commenced operations in France, Germany, Spain and Italy, significantly expanding our addressable market. We launched the Cazoo retail proposition in France and Germany in December 2021, and in Spain in May 2022.

This expansion was achieved via our acquisitions of Drover (UK and France) and Cluno (Germany), completed in the first quarter of 2021, Swipcar (Spain) in the fourth quarter of 2021 and brumbrum (Italy) in January of 2022. We expect our acquisition of brumbrum will aid the expansion of our Cazoo retail proposition into Italy in the second half of 2022.

We acquired vehicle reconditioning businesses, Smart Fleet Solutions Limited in the first quarter of 2021 and SMH Fleet Solutions Limited in the third quarter of 2021, which allowed us to transition our vehicle reconditioning activities in the UK fully in house during 2021. Through brumbrum we acquired a vehicle preparation center in Reggio Emilia, which has the potential to recondition over 15,000 cars annually.

While these acquisitions were not significant to us in terms of their individual contribution to our consolidated revenue or assets, we believe they provide building blocks, together with organic growth, for expanding our geographic footprint, product and service offerings and infrastructure. Due to our launch in the UK in December 2019, we have only a limited history of operating under non-pandemic business conditions.

We are highly data-driven and use proprietary data and algorithms to both purchase vehicles and to price them for sale. We had 4,683 cars available for sale in the UK as of December 31, 2021, ranging from SUVs to hatchbacks, and including a wide range of electric and hybrid vehicles. We purchase the cars we believe are best suited for our customers and platform. Our purchasing strategy is led by consumer desirability. We use a data-driven approach, derived from a mix of our first-party data (our website searches and intent to buy, sales volume, days to sale) and third-party data sources, to determine which cars to purchase. Our main objective is to ensure we have a wide breadth and balanced inventory based on consumer demand. We have enhanced our data team and capabilities with the acquisition of Cazana in the third quarter of 2021. We do not specialize in cars made by certain manufacturers and purchase decisions are not influenced by incentives provided by manufacturers or other third parties. Each of our cars undergoes an inspection and is reconditioned to a high standard before being offered for sale. Buyers can view high quality, 360-degree images as well as a car’s features and history on our website.

We offer all standard forms of car financing, as well as the purchase of any part-exchanges (customer vehicles exchanged as partial payment for a Cazoo car) at the time of delivery or collection for added convenience. Every Cazoo car comes with a seven-day money-back guarantee in place of the test-drive consumers would typically have prior to a traditional car purchase. If a customer chooses to return their car during the seven-day period, we will collect it for free. In the UK, each car also comes with a seven-day free insurance policy and a free comprehensive 90-day warranty, including roadside assistance. In France and Germany, each car comes with a seven-day free insurance policy and a free comprehensive 12-month warranty, including roadside assistance.

In July 2021 we also began purchasing cars directly from consumers outside of part-exchanges. The new service gives sellers an offer within seconds that is guaranteed for seven days. Customers in the UK can either opt to have their car picked up from their home or drop the car off at their nearest Cazoo customer center with payment made directly to the seller’s bank account on the same day.

Since our launch in December 2019, our revenues have grown rapidly, amounting to £667.8 million for the year ended December 31, 2021, with revenues increasing 312% for the year ended December 31, 2021, as compared to the year ended December 31, 2020.

We have also completed nine acquisitions. Our strategy is to grow organically and to opportunistically review further acquisitions where they meet our strategic goals. As we evaluate suitable acquisition targets, we conduct due diligence and enter into non-binding letters of intent with possible targets, some of which may be material. In the past, we have utilized either a mix of cash and equity or all cash to acquire our targets and expect to continue to use either cash or equity, or both, in the future. In the near term, we do not expect to undertake acquisitions inconsistent with the cash-preservation focus of our Business Realignment Plan.

Our strategy is to grow over time in the four European markets in which we operate, following our acquisitions of Drover and Cluno, with businesses in France and Germany, respectively, and our more recent acquisitions of Swipcar in Spain and brumbrum in Italy. As of June 7, 2022 we had a combined 2,301 cars for sale on our French and German websites.

Our History

In December 2018, Alex Chesterman OBE, our Chairman and Chief Executive Officer, one of Europe’s most successful serial digital entrepreneurs who previously founded LoveFilm and Zoopla, raised over £30 million in seed funding for Cazoo Holdings, with the aim of transforming the used car market in the UK. In July 2019, despite having not started operations, we were ranked #13 on the Startups 100 2019 list, the longest running annual index of its kind, which ranks the UK’s top 100 new businesses that demonstrate innovation, solid financials, economic impact and the ability to scale. In September 2019, we raised a further £50 million in pre-launch funding, making us one of Europe’s best funded start-ups, with over £80 million raised prior to the launch of operations.

We launched our operations in the UK in December 2019. In March 2020, after generating over £20 million in revenues in our first three months, we raised a further £100 million of funding as we sought to accelerate the UK’s shift to online car buying, and then raised a further £25 million in June 2020. In October 2020, we raised a further £240 million of funding, taking the total funding prior to the closing of the Transaction to £445 million.

On March 29, 2021, Ajax, Cazoo Holdings and Capri Listco, a Cayman Islands exempted company, entered into the Business Combination Agreement, as amended by the First Amendment thereto, dated as of May 14, 2021 which, among other things, provided that (i) Ajax would merge with and into the Company, with the Company continuing as the surviving company, (ii) the Company would acquire all of the issued and outstanding shares of Cazoo via exchange for a combination of shares of the Company and cash consideration and (iii) the Company would become tax resident in the UK following the consummation of the Transaction.

Upon consummation of the Transaction, shareholders of Ajax and Cazoo became shareholders of Listco, and Listco changed its name to “Cazoo Group Ltd.” Upon consummation of the Transaction Class A ordinary shares, par value $0.001 per share (the “Class A Shares”) and warrants of Cazoo Group Ltd became listed on the NYSE under the symbols “CZOO” and “CZOO WS,” respectively. Upon closing of the Transaction, we received proceeds of approximately $836 million, net of fees.

Following the end of the 2021 financial year, we issued, via a private placement, 2.00% Convertible Senior Notes (the “Convertible Notes”) in an aggregate principal amount of $630 million. The Convertible Notes are convertible into Class A Shares at an initial conversion price of $5.00. The transaction was led by new investor Viking Global Investors, alongside participation from several existing shareholders including Mubadala Investment Company, D1 Capital and Willoughby Capital, as well as other new and existing investors.

Competitive Strengths

Our mission is to transform the car buying and selling experience across the UK and Europe by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online today, where consumers can simply and seamlessly buy, sell or finance a car entirely online for delivery or collection in as little as 72 hours. We believe that the following competitive strengths will continue to provide us with significant competitive advantages.

Differentiated proposition with comprehensive market offering

We have been a pioneer of the shift to online car buying and selling in the UK and Europe, providing consumers with a differentiated customer experience with the transparency and convenience of buying and selling cars entirely online. We believe we have created a differentiated and comprehensive market offering in the UK, including in-house reconditioning and logistics, a fully digital finance proposition, national coverage, delivery and collection and post-sales servicing. We believe this enables us to offer better selection, transparency, quality, and convenience for consumers looking for their next car.

Brand leadership driven by brand awareness and customer experience

We have invested significant capital and resources to increase our brand awareness and to create a market-leading consumer experience in the UK. We have created a strong brand identity in the UK through our brand marketing, in particular via multiple sports sponsorships including Premier League football, and have built trust and confidence in our offering through our unique quality control process on all vehicles, with every used car going through a comprehensive 300-point inspection and full reconditioning before sale, as well as a money-back guarantee and 90-day warranty. As a result of the confidence and trust in our platform, our brand has over 80% national UK brand awareness in 2022, an NPS of approximately 80 and a score on Trustpilot of 4.8/5.0. We have begun to increase our brand awareness and to create a market-leading consumer experience in our European markets.

Purpose-built end-to-end digital platform

We are making buying or selling cars as simple as buying or selling any other product online. We have developed technology and built a platform that provides consumers with a market-leading online car buying experience, making the purchase of a car online seamless, transparent and convenient. Customers are able to search for, purchase or finance a car entirely online, including receiving instant financing offers and part-exchange valuations.

Fully integrated proposition with scaled in-house infrastructure

We have created in the UK a fully integrated proposition using proprietary data and algorithms with thousands of cars purchased, reconditioned and stored centrally. We have a nationwide operations and logistics model, with in-house reconditioning, storage, distribution, collection and servicing infrastructure, combined with a unique, best-in-class delivery experience from a Cazoo employee on a Cazoo-branded delivery vehicle, creating a consumer experience controlled by Cazoo.

Proprietary data and technology

Data and technology innovation are at the core of our business, underpinning growth and profitability and driving decision making. We use demand-led buying models that provide us with a unique inventory advantage and use data and technology across our operations and logistics networks, with data-driven teams, tools and infrastructure helping to optimize operations. We also use proprietary algorithms pricing models to sell cars and use data to support best-in-class brand and digital marketing to drive efficiencies and optimize margins.

Platform established for growth of retail offering

Since our launch in December 2019, we have completed important acquisitions and a number of key business partnerships to accelerate our growth and enhance our value proposition. We have completed nine acquisitions — Imperial, Drover, Smart Fleet, Cluno, Cazana, SMH, Swipcar, Vans 365 and brumbrum — which have increased our coverage in the UK and the EU, expanded our infrastructure, accelerated the development of in-house reconditioning capabilities, increased our inventory, and bolstered our team with additional expertise and relationships. We believe we have the platform, capabilities, data and team to increase our penetration across the UK and grow over time in our European markets.

Visionary, founder-led management team with proven track-record of scaling multiple high-growth consumer internet businesses

We have a world-class team with an unrivalled track-record, led by our Chairman and Chief Executive Officer, Alex Chesterman, one of Europe’s most successful serial founders and digital entrepreneurs. Our team brings a significant level of experience and accomplishments, in both private and public markets, and includes a very strong executive and senior leadership team assembled from among some of the best digital consumer retail businesses across Europe.

Strategies

We have the opportunity to capture a significant share of the over £300 billion addressable used car market across the UK and in the European markets in which we operate, as the shift to online car buying accelerates. Our business plan is to do so by executing on the following key growth strategies:

Increase sales from continued accelerated shift of market from offline to online and via market share gains

The online used car market remains at an early stage of growth with penetration of less than 2.5% of the overall used car market in the UK, as of March 2020. We believe we will continue to benefit from the acceleration from offline to online car buying and the permanent shift in buyer behavior and we will continue to refine our offering to grow our brand awareness and market share.

Continue to focus on our European operations

Our strategy is to increase our total addressable audience and market of car buyers through continued progress in growing over time our online car retail operations in France, Germany, Spain and Italy. Our expansion into these markets has increased our total addressable market for the countries in which we currently operate from £100 billion to over £300 billion.

Additional revenue opportunities from ancillary products and in-house financing products

We will continue to use our data and technology to launch new products and thereby increase our ancillary revenue opportunities. This includes initiatives to drive higher attachment rates for finance and other ancillary revenue products, increasing consumer lifetime value and develop in-house financing solutions.

Leverage scale to drive growth, efficiencies and margins

We plan to leverage our scale to drive growth and profitability through a continued shift in our buying mix as we source more of our inventory from consumers which reduces the need to source from third parties and which we believe will lower the like-for-like cost of acquiring vehicles. We also expect to achieve further efficiencies in our reconditioning, logistics and stock turn, and further enhancements to our products, partnerships, processes and pricing.

Opportunistically identify additional M&A and strategic deals

Since our launch in December 2019, we have completed nine acquisitions. While these acquisitions were not significant to us in terms of their individual contribution to our consolidated revenue or assets or, in the case of Imperial, continuing operations, we believe they provide building blocks, together with organic growth, for expanding our geographic footprint, product offerings and infrastructure. For additional information on our acquisitions completed in 2021 and 2022 see Notes 13 and 28.1, respectively, of our audited consolidated financial statements included in our Annual Report.

M&A Strategy

Our strategy is to grow both organically and to opportunistically review the acquisition of complementary businesses. Our completed acquisitions have, together with organic growth, contributed to the expansion of our geographic footprint, product and service offerings and infrastructure. We expect to use our significant expertise to continue to review inorganic growth opportunities through M&A and strategic partnerships. As in the past, these may include opportunities to drive scale and growth, to enhance our proposition or product offering, or to expand our geographical footprint, soft and hard infrastructure, or expertise.

Some of these opportunities may be significant. As we evaluate suitable acquisition targets, we conduct due diligence and enter into non-binding letters of intent with possible targets, some of which may be material. In the past, we have utilized either a mix of cash and equity or all cash to acquire our targets and expect to continue to use either cash or equity, or both, in the future. In the near term, we do not expect to undertake acquisitions inconsistent with the cash-preservation focus of our Business Realignment Plan.

Imperial Car Supermarkets

In July 2020, we acquired Imperial Car Supermarkets Limited (“Imperial”), one of the largest independent used car retailers in the UK. The acquisition was undertaken pursuant to a sale and purchase agreement between Cazoo and the shareholders of Imperial which was entered into on July 13, 2020. The consideration for the acquisition was £23.8 million comprising cash and stock.

Drover Limited

In January 2021, we acquired Drover Limited (“Drover”), a car subscription service with operations in the UK and France. The acquisition was undertaken pursuant to a sale and purchase agreement between Cazoo and the shareholders of Drover entered into on December 16, 2020. The consideration for the acquisition was £65.4 million, consisting of £21.0 million in cash, £4.5 million of debt assumed and discharged and £33.3 million through the issue of 3,137,822 Series D Shares of Cazoo (the “Series D Shares”). In addition, £6.6 million of warrants were issued to certain of the shareholders of Drover.

Smart Fleet Solutions Limited

In February 2021, we acquired Smart Fleet Solutions Limited (“Smart Fleet”), a vehicle reconditioning business. The acquisition was undertaken pursuant to a sale and purchase agreement between Cazoo, Smart Fleet and Greenhous Group Limited (“Greenhous”) entered into on February 10, 2021 for the transfer of the shares of Smart Fleet (the “Smart Fleet SPA”) and a property sale agreement between Cazoo Properties Limited, Greenhous and Greenhous Group (Holdings) Limited entered into on February 10, 2021 for the transfer of certain properties used in the business (the “Smart Fleet Property Sale Agreement”).

The consideration for the acquisition was £39.1 million, consisting of £29.1 million in cash, £9.0 million of debt assumed and discharged and £1.0 million through the issue of 94,118 Series D Shares of Cazoo.

Cluno GmbH

In February 2021, we acquired Cluno GmbH and its two subsidiaries (“Cluno”), a German car subscription services company, with a business similar to Drover and a team of approximately 100 employees based in Munich. The transaction was undertaken pursuant to a sale and purchase agreement between Cazoo, Cluno GmbH and the shareholders of Cluno GmbH entered into on February 22, 2021. The total consideration for the acquisition was £60.4 million, with £28.7 million paid in cash, £31.0 million paid in the form of 2,918,471 Series D Shares of Cazoo and £0.6 million paid in the form of voluntary employee share options.

UK Vehicle Limited

In September 2021, we acquired UK Vehicle Limited (“Cazana”), one of the leading data insights platforms in the European automotive industry. The transaction was undertaken pursuant to a sale and purchase agreement between Cazoo and the shareholders of Cazana entered into on September 2, 2021. The total consideration for the acquisition was £23.7 million, with £23.6 million paid in cash and £0.1 million in deferred consideration.

SMH Fleet Solutions Limited

In September 2021, we acquired SMH Fleet Solutions Limited (“SMH”), a vehicle reconditioning business.

The transaction was undertaken pursuant to a sale and purchase agreement between Cazoo and the shareholders of SMH entered into on September 15, 2021. The total consideration for the acquisition was £76.5 million, with £61.1 million paid in cash and £15.4 million in debt assumed and discharged.

Swipcar, 2017 S.L.

In November 2021, we acquired Swipcar, 2017 S.L. (“Swipcar”), a Spanish car subscription services company.

The transaction was undertaken pursuant to a sale and purchase agreement between Cazoo and the shareholders of Swipcar entered into on November 15, 2021. The total consideration for the acquisition was £23.6 million, with £15.6 million paid in cash, £2.6 million of deferred consideration and £5.4 million through the issue of Class A Shares.

Vans 365 Limited

In December 2021, we acquired Vans 365 Limited (“Vans 365”), a leading independent online commercial vehicle retailer in the UK.

The transaction was undertaken pursuant to a sale and purchase agreement between Cazoo and the shareholder of Vans 365 entered into on December 22, 2021 (the “Vans 365 SPA”). The total consideration for the acquisition was £7.9 million, with £3.2 million paid in cash, £3.2 million in debt assumed and discharged and £1.5 million in deferred consideration.

brumbrum

In January 2022, we acquired brumbrum S.p.A (“brumbrum”) for approximately €80 million, with approximately €40 million paid in cash, €31 million through the issue of Class A Shares and €5 million in deferred consideration (pending finalization of the completion accounts process). Founded in 2016, brumbrum was based in Milan and grew to a team of over 180 staff, including at its 40,000 square meter vehicle preparation center in Reggio Emilia, which has the potential to recondition over 15,000 cars annually. The business offered hundreds of vehicles for sale, finance or subscription for delivery across Italy.

Business Description

The Cazoo Platform

Our end-to-end digital platform offers customers in the UK a choice of 4,683 used vehicles for purchase as of December 31, 2021, with over 300 different makes and models. Our easy-to-use website allows customers to search for their desired car based on a number of search criteria, including make and model, price, mileage, color and CO2 emissions. Our website also offers expert reviews of our car brands and models, as well as a number of buying guides which include helpful features and car-buying advice to assist the customer in making their decision.

Every Cazoo car comes with a seven-day money-back guarantee in place of the test-drive consumers would typically have prior to a traditional car purchase. If a customer chooses to return their car during the seven-day period, we will collect it for free. In the UK, each car also comes with a seven-day free insurance policy and a free comprehensive 90-day warranty, including roadside assistance. In France and Germany, each car comes with a seven-day free insurance policy and a free comprehensive 12-month warranty, including roadside assistance.

Customers can also part-exchange their current vehicle as a form of partial payment for a Cazoo car. In such an exchange, the customer provides certain information about their current car online and is given an instant valuation. The valuation of a customer’s car is determined by our proprietary algorithms and depends on a number of different factors. We consider the make and model, the age of a car, its mileage, the number of previous owners, the condition of the car (both the exterior and interior) and the car’s service history. We base all valuations on current data on market prices which are reviewed regularly, aiming to deliver the best market price to our customers. The price of the customer’s current car is then deducted from the cost of the Cazoo car and we will take the customer’s car at the same time we deliver the Cazoo car.

In July 2021, we began purchasing cars directly from customers outside of part-exchanges, via our direct car buying channel in the UK, so that we now acquire cars directly from consumers without the explicit need for that consumer to purchase their next car from us. In a similar way to part-exchange, the customer provides certain information on their car and is given an instant valuation. The launch of our direct car buying channel has markedly increased the volume of cars we now source directly from consumers. Vehicles sourced directly from consumers reduces the need to source from third parties and typically lowers the like-for-like cost of acquiring the vehicle.

Delivery and Collection

Within the UK, we have a logistics infrastructure throughout the country (excluding Northern Ireland) that offers a high-quality delivery experience with in-house storage, distribution and servicing. In the European markets in which we operate, we rely on a combination of in-house and third-party logistics resources. In the UK, customers can have their car delivered to their door or they can collect it from one of our customer centers. All deliveries are handled in-house by our employees. We rely on a combination of in-house resources and third-party providers to transport our vehicles. We offer customers in the UK the option to either collect their car at a Cazoo facility, or to have their car delivered to them.

We aim to ensure that customers have a detailed introduction to their vehicle and thus one of our handover specialists takes each customer through all of the car’s key features and confirms that the customer is happy with the car. Handover specialists show customers how car features such as heated seats or sat nav work and can assist with setup such as pairing a customer’s phone with the car and setting radio stations. Handovers generally take between 30 and 45 minutes and our handover specialists will answer customer questions. Customers have up to seven days to drive their Cazoo car and to decide if it suits their lifestyle. If they change their mind, they can return the car for a full refund, assuming they have driven no more than a stated maximum number of miles or kilometers per our terms and conditions and providing the car is undamaged. In the year ended December 31, 2021, 5.2% of used cars sold were returned for a refund.

European Growth

International growth is a core part of our strategy to transform the car buying experience across the UK and Europe. In the year ended December 31, 2021, we took major steps to establish our presence in Europe by launching the Cazoo retail proposition in France and Germany in early December. More recently, we launched our service in Spain in May 2022.

The acquisitions of Drover in January 2021 and Cluno in February 2021 created a foundational team of EU-located employees. We have invested significantly in the Cazoo technology platform to customize the Cazoo offering for European customers, considering local needs such as vehicle registration and payment methods. We have also built a network of local operations, logistics and customer support. Customers in France and Germany now have the ability to purchase or finance a car entirely online for delivery in as little as 5 days.

We expect to continue to grow our offering in France and Germany by offering value-added services for car buyers. With the acquisition of Swipcar in Spain in November 2021 we added a local team to support our recent launch in Spain. In Italy, we acquired brumbrum in January 2022, which we believe provides a foundation to launch in Italy in the second half of 2022. As we build out key elements of the Cazoo proposition, we will continue to refine our offering, which we expect will lead to the growth of our brand and reputation in Europe.

Subscription Offering

We began offering a branded subscription service in the UK in May 2021. In connection with our European M&A we acquired subscription services in Germany, France, Spain and Italy. As of April 7, 2022, we had approximately 10,000 subscribers across the UK, France, Germany, Spain and Italy.

We will no longer offer our subscription service to new subscribers from the end of June, 2022. As we wind down our subscription offering, cars returned following the final subscription period will be placed back on our platform for sale, providing a high-quality source of inventory in the near term.

Vehicle Lifecycle

Vehicle Acquisition

We acquire our used vehicle inventory in the UK from a variety of sources, including used-car auctions, corporate suppliers including vehicle finance, leasing, rental companies and OEMs, as well as directly from consumers including as part exchanges. In addition, we will continue to source vehicle inventory from end of term subscription agreements during the wind down of our subscription offering.

Between January 1, 2021 and December 31, 2021, we purchased 39,353 vehicles, including over 300 light commercial vehicles (a commercial vehicle with a gross weight of no more than 3.5 metric tons) as we start to build inventory for our commercial vehicle proposition. In the fiscal year ended December 31, 2021 we purchased from different supplier sources as follows:

Channel	Cars Purchased	% of Total
Corporate	14,755	37%
Auction	13,453	34%
Consumer	11,138	28%
Other	7	0%
Total	39,353	100%

Our purchasing strategy seeks to identify vehicle desirability using a mix of our own and third-party data and each vehicle is profiled by variant (e.g., make, model, fuel type, transmission, trim) and assigned a ‘desirability score.’ We try to ensure a balanced inventory to respond to consumer demand and we stock over 300 makes and models.

In connection with our subscription offering, we had also purchased new cars from original equipment manufacturers (“OEMs”). Acquiring new cars at scale from OEMs enabled us to secure attractive discounts and, following a period of use for subscription only, these vehicles could then be recycled back into our used car inventory for sale. The Company as decided to wind down its subscription offering.

We partner with third-party lenders to finance the purchases of our inventory. We had £178.0 million in stocking loans on December 31, 2021, which enabled capital efficient inventory acquisition. In addition, we had £67.2 million in subscription facilities for financing subscription vehicles.

We intend to purchase vehicles from the same mix of sources in the EU as we do in the UK, including used-car auctions, corporate suppliers, including vehicle finance, leasing and rental companies, as well as directly from consumers.

Reconditioning

At launch in December 2019, we fully outsourced our reconditioning function. During 2021 we brought the reconditioning of all of our UK vehicles in house and as of December 31, 2021 had a network of 10 vehicle preparation centers across the UK. Prior to purchase, all of our cars are checked against our strict criteria to ensure they have no outstanding finance or insurance issues and have never been stolen or in a major reported accident. We seek to acquire cars that have a range of zero to six years and zero to 60,000 miles of use, although some used cars purchased are outside of this range. We intend to close one of our customer centers and consolidate two of our customer centers in the near term.

All cars sold in the UK complete a thorough inspection at one of our vehicle preparation centers in the UK before being offered for sale. Our qualified technicians conduct a 300-point mechanical, bodywork, interior and electrical inspection. We diagnose any faults or issues that are not visible and will also fix any cosmetic imperfections depending on the age/mileage of the car and according to our published standard. Our technicians test-drive every car to check engine performance, steering and brakes, listen for unexpected noises or vibrations and test for mechanical problems. If technicians discover any issues, they either remediate the issue or we reject the car back to the vendor or sell the car back into the wholesale market.

Our UK vehicle preparation centers provide us with the potential to recondition up to a total of approximately 120,000 cars per year across all of our sites and to double that over time once these sites are optimized, which will allow us to recondition vehicles at scale, reducing our total reconditioning spend per car.

We also carry out an oil and filter change on every car, where applicable, based on the designated service interval. If a car is due for an MOT within the next six months, it is given an MOT inspection and a new certificate. Each car is fully valeted inside and out and thoroughly sanitized before being sold.

We typically own the vehicles we have reconditioned and sold, helping us to ensure the quality of our offering. We also sell a small number of vehicles where the supplier owns the vehicle up to the point of sale but the vehicles still go through our reconditioning and logistics processes. We act as an agent and receive a fixed commission from the supplier when the vehicle is sold.

We have historically reconditioned cars in our European markets through third-party partnerships, and we expect to continue to do so. In addition, as part of the acquisition of brumbrum in January 2022 we acquired an in-house vehicle preparation center with the potential to recondition 15,000 cars annually. We expect to use a combination of third-party suppliers and our in-house vehicle preparation center in Reggio Emilia in our European markets during 2022. We expect to partner with third-party suppliers to provide reconditioning services, bulk transportation services and regional logistics hubs in the European markets in which we operate.

Customer Centers

As of December 31, 2021, we operated 21 customer centers around the UK. We store, distribute and prepare cars for delivery at these centers. Both Cazoo car owners and customers who have not purchased a Cazoo car may obtain services at our customer centers, including servicing, MOT and repairs. In connection with the implementation of our Business Realignment Plan, we intend to close one customer center and to consolidate two of our customer centers.

Financing

We work with partners including Black Horse, BNP Paribas and Evolution Funding (a broker with a panel of different lenders) to offer our UK customers different payment options to finance their Cazoo car. As we are a credit broker, not a lender, we aim to find the most competitive deal for the customer from our finance partners. We offer hire purchase finance (“HP”) plans, which allow customers to spread the cost of the car over an agreed period. Customers make monthly payments and own the car by the end of the term.

We also offer personal contract purchase (“PCP”) finance plans, which feature lower monthly payments than an HP plan and may run for a shorter agreement period. At the end of the agreement term, the customer can choose to return the car to the finance company, part-exchange it for another car or make a final repayment in order to own the car.

Once customers have selected their finance plan, they place an application. On acceptance they pay a deposit, sign the necessary documents electronically and choose whether to collect their car or have it delivered to their residence. In the year ended December 31, 2021, approximately 44% of our cars were ordered using one of our financing options. For each financed car purchase, we receive a commission from the financing partner. The commission is determined as a fixed fee or a fixed percentage of the amount borrowed by the customer and varies by lender.

We currently offer financing to customers in France and Germany and over the medium-term, we aim to largely replicate the type of financing arrangements we have in place in the UK in each European market in which we operate.

Wholesale

Our wholesale operations consist of used cars sold via used-car auctions when they do not meet our retail criteria or standards. These cars are primarily acquired from customers as part-exchanges or through our direct car buying channel. In the year ended December 31, 2021 we derived 16% of our revenues from our wholesale operations.

We plan to utilize the same strategy in the European markets in which we operate for wholesale cars that do not meet our retail criteria by selling them through used-car auctions.

Information Technology

Data and technology are at the heart of our business. Our proprietary data and algorithms are used both to set the purchase and retail prices for our cars and to determine which used cars to purchase for our inventory.

Our information technology systems are managed centrally and cover all key business processes in the value chain, including logistics, inventory management and payment functions. Certain of these systems are considered business critical and plans are in place to mitigate failures of these systems.

Our technology teams include product engineering and data teams and are organized by domain and aligned to key stakeholders around the business, such as merchandizing, operations and orders, among others, which are supported by central platform and design product engineering teams. The product and engineering teams are based in London, Lisbon and Munich and following the acquisition of brumbrum, in Milan.

Our data teams are comprised of data engineers, data scientists and data analysts and are responsible for optimizing pricing for vehicle purchases and sales as well as capturing data across all of our operations (including data relating to commercial performance, operations, products, marketing, finance and other data), measuring our performance and producing analysis that enables us to optimize our activities.

We have recently enhanced our data team and capabilities with the acquisition of Cazana. Prior to its acquisition by Cazoo in September 2021, Cazana had built an extensive dataset of over 500 million historic vehicle transactions from a range of countries, including the UK, Germany, France, Spain and Italy, and its tools were used by car manufacturers, lenders, fleet owners and insurers. Cazana’s products include real-time vehicle valuation, pricing and stock management tools, allowing Cazoo to further optimize its car buying, selling and pricing across the UK and Europe for the benefit of consumers. We rely on several critical software tools to run our business. These tools are a mixture of proprietary tools developed or acquired by us and third-party tools provided under software-as-a-service (“SaaS”) agreements with third parties.

Critical third-party systems include those that provide business IT systems and those that provide tools that power our website, mobile applications, logistics and e-commerce platforms. In relation to business IT systems, our e-mail and productivity tools are provided by Google. Other business IT systems include Oracle’s Netsuite accounting software, Jumpcloud’s cloud directory platform for user authentication and identity management, Slack for internal communications and productivity, and Hibob, our human resources platform.

In relation to the website, logistics and e-commerce platforms, we have in place key agreements with commercetools (which helps to power our e-commerce architecture), Descartes and Satalia (which power our logistics operations) and Amazon Web Services (which hosts our website).

Alongside significant proprietary code in our website and systems developed by our employees and contractors (each under contracts that assign the IP in that code to us), we also own the IP in a system called “CazooNet,” which is software that we use to support purchasing, photography, vehicle reconditioning and preparation, and our service centers. CazooNet was originally developed for Imperial by Focal Strategy Limited and we acquired all of the IP in CazooNet from Focal Strategy Limited in October 2020.

Marketing

Since we began operations in December 2019, we have built a strong brand identity and have achieved national brand awareness in the UK of over 80% in 2022. In our first six months of operations, we became one of the UK’s top ten used car retailers by volume. Our marketing strategy has been one of our key focuses in order to raise our brand awareness and grow our customer base. We have entered into a number of high-profile sports marketing sponsorship deals.

Historically, we advertized in high reach media channels such as TV, radio, press and outdoor, with our messaging focusing on the benefits of buying and selling cars online with Cazoo. Our national advertising campaign received industry recognition with 3 Marketing awards in 2021: an ‘Effie’ award for Marketing Effectiveness, a Marketing Week Masters award for the Retail & eCommerce category and a Media Week Award for Best Launch Idea.

We grew our sports sponsorship throughout 2021, increasing our number and range of high profile sports sponsorships and providing us with significant brand exposure.

In English football, we are the principal partner and shirt sponsor of two Premier League football clubs — Everton and Aston Villa. Our shirt sponsorship of Everton will come to an end following the culmination of the 2021/22 football season. Our association with English football is further enhanced by our partnership with the English Football League (EFL) with Cazoo branding featured across 72 EFL Championship clubs.

We have recently announced various football sponsorships across Europe which will begin at the start of the 2022/23 football season. Cazoo will be the principal partner and shirt sponsor of two Spanish football clubs, Valencia CF and Real Sociedad, two French football clubs, Olympique Marseille and Lille, and one German football club, SC Frieburg. In addition, in May 2022 we signed a “multi-year” main sponsorship deal with Serie A’s Bologna Fc.

We were the principal partner of The Hundred, an exciting new format of cricket that successfully launched in 2021, under a multi-year deal.

Within horse racing, we became the headline sponsor of the Cazoo Derby Festival in April 2021, which features the world’s most famous flat horse race and we became the headline sponsor of the World’s oldest Classic, the St Leger Stakes which took place in September 2021.

In June 2021, we announced a multi-year partnership to become the main shirt sponsor of Welsh Rugby Union. Cazoo will also be the principal partner of the 2021 Rugby League World Cup, which has been postponed until 2022 as a result of the COVID-19 pandemic.

Cazoo is the title sponsor of two key events on the European Tour’s UK Swing, the Cazoo Open and Cazoo Classic. We have recently extended our golf sponsorship portfolio to include title sponsorship of the Open de France, Europe’s oldest national Open golf tournament.

We have a snooker sponsorship portfolio which includes some of the most prestigious events on the snooker calendar, including the “Cazoo Series”, the Masters, UK Championship, Champion of Champions and the British Open. We also have a darts sponsorship portfolio, including principal sponsorship of the Grand Slam of Darts, World Cup of Darts, European Championship and the World Darts Championship.

Environmental, Social and Corporate Governance

The goal of our Environmental, Social and Corporate Governance Committee is to oversee and support our commitment to social, environmental, corporate social responsibility, sustainability and other public policy initiatives relevant to us. We are committed to being a responsible member of the communities in which we do business.

Seasonality

Vehicle sales exhibit seasonality with sales peaking late in the first calendar quarter and diminishing through the rest of the year, with the lowest relative level of industry vehicle sales expected to occur in the fourth calendar quarter. Due to our rapid growth, our sales patterns to date have not reflected the general seasonality of the used vehicle industry. Used vehicle prices also exhibit seasonality, with used vehicles depreciating at a faster rate in the last two quarters of each year and a slower rate in the first two quarters of each year. In the future, this may result in a gross profit per unit higher on average in the first half of the year than in the second half of the year.

Competition

The car retail market in Europe is fragmented and highly competitive with respect to price, quality, service, location and vehicle offering. As of March 2020, there were approximately 15,000 used vehicle dealers in the UK and approximately 67,000 across France and Germany. No dealership group across the UK, France and Germany had a share of the market greater than 3%. Our current and future competitors may include:

●	traditional car dealers or marketplaces who could increase investment in technology and infrastructure to compete directly with our online retail model or online retail platforms such as Cinch in the UK and AutoHero in Europe;

●	search engines and vehicle listings sites and new entrants that could change their models to directly compete with us, such as Google, Amazon and AutoTrader.co.uk and Motors.co.uk; and

●	OEMs that could change their sales models through technology and infrastructure investments and enter into the subscription and/or direct online retail sales market themselves.

We offer a fully integrated model with in-house reconditioning and logistics, fully digital customer financing, delivery and collection and post-sales servicing.

Intellectual Property

We protect our intellectual property through a combination of trademark registrations, domain name registrations, and unregistered rights including copyright, unregistered designs, database rights and trade secrets, as well as contractual provisions and restrictions on access to and use of proprietary information.

We have registered or applied for trademarks covering all of the jurisdictions in which our business currently operates. Our key trademark is the Cazoo name itself, whether used in its plain or stylized forms, or in conjunction with one or more of our marketing slogans. The Cazoo name and logo are protected in key jurisdictions through trademark registrations, including in the UK and Europe.

We also have proprietary rights in bespoke information technology algorithms, applications and systems that have been developed by or for us for operating our business and for pricing our vehicles. We protect intellectual property and trade secrets developed by our employees in the course of their employment with us through intellectual property assignment and confidentiality provisions in our standard employment contracts.

We conduct detailed intellectual property due diligence in connection with our acquisitions, and manage risks identified through pre-closing requirements and customary protections in transaction documents.

Like other digital businesses, we use open-source software (“OSS”) libraries in the development of our website and technology platforms. We have recently invested in enterprise software subscriptions that include OSS code evaluation tools, which enable more structured monitoring of the use of OSS and more mature license management practices.

Insurance

We maintain insurance policies covering a range of risks including business interruption, director and officer liability, professional indemnity (for Cazoo Data Services), terrorism, injury to employees, cyber and tech liability (for Cazoo Data Services), travel, motor, damage to property and stock, as well as coverage against general liability claims that may arise through the course of our normal business operations. We engage an insurance broker to advise on the necessary types and levels of coverage. We continually review our coverage and consult with our broker at least annually. We also maintain other insurance policies to cover other risks relating to our business, such as director and officer cover.

Regulatory Matters

We are subject to various laws and regulations affecting the operation of our business, including UK and EU legislation and national and local laws and regulations concerning our operations, including financial service regulation, consumer credit, consumer rights, zoning and land-use planning, product liability, distance selling, and data protection and privacy, among others.

Financial services regulation

We provide credit broking, consumer hire and insurance distribution services to customers. Under the UK Financial Services and Markets Act 2000 (“FSMA”), these are regulated activities, for which we have and maintain all required permissions with the UK regulator: the Financial Conduct Authority (the “FCA”).

Cazoo Limited is registered with the FCA as an appointed representative, a firm that carries on regulated activity on behalf and under the responsibility of a regulatory principal firm directly authorized by the FCA (an “FCA Principal Firm”). ITC Compliance Limited (“ITC”) (now owned by Fortegra) is the FCA Principal Firm for Cazoo Limited. Our permitted regulated activities obtained via ITC include entering into regulated hire agreements, advising on and arranging general insurance contracts as an intermediary and acting as a credit broker.

Cazoo Subscription Services Limited (previously Drover Limited) is authorized and regulated by the FCA to provide consumer credit services, including credit broking, and entering into regulated consumer hire agreements. Cazoo Subscription Services Limited is also an appointed representative of ITC to carry on general insurance distribution.

CSS Mobility France SaS (formerly Drover France SAS) (“Cazoo Mobility France”) is registered with the French regulator, ORIAS, as an insurance representative. Vehicle hire is not a regulated activity in France; however, insurance distribution is a regulated activity (under the Insurance Distribution Directive). Cazoo Mobility France arranges insurance policies provided by a French authorized insurer (Altima). As set out on the ORIAS register: (1) Cazoo Mobility France is registered with ORIAS as an insurer’s representative (“mandataire d’assurance”); and (2) Altima Assurances, which is a French regulated insurance company, is Cazoo Mobility France’s regulatory principal in respect of that representative role.

Cazoo Trading France SaS (“Cazoo Trading France”) is registered with the French regulator, ORIAS, as an insurance representative and a non-exclusive agent for banking and payment services. Vehicle retail sales is not a regulated activity in France; however, insurance distribution and financing intermediary activity are regulated activities. Cazoo Trading France arranges insurance policies provided by a French regulated insurance company (AXA). Cazoo Trading France also provides services as a finance intermediary provided by a Spanish regulated banking company (Santander). As set out on the ORIAS register: (1) Cazoo Trading France is registered with ORIAS as an insurer’s representative (“mandataire d’assurance”) and (2) as a financing intermediary (“intermédiaire de financement”).

brumbrum S.p.A. is authorized by the Italian insurance agency, IVASS, to act as an insurance broker. brumbrum Rent S.p.A. is authorized by Banca d’Italia to engage in securitization activities.

The regulated entities are subject to various regulatory requirements governing conduct of business, relations with customers, governance and risk management. Each entity listed above is subject to regulatory supervision and is in regular contact with its regulators.

Consumer protection law

We are subject to consumer protection laws that set quality and service standards and create a range of rights for consumers. These include requirements on sellers and service providers to provide information to consumers, automatic rights for consumers to cancel and return goods, and rights of redress against unfair, misleading or aggressive business practices.

Online and distance selling of goods and services are subject to additional requirements to provide consumers with clear information and to meet certain cancellation and delivery standards. Product liability laws create grounds for manufacturer and seller liability in the event of an injury caused by a defective product.

Data protection law

We collect and process personal data from customers, employees and suppliers as part of our business. As a result of these activities, we are subject to the data protection laws and regulations of the jurisdictions in which we operate. In the UK, this includes the UK GDPR and the UK DPA and, in the EU, this includes the GDPR. These data protection laws impose certain restrictions on what we can and cannot do with the personal data we collect and give data subjects certain rights in relation to their personal data. Applicable data protection laws also require us to identify, and safeguard against, risks that arise in relation to certain high-risk processing, which may include the use of algorithms and geolocation data. The applicable data protection laws also oblige us to establish appropriate assessments of the risks relating to the processing of personal data, to establish appropriate technical and organizational measures to reduce the risk of security incidents and to inform individuals of the ways in which we use their personal data.

In each country where we operate as Cazoo, we have appointed a data protection officer to oversee our compliance with applicable data protection laws and have in place policies and procedures to support ongoing compliance. Those policies were the result of input from our external data privacy counsel. We are also in the process of recruiting a group data protection officer (a non-statutory role) to coordinate data protection compliance activities across the group. We conduct mandatory training for our personnel on applicable data protection laws and publish information on how we collect, use and disseminate personal data in data privacy and cookies policies that are published on our website, and in other policies provided to our personnel that may be modified from time to time.

We use cookies and similar technologies on our website to allow our website to work, to analyze and improve them and to personalize users’ experiences. These activities, as well as direct marketing, are regulated in the UK and the EU by laws implementing the e-Privacy Directive 2002/58/EC. These rules include an obligation to obtain consent for the placement of cookies on customers’ devices for direct electronic marketing. Changes to these laws are anticipated in the future, which we are monitoring.

Logistics

Our logistics operations are regulated in both the UK and EU. Carrying goods for hire or reward in either jurisdiction requires us to have in place an operator license. We must continue to demonstrate to transport regulators that we have in place sufficient governance measures, financial standing, professional competence and repute to conduct logistics operations. Operator licensing regimes also restrict the number of vehicles that we can operate and from which locations. Our logistics fleet can be subject to inspections and spot checks by the authorities.

Employees

As of December 31, 2021, we had 3,822 employees, all of whom were employed on a permanent or fixed term basis, and primarily located in the UK with teams in Germany, Portugal, France and Spain. We hire a limited number of temporary workers, primarily at certain of our vehicle preparation centers. On June 7, 2022, the Company announced a reduction in existing employee headcount by approximately 15% consisting of approximately 750 roles being impacted across the business.

Our success is highly dependent on human capital and a strong leadership team. We aim to attract, retain and develop staff with the skills, experience and potential necessary to implement our growth strategy. When selecting and onboarding new employees, we communicate our vision and core values that we expect all staff to uphold, which is underpinned by a business-wide Code of Conduct and Ethics supported by appropriate training programs. We believe that engagement with staff on issues affecting the business is important for our culture and success and aim to do so through regular group-wide and location-specific “all-hands” and “town hall” sessions and other engagement platforms. We appointed our first Chief People Officer in May 2021.

None of our employees are represented by a labor union and there have been no work stoppages to date. We generally consider relations with our employees to be good.

Legal Proceedings

From time to time, we are subject to various claims, charges and litigation matters that arise in the ordinary course of business. We believe these actions are a normal incident of the nature and kind of business in which we are engaged. While it is not feasible to predict the outcome of these matters with certainty, we do not believe that any asserted or unasserted legal claims or proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations or prospects.

Organizational Structure

In connection with the consummation of the Transaction, Ajax merged with and into the Company, with the Company continuing as the surviving entity, and Cazoo became a wholly owned subsidiary of the Company. Cazoo Group Ltd is the Cayman holding company of Cazoo. Refer to Note 24, Group information, within our audited consolidated financial statements included in our Annual Report for a listing of our subsidiaries, including legal name, country of incorporation, and proportion of ownership interest. The following diagram depicts our organizational structure and our subsidiaries as of April 7, 2022.

Property

Our headquarters are located in London, UK under a lease agreement that expires in September 2024. We have further offices located in London, Southampton, Leeds, Lisbon, Paris, Barcelona, Milan and Munich, all of which are held under leases or licenses to occupy. As of December 31, 2021 we operated 21 customer centers around the UK (of which we recently announced the planned closure of one and the planned consolidation of two). Of these customer centers, all are leased (following a sale and leaseback in the first quarter of 2022, which included two of our previously freehold customer centers). We lease one customer center in Germany, which is not yet operational. As of December 31, 2021 had ten vehicle preparation centers in the UK located in Westbury, Livingston, Nottinghamshire, Worcester, Bedford, St. Helens, Merseyside, Gloucester, Staffordshire and Bristol and, following the acquisition of brumbrum, one vehicle preparation center located in Italy. Of the UK vehicle preparation centers, two are owned, one is part owned and part leased and the remaining seven are leased. The UK vehicle preparation center leases expire between 2024 and 2034. The Italian vehicle preparation center lease expires in January 2030. We recently announced the planned closure of two of our UK vehicle preparation centers. We have one subscription-only site in Pershore, held under a lease that expires in March 2032. We have sublet two of our leased properties in Eastleigh and Loughborough. We also have a delivery hub leased in London. We have surrendered part of our site in Corby and intend to assign the remaining part of our Corby site. We have disposed of our leased site in Bristol and our long-leasehold property in Southampton.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion and analysis provides information which Cazoo’s management believes is relevant to an assessment and understanding of Cazoo’s results of operations and financial condition. This discussion and analysis should be read together with the section entitled “Business” included herein, and the audited consolidated financial statements and related notes of Cazoo that are included in our Annual Report.

Unless otherwise stated, the information included in this section is based on Cazoo’s audited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP.

In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section herein entitled “Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section herein entitled “Risk Factors” or elsewhere herein or in other filings we make with the SEC from time to time.

Certain figures, such as interest rates and other percentages included in this section, have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in Cazoo’s audited consolidated financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Any reference to “we,” “us,” “Cazoo,” the “Company,” the “Group,” “management” and “our” as used herein refers to Cazoo Holdings Limited and its subsidiaries prior to the consummation of the Transaction (as defined below) and references to “we,” “us,” “Cazoo,” the “Company,” and the “Group” refer to Cazoo Group Ltd and its subsidiaries subsequent to consummation of the Transaction.

Overview

Our mission is to transform the car buying and selling experience across the UK and Europe by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online today, where consumers can simply and seamlessly buy, sell or finance a car entirely online for delivery or collection in as little as 72 hours. Since our launch in the UK in December 2019, we have sold more than 70,000 cars to customers as of May 31, 2022.

In addition, we have commenced operations in France, Germany, Spain and Italy, significantly expanding our addressable market. We launched the Cazoo retail proposition in France and Germany in December 2021, and in Spain in May 2022.

This expansion was achieved via our acquisitions of Drover (UK and France) and Cluno (Germany), completed in the first quarter of 2021, Swipcar (Spain) in the fourth quarter of 2021 and brumbrum (Italy) in January of 2022. We expect our acquisition of brumbrum will aid the expansion of our Cazoo retail proposition into Italy in the second half of 2022.

We acquired vehicle reconditioning businesses, Smart Fleet Solutions Limited in the first quarter of 2021 and SMH Fleet Solutions Limited in the third quarter of 2021, which allowed us to transition our vehicle reconditioning activities in the UK fully in house during 2021. Through brumbrum we acquired a vehicle preparation center in Reggio Emilia, which has the potential to recondition over 15,000 cars annually.

While these acquisitions were not significant to us in terms of their individual contribution to our consolidated revenue or assets, we believe they provide building blocks, together with organic growth, for expanding our geographic footprint, product and service offerings and infrastructure. Due to our launch in the UK in December 2019, we have only a limited history of operating under non-pandemic business conditions.

We are highly data-driven and use proprietary data and algorithms to both purchase vehicles and to price them for sale. We had 4,683 cars available for sale in the UK as of December 31, 2021, ranging from SUVs to hatchbacks, and including a wide range of electric and hybrid vehicles. We purchase the cars we believe are best suited for our customers and platform. Our purchasing strategy is led by consumer desirability. We use a data-driven approach, derived from a mix of our first-party data (our website searches and intent to buy, sales volume, days to sale) and third-party data sources, to determine which cars to purchase. Our main objective is to ensure we have a wide breadth and balanced inventory based on consumer demand. We have enhanced our data team and capabilities with the acquisition of Cazana in the third quarter of 2021. We do not specialize in cars made by certain manufacturers and purchase decisions are not influenced by incentives provided by manufacturers or other third parties. Each of our cars undergoes an inspection and is reconditioned to a high standard before being offered for sale. Buyers can view high quality, 360-degree images as well as a car’s features and history on our website.

We offer all standard forms of car financing, as well as the purchase of any part-exchanges (customer vehicles exchanged as partial payment for a Cazoo car) at the time of delivery or collection for added convenience. Every Cazoo car comes with a seven-day money-back guarantee in place of the test-drive consumers would typically have prior to a traditional car purchase. If a customer chooses to return their car during the seven-day period, we will collect it for free. In the UK, each car also comes with a seven-day free insurance policy and a free comprehensive 90-day warranty, including roadside assistance. In France and Germany, each car comes with a seven-day free insurance policy and a free comprehensive 12-month warranty, including roadside assistance.

In July 2021 we also began purchasing cars directly from consumers outside of part-exchanges. The new service gives sellers an offer within seconds that is guaranteed for seven days. Customers in the UK can either opt to have their car picked up from their home or drop the car off at their nearest Cazoo customer center with payment made directly to the seller’s bank account on the same day.

Since our launch in December 2019, our revenues have grown rapidly, amounting to £667.8 million for the year ended December 31, 2021, with revenues increasing 312% for the year ended December 31, 2021, as compared to the year ended December 31, 2020.

We have also completed nine acquisitions. Our strategy is to grow organically and to opportunistically review further acquisitions where they meet our strategic goals. As we evaluate suitable acquisition targets, we conduct due diligence and enter into non-binding letters of intent with possible targets, some of which may be material. In the past, we have utilized either a mix of cash and equity or all cash to acquire our targets and expect to continue to use either cash or equity, or both, in the future. In the near term, we do not expect to undertake acquisitions inconsistent with the cash-preservation focus of our Business Realignment Plan.

Our strategy is to grow over time in the four European markets in which we operate, following our acquisitions of Drover and Cluno, with businesses in France and Germany, respectively, and our more recent acquisitions of Swipcar in Spain and brumbrum in Italy. As of June 7, 2022 we had a combined 2,301 cars for sale on our French and German websites.

On March 29, 2021, Ajax, Cazoo Holdings and Capri Listco, a Cayman Islands exempted company, entered into the Business Combination Agreement, as amended by the First Amendment thereto, dated as of May 14, 2021 which, among other things, provided that (i) Ajax would merge with and into the Company, with the Company continuing as the surviving company, (ii) the Company would acquire all of the issued and outstanding shares of Cazoo via exchange for a combination of shares of the Company and cash consideration and (iii) the Company would become tax resident in the UK following the consummation of the Transaction.

Upon consummation of the Transaction, shareholders of Ajax and Cazoo became shareholders of Listco, and Listco changed its name to “Cazoo Group Ltd.” Upon consummation of the Transaction, Class A ordinary shares, par value $0.001 per share (the “Class A Shares”) and warrants of Cazoo Group Ltd became listed on the NYSE under the symbols “CZOO” and “CZOO WS,” respectively. Upon closing of the Transaction, we received proceeds of approximately $836 million, net of fees.

Following the end of the 2021 financial year, we issued, via a private placement, 2.00% Convertible Senior Notes (the “Convertible Notes”) in an aggregate principal amount of $630 million. The Convertible Notes are convertible into Class A Shares at an initial conversion price of $5.00. The transaction was led by new investor Viking Global Investors, alongside participation from several existing shareholders including Mubadala Investment Company, D1 Capital and Willoughby Capital, as well as other new and existing investors.

We classify our revenue into three main categories — Retail, Wholesale and Other sales. The revenue recognized throughout the periods presented in our audited consolidated financial statements included in our Annual Report has materially arisen within the UK and represents a single operating and reportable segment.

Retail — The sale of fully reconditioned vehicles to retail customers is our largest stream of revenue. We primarily sell vehicles directly to our customers through our website www.cazoo.co.uk. Our website provides customers with a safe and easy way to purchase used cars online and since the launch of our business, we have experienced rapid growth in retail sales. The number of reconditioned vehicles we sell to our retail customers is an important measure of our growth. During the year ended December 31, 2021, revenue generated from retail sales through our platform was £500.6 million, with 34,731 retail units sold.

Revenue for the year ended December 31, 2021 excludes £17.4 million generated from the sale of vehicles as an agent for third parties. Only the net commission received from those sales is recorded within revenue. Cazoo is not a marketplace and all cars sold under this model continue to be reconditioned, stored and marketed by Cazoo. Cazoo is also responsible for any returns or post-sales issues. We purchase vehicles in this way from time to time, where the makes and models may otherwise be unavailable.

Wholesale — We also sell vehicles through car auctions to trade buyers and other customers. These vehicles are primarily those acquired from customers as part-exchanges or through our direct car buying channel that do not meet our quality standards to list and sell as retail vehicles. During the year ended December 31, 2021, revenue generated from wholesale sales was £104.2 million.

Other sales — We also generate revenue from the provision of ancillary services, including vehicles finance, warranties, paint protection and car servicing. Customers purchasing vehicles from us in the UK may enter a contract for finance or enter a contract to extend their warranty after the initial 90-day inclusive period through our platform. We act as an agent and receive a commission for the arrangement of these contracts from the principal. At our customer centers, we also provide vehicle servicing products including interim, full and major servicing, MOT (Ministry of Transport) tests, general repairs and one-off checks and repairs. We also continue to carry out reconditioning of third-party vehicles at our vehicle preparation centers, including those acquired as part of the acquisitions of Smart Fleet and SMH. We have been exiting third-party reconditioning contracts so reconditioning revenue is expected to decrease going forward.

Other sales also includes revenue from our subscription offering. Car subscription is a service in which customers may obtain a vehicle on a short-term rental basis as an alternative to owning a vehicle. In connection with our Business Realignment Plan, we will no longer offer our subscription service to new subscribers from the end of June, 2022.

During the year ended December 31, 2021, total revenue generated from other sales was £63.1 million.

COVID-19 pandemic

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. Our business has been affected by the COVID-19 pandemic which has resulted in changes to the operations of our customer centers and vehicle preparation centers. The nature of our business provides some protection against the negative effects of the COVID-19 pandemic given our digital platform and emphasis on home delivery, and we have been able to keep all of our customer centers open with restricted activities during the COVID-19 pandemic. However, we were required to pause our vehicle preparation and delivery activities for a number of weeks during March and April 2020 during the first national lockdown in the UK. As a result, our car inventory declined for a short period of time.

The full implications of the COVID-19 pandemic on our business depend on a number of factors, and therefore we cannot reasonably estimate the impact of the COVID-19 pandemic on our business, financial condition, results of operations and prospects at this time.

The COVID-19 pandemic may have an impact on consumer behavior and preferences in the medium to longer-term, including willingness to make large purchases such as vehicles. Furthermore, the temporary or permanent closure of traditional car dealerships during the course of the pandemic may have accelerated the adoption of online used car retailing. We anticipate the shift to online may continue to accelerate given consumers’ poor legacy experience with offline car dealerships and an increased consumer discovery of a new and better way of transacting for cars.

We have a limited history of operations under non-pandemic business conditions. We cannot predict the impact of a post-pandemic recovery on the economy, our customers, sources of vehicle inventory and other market participants, and on the continued adoption of online car retailing.

Recent Developments

Business Realignment Plan

On June 7, 2022, in response to the current economic climate, we announced a business realignment plan (the “Business Realignment Plan”) designed to de-risk our path to profitability and to maximize our liquidity by right-sizing the business and conserving cash in the short-term, and by focusing on delivering improved and sustainable profit margins.

Our key goals from the Business Realignment Plan are to:

●	lower selling, general and administrative costs per unit while minimizing the impact on growth;

●	achieve UK cash-flow breakeven at lower retail unit sales with a stronger focus on GPU and working capital; and

●	manage costs and expenditure to become self-funding in the UK without needing further capital.

The key actions we are undertaking in connection with implementation of the Business Realignment Plan consist of:

●	reducing our existing employee headcount by approximately 15% and slowing the pace of new hiring;

●	lowering our brand marketing spend and focusing more on performance marketing;

●	limiting our capital expenditure and delaying a number of planned investment projects;

●	rationalizing our vehicle preparation and customer support sites to drive more efficiency;

●	increasing focus on driving GPU growth through more efficient buying and reconditioning;

●	modifying our consumer proposition to drive costs down and improve operating efficiencies;

●	increasing procurement efficiencies across our entire supply chain to reduce overhead costs; and

●	slowing our near-term growth aspirations in both the UK and EU to focus on profitable growth.

As part of the actions being taken, we will no longer be offering our subscription service to new subscribers from the end of June 2022, given the cash consumptive nature of this business model, but will continue to benefit from a sourcing perspective in the short term as existing subscription contracts come to an end.

We expect that the combination of these initiatives will result in cash savings to our budget of over £200 million during the period from June 1, 2022 to December 31, 2023 with approximately 750 roles being impacted across the business. We will continue to evaluate our business plan as necessary to address trends in the marketplace and macroeconomic factors.

As a result of implementation of our Business Realignment Plan we expect to incur charges in our results for the six months ended June 30, 2022, including amounts for restructuring and the evaluation of Goodwill and Intangible assets. The amount of these charges is yet to be determined.

The foregoing estimates are based upon current assumptions and expectations but are subject to known and unknown risks and uncertainties. Accordingly, we may not be able to fully realize the cost savings and benefits initially anticipated from the Business Realignment Plan. See “Risk Factors — Risks Related to our Business and Industry — We may not successfully execute or achieve the expected benefits of our Business Realignment Plan and our efforts may result in the need for further actions, which in each case may adversely affect our business, financial condition, results of operations and prospects.”

Selected Interim Unaudited Financial Information for the period April 1, 2022 to May 31, 2022

Set forth below is selected interim unaudited financial information for the period April 1, 2022 to May 31, 2022, and as of May 31, 2022. The selected interim unaudited financial information set forth below has been prepared by, and is the responsibility of, management and is based on a number of assumptions. Neither our independent auditors, nor any other independent accountants, have audited, reviewed, compiled, examined, or performed any procedures with respect to the selected interim unaudited financial information, nor have they expressed any opinion or any other form of assurance on such information, and assume no responsibility for, and disclaim any association with, the selected interim unaudited financial information. In addition, the selected interim unaudited financial information set forth below is not necessarily indicative of the results we may achieve in any future periods. For additional information, see “Risk Factors.”

The following presentation includes selected historical consolidated financial data for our business. You should read this information in conjunction with our audited financial statements and related notes included in our Annual Report and the other information included elsewhere herein and in other filings we make with the SEC from time to time.

	Period from April 1, 2022 to May 31, 2022 (unaudited)	Change from Prior Year Period
Retail Units Sold	~10,900	83%
Revenue (£m)	~215	128%
UK Retail GPU (£)(1)	~240	(148)

(1)	UK Retail GPU (gross profit per unit) is derived from UK retail and ancillary product revenues, divided by UK retail units sold (net of returns). ‘UK Retail GPU’ was previously referred to as ‘Retail GPU’ as we did not have non-UK retail revenues prior to December 2021.

As of May 31, 2022 (unaudited)
Cash and Cash Equivalents (£m)	~400

First Quarter Update

Highlights for the three months ended March 31, 2022 are discussed below:

Acquisition of brumbrum

On January 31, 2022, we acquired brumbrum for €80 million in a mix of cash and shares. Founded in 2016, brumbrum is based in Milan and grew to a team of over 180 staff, including at its 40,000 square meter vehicle preparation center in Reggio Emilia, which has the potential to recondition over 15,000 cars annually.

Issuance of Convertible Notes

On February 16, 2022, we issued $630 million in aggregate principal amount of the Convertible Notes in a private placement. The Convertible Notes have an initial conversion rate of 200 Class A Shares per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of $5.00 per share. See “Item 10.C - Material Contracts - Indenture” of our Annual Report.

UK Stocking Loans

On March 22, 2022, we increased our UK stocking facilities by £25 million with an existing lender.

BNP Facility

On March 28, 2022, we entered into a €50 million asset-based securitization facility for subscription vehicles with BNP Paribas (the “BNP Facility”).

Selected Unaudited Financial Results for the Three Months Ended March 31, 2022

Set forth below are our selected unaudited financial results for the three months ended March 31, 2022 and the corresponding amounts for the three months ended March 31, 2021. The selected unaudited financial results set forth below have been prepared by, and are the responsibility of, management and are based on a number of assumptions. Neither our independent auditors, nor any other independent accountants, have audited, reviewed, compiled, examined, or performed any procedures with respect to the selected unaudited financial results, nor have they expressed any opinion or any other form of assurance on such information, and assume no responsibility for, and disclaim any association with, the selected unaudited financial results. In addition, the selected unaudited financial results set forth below are not necessarily indicative of the results we may achieve in any future periods. For additional information, see “Risk Factors.”

The following presentation includes selected historical consolidated financial data for our business. You should read this information in conjunction with our audited financial statements and related notes included in our Annual Report and the other information included elsewhere herein and in other filings we make with the SEC from time to time.

	Three months ended March 31,
	2022 (unaudited)	2021 (unaudited)	Change
Vehicles Sold	19,713	9,762	+102%
Retail	13,353	7,785	+72%
Wholesale	6,360	1,977	+222%
Revenue (£m)	295	114	+159%
Retail (£m)(1)	231	97	+138%
Wholesale (£m)	42	6	+587%
Other (£m)(2)	22	11	+105%
UK Retail GPU (£)(3)	124	143	-19
Gross Profit (£m)	2	4	-2
Gross Margin (%)	0.5%	3.3%	-2.8	% pts

(1)	‘Retail revenue’ excludes £3 million of sales in the three months ended March 31, 2022, where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within ‘Retail revenue’ (for the three months ended March 31, 2021: £1 million).
(2)	‘Other revenue’ includes ancillary products, subscription, remarketing and servicing income.
(3)	UK Retail GPU (gross profit per unit) is derived from UK retail and ancillary product revenues, divided by UK retail units sold (net of returns). ‘UK Retail GPU’ was previously referred to as ‘Retail GPU’ as we did not have non-UK retail revenues prior to December 2021.

First quarter 2022 financial highlights

Our financial highlights during the three months ended March 31, 2022 included the following:

●	Revenue increased 159% to £295 million for the three months ended March 31, 2022, as compared to the prior year period. Retail revenue increased 138% and wholesale revenue increased 587% for the three months ended March 31, 2022, as compared to the prior year period, which was driven by continued strong uptake of our proposition and the launch of our car buying channel.

●	Vehicles sold were up 102% to 19,713 for the three months ended March 31, 2022, as compared to the prior year period. Retail units sold were up 53% for the three months ended March 31, 2022, as compared to the three months ended December 31, 2021, which was aided by increased available inventory. The Company’s wholesale unit volumes also increased as more cars were sourced directly from consumers.

●	UK Retail GPU was £124 for the three months ended March 31, 2022, which was broadly stable as compared to the prior year period. The decrease was due to upfront investments for the launch of our car buying channel during 2021, which impacted margin, and the investments that were made while bringing UK reconditioning in-house.

●	Gross profit was £2 million for the three months ended March 31, 2022, as compared to £4 million for the prior year period.

First quarter 2022 strategic highlights

Our strategic highlights during the three months ended March 31, 2022 included the following:

●	We continued to build out our UK end-to-end reconditioning capabilities. Our UK website inventory grew to a record level of approximately 6,500 vehicles as at March 31, 2022. We continued to invest in capital expenditures and operating expenditures to support further growth in our reconditioning capability.

●	We experienced strong momentum from our car buying channel. For the three months ended March 31, 2022 over 30% of retail units sold were sourced directly from consumers, and we maintained a high level of purchases without supply constraints while optimizing pricing levels.

●	We made further progress in expanding our offering in Europe. France and Germany continued to scale following our launch in these markets late in Q4 2021. We made preparations for our launch in Spain (which occurred on May 12, 2022) and for our expected launch in Italy in the second half of 2022.

●	We raised significant funds for further build out of our operations, brand and infrastructure. We issued $630 million of the Convertible Notes to an investor group led by Viking Global Investors.

●	We acquired brumbrum, Italy’s leading online car retailer and subscription platform. Brumbrum has a strong team and relationships which supports our planned launch in Italy this year. Brumbrum also provides an EU in-house vehicle preparation site, which has the potential to recondition over 15,000 cars annually.

Key trends and factors affecting the results of our operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of key factors and trends. Management believes that we are well positioned to continue to transform the car buying and selling experience across the UK and in the European markets in which we operate. For a discussion of uncertainties and other factors that could affect our operating results see “Risk Factors.” We continue to review the company’s operations to ensure that its business and footprint are appropriately configured to adapt to changes in the marketplace and macroeconomic events. Certain key trends and factors affecting the results of our operations include the following:

Shift to online/e-commerce penetration

The purchase of used cars online has experienced significant growth, driven primarily by a shift in the buying patterns of customers. We are one of a handful of online car retail specialists offering a fully digital journey in the UK, and through our data-driven marketing efforts we continue to pioneer the shift to online car buying and selling in the UK with customers across the country embracing the transparency and convenience of buying and selling used cars entirely online. We believe that our high growth in volumes is primarily driven by customer appetite for our online exclusive proposition. We also believe that the e-commerce penetration rate for buying and selling used vehicles online may continue to increase as we see a strong demand-driven rationale for growth. Our ability to continue to benefit from this customer shift will be an important driver of our future performance.

We believe that the pool of potential online buyers is growing and that used car buyers have an increasing propensity to purchase their next car online. Our continued growth in retail unit sales depends on our ability to capitalize on the growing trend of car purchases entirely online.

As with other retail marketplaces, the shift from offline to online accelerated in 2020 (and continued into 2021) due to COVID-19. Vehicle sales have shifted to online platforms during the pandemic as car buyers practice social distancing. The COVID-19 pandemic has increasingly driven customers to research for used cars online and also heightened demand for cars as people look for ways to travel while avoiding other people.

However, the shift to online has also seen an increased focus on the online channel from traditional offline market participants, including dealerships and automotive manufacturers. Some traditional dealerships have started to transition to a hybrid model, supplementing their offline offering with online and phone purchases. However, for these dealers, the majority of the purchase journey remains offline. We believe that we may continue to benefit from the acceleration to online buying because customers see clear advantages of our online exclusive proposition particularly around the range of cars available online, transparency and convenience.

As the online channel continues to grow, our strategy is to continue to invest in marketing, operations and logistics to grow our brand awareness, online engagement and market share. Our extensive marketing activities are driving our brand recognition. Our aggregate marketing spend has significantly increased in 2021 and we will continue to invest in brand marketing as we believe that investment in marketing and advertising will drive additional demand and sales on our website in the near future.

Inventory sourcing

We strategically source inventory from three channels: from auction, corporate relationships and from consumers directly. Because the quality of vehicles and associated gross margin profile vary across each channel, the mix of inventory sources has an impact on our profitability.

We continually evaluate the optimal mix of sourcing channels and strive to source vehicles in a way that maximizes our average gross profit per unit and improves our unit economics. For example, purchasing vehicles at third-party auctions is competitive and, consequently, vehicle prices at third-party auctions tend to be higher than vehicle prices for vehicles sourced directly from consumers, on top of which we typically incur associated auction fees. Accordingly, as part of our sourcing strategy, we seek to increase the percentage of vehicle sales that we source from consumers.

In the third quarter of 2021, we began purchasing cars directly from consumers outside of part-exchanges. In the fourth quarter of 2021 and through the first five months of 2022, over 30% of our retail sales were purchased directly from consumers. We expect that our expanded purchasing from consumers will increase the availability of suitable vehicle inventory at attractive commercial costs.

We believe our ability to increase the percentage of inventory sourced directly from customers will depend on the popularity and success of our ecommerce platform. We expect that as customers experience the convenience of our platform to sell or trade in their used vehicles, the percentage of inventory we source directly from consumers may continue to grow and we expect this would positively impact our profitability.

In connection with our Business Realignment Plan, we will no longer offer our subscription service to new subscribers from the end of June, 2022. As we wind down our subscription offering, cars returned following the final subscription period will be placed back on our platform for sale, providing a high-quality source of inventory in the near term.

The supply of vehicles to the market continues to be impacted by the global shortage of automobile microchips. See “Risk Factors — Risks Related to our Business and Industry — Our business is dependent upon access to suitable vehicle inventory for resale to customers. Obstacles to acquiring suitable inventory for resale to customers, whether because of supply, competition, or other factors, could have a material adverse effect on our business, financial condition, results of operations and prospects.”

Inventory financing

Our growth as an online specialist depends on having the right volume and range of inventory on our website. Accordingly, we believe that having the appropriate volume and mix of vehicle inventory is fundamental to our ability to drive revenue growth. The continued growth of our vehicle inventory requires a number of important factors, including the ability to finance the acquisition of inventory at competitive rates and source high quality vehicles across various acquisition channels nationwide.

The availability and cost of financing for vehicle purchases is a significant factor affecting our results of operations. Stocking loans are used specifically to finance the purchase of inventory and typically cover approximately 90% of the car value for an average of 180 days from inception of the loan. The availability of stocking loans provides us with the flexibility to finance our inventory while maximizing liquidity available in the business.

Our ability to continue to access financing at affordable rates to purchase the required mix and selection of inventory is an important factor for our future performance. In 2021, we have increased our total availability of funding facilities in both the UK and Europe. We had inventory of £364.6 million and £178.0 million in stocking loans as of December 31, 2021. In addition, we had £67.2 million in subscription facilities for financing subscription vehicles.

On March 22, 2022, we increased our UK stocking facilities by £25 million with an existing lender. On March 28, 2022, we entered into the BNP Facility. In May 2022 we increased our stocking facilities by £75 million.

Vehicle preparation capacity

We have the capacity to fully recondition all our cars in the UK in-house and carry out a 300-point inspection before offering them for sale on our website. Our ability to recondition purchased vehicles to our quality standards is a critical component of our business. We believe that our future success will depend on our ability to expand and optimize our reconditioning capacity to meet the quality expectations of customer demand on our website.

At commencement of our operations, we worked with a partner to recondition our vehicles for sale. On July 15, 2020, we acquired Imperial, one of the largest independent used car retailers in the UK. We acquired Imperial in order to obtain its infrastructure and properties, including Imperial’s main vehicle preparation center, rather than to continue Imperial’s physical retailing operation. This acquisition helped to expand our reconditioning capacity, with Imperial’s main reconditioning facility having the capacity to recondition up to 50,000 cars per year. The Imperial retail business was closed on October 1, 2020 and has been treated as a discontinued operation in our audited consolidated financial statements for the year ended December 31, 2020 included in our Annual Report. See “— Results of operations” below and Note 11 of our audited consolidated financial statements included in our Annual Report.

With the acquisitions of Smart Fleet and SMH in 2021, we have further expanded our in-house reconditioning capacity (see “Business — Strategies” and Note 13 of our audited consolidated financial statements included in our Annual Report for further details). We believe that our expanded reconditioning capacity and technology will lower our reconditioning costs per unit and drive greater efficiency, higher gross margins per unit and improved unit economics.

Technology and data

We continue to invest in the data, information technology and security infrastructure, as well as in the core technology-based systems used to drive and support our business. The customer experience on our website is critical to attracting unique users to our platform, converting such visitors into customers and increasing new customers through referrals. Accordingly, we believe that our ability to make our platform an attractive choice for customers and create a more tailored website experience based on our functionalities and offerings, tailored to customer preferences, may drive higher customer conversion rates.

We believe we have created a unique, best in-class customer experience and have built a brand with market leading execution, proprietary data and technology and a world class team. This gives our customers a fully end-to-end digital buying experience with the entire purchasing journey taking place online. We continue to incur expenditure on research and development to develop new products and enhance our existing technology platform.

Additionally, our ability to accurately forecast pricing and customer demand for specific types of vehicles is critical to sourcing high quality, high-demand vehicles. This ability is enabled by our proprietary data that leverages the vast amount of information at our disposal to adjust our supply and sourcing models. We plan to continue to invest in technology and infrastructure to support growth in retail units sold on our website. We believe our future revenue growth will also depend on the ways in which we predict customer demand through constant improvement and investment in technology and data.

With the acquisition of Cazana in September 2021, we have further enhanced our data team and capabilities. This will enable us to further optimize our car buying, selling and pricing across the UK and Europe for the benefit of consumers.

Key performance indicators

We regularly monitor the following key performance indicators to help evaluate our business and trends, identify near-term and longer-term risks and opportunities, measure our performance, prepare financial projections and make strategic decisions. We believe these operational measures are useful in evaluating our performance, in addition to our financial results prepared in accordance with IFRS.

The calculation of our key operating and financial metrics is straightforward and does not rely on significant projections, estimates or assumptions. Nevertheless, there are limitations inherent within these calculations, and these measures may not be comparable to other performance measures used by our competitors. Each of our key operating and financial metrics focuses specifically on only one standard by which to evaluate our business, without taking into account other applicable standards, performance measures or operating trends by which our business could be evaluated. Accordingly, no single metric should be viewed as the indicator by which our business should be measured. Rather, each key operating and financial metric should be considered in conjunction with other metrics and components of our results of operations.

These operating and financial metrics should be read in conjunction with the following discussion of our results of operations and together with our audited consolidated financial statements and related notes included in our Annual Report.

	Year Ended December 31,		Variance
	2021	2020	Change	%
Retail units sold	34,731	12,097	22,634	187%
UK Retail gross profit/(loss) per unit	£427	£(229)	£656
UK Average monthly unique users	1,631,000	763,000	868,000	114%
UK Retail inventory units available on website	4,683	4,628	55	1%

Retail units sold

Retail units sold is defined as the number of vehicles sold through our retail channel and delivered to customers, net of returns under our 7-day money back guarantee program. Retail units sold excludes vehicles sold through auction which are recorded within our wholesale channel. Our retail business is the core proposition of our business and as we continue to expand, we expect that retail units sold will be the primary driver of our revenue growth. Additionally, each retail vehicle sale through our website also creates the opportunity to leverage such sales to sell other ancillary products. We anticipate that continued retail sales growth will also increase the number of trade-in vehicles acquired from our customers, which we can either recondition and add to our inventory or sell through our wholesale channel.

Retail units sold for the year ended December 31, 2021 was 34,731 units compared to 12,097 retail units sold for the year ended December 31, 2020. Retail units sold increased throughout the period driven by continued strong uptake of our offering.

UK Retail gross profit/(loss) per unit

This metric is defined as the aggregate UK retail sales price and ancillary revenues (including financing commission, warranty commission, paint protection and any add-ons) from all vehicles sold through our retail channel in a given period, less the aggregate costs to acquire those vehicles, the aggregate UK costs of inbound transportation to the vehicle preparation centers, auction fees, the aggregate costs of reconditioning those vehicles, costs of providing insurance, warranty, fuel and other direct costs associated with providing the car to the customer, divided by the UK number of retail units sold in that period. This is an important metric that we use to record and forecast the performance and trends of our core retail business. There are a number of drivers of this metric including our purchasing mix, cost of reconditioning, days to sale, our finance attachment rate and the number of new ancillary products.

For the year ended December 31, 2021, UK retail gross profit per unit was £427, compared to gross loss per unit of £229 for the year ended December 31, 2020. The improvement to achieving a gross profit per unit was primarily due to a significant increase in retail units sold, reconditioning efficiencies, reducing days to sale and growing ancillary services.

As our business continues to expand, our business plan is to continue to grow gross profit per unit, leveraging improvements discussed above.

UK Average monthly unique users

This metric is defined as the average number of individuals who access our website within a calendar month, based on data provided by Google Analytics. We calculate the average monthly unique visitors over any period by dividing the aggregate monthly unique visitors during such period by the number of months in that period. This metric is used to measure the quality of our customer experience, the effectiveness of our marketing campaigns and customer acquisition as well as the strength of our brand and market penetration, which can then be turned into a retail sale.

The computation of average monthly unique visitors excludes individuals who access our platform multiple times within a calendar month, counting such individuals only one time for purposes of the calculation. If an individual accesses our website using different devices or different browsers on the same device within a given month, the first access through each such device or browser is counted as a separate monthly unique visitor.

Our UK average monthly unique users during the year ended December 31, 2021 was 1,631,000 users, compared to 763,000 users during the year ended December 31, 2020. The increase in the average monthly unique visitors was primarily due to our investment in marketing and the increased brand recognition.

UK Retail inventory units available on website

UK retail inventory units available on website represents the total number of vehicles available for sale on our website on the last day of each reporting period. This may lead to volatility when comparing one period to another. It is important to ensure we have enough inventory to cater to the majority of customers based on customer demand and in the way they choose to purchase or finance.

UK retail inventory units available on website is a key indicator of our performance because we believe that the number of vehicles listed on our platform is a key driver of vehicle sales and revenue growth. Increasing the number of vehicles listed on our website results in a greater selection of vehicles for our customers, creating demand and increasing conversion.

Our UK retail inventory units available on our website increased to 4,683 units as of December 31, 2021, compared to 4,628 units as of December 31, 2020.

Key components of our operating results

Revenue

Revenue is recorded for the sale of used vehicles (retail and wholesale) as well as the provision of services (other sales). We recognize revenue net of sales tax.

Retail — We sell reconditioned vehicles directly to customers primarily through our platform. Customers include both consumers and businesses. The prices of vehicles are included in customer contracts at stand-alone selling prices, which are agreed prior to delivery. We recognize revenue when we satisfy our performance obligations for vehicle sales. The amount we recognize as revenue is the agreed upon purchase price stated in the contract less an estimate for returns. Estimates for returns are based on an analysis of historical experience, trends and sales data. We reflect the changes in these estimates as an adjustment to revenue in the period identified. The amount of consideration received for vehicles includes non-cash consideration which represents the value of part-exchange vehicles, if applicable, as stated in the contract.

Retail revenue also includes the fixed commission from the sale of a small number of vehicles where Cazoo acts as an agent. Under IFRS 15 only the net commission received from these sales is recorded within revenue, with 100% of that revenue contributing towards gross profit. Any ancillary revenue earned on the transaction continues to be recognized separately; see ‘Other sales’ below.

Wholesale — We sell vehicles through car auctions to trade buyers and other customers. The vehicles sold to trade buyers are primarily acquired from customers as part-exchanges or through our direct car buying channel that do not meet the Cazoo criteria or standards to list and sell as retail vehicles. For wholesale we recognize revenue at the point when the vehicle is sold at auction.

Other sales — Customers buying vehicles from us may enter into a contract for finance through our platform and, if they buy a car in the UK, enter into a contract to extend their warranty after the initial 90-day inclusive period. We receive commissions for the arrangement of these contracts from the principal. We recognize commission revenue at the time of sale, net of a reserve for estimated contract cancellations. The reserve for cancellations is estimated based upon historical experience and recent trends and is reflected as a reduction in revenue. Changes in these estimates are reflected as an adjustment to revenue in the period identified.

At our customer centers, vehicle servicing products are offered including interim, full and major servicing, MOT tests, general repairs and one-off checks and treatments. We recognize revenue from such services when we satisfy our performance obligations, which is at the point the agreed work is completed.

We provided third-party reconditioning services during the year ended December 31, 2021, which services are being discontinued in 2022. We satisfy our performance obligations at the point the agreed work is completed.

Revenue from our subscription offering is also included within “Other sales”. Our subscription offering allows customers to subscribe for a vehicle over a period of time for a monthly fee as an alternative to ownership. Revenue from our subscription offering is recognized under IFRS 16 and as such is recognized on a straight-line basis over the contract period and presented as part of ‘other revenue’ within the breakdown of revenue in the statement of profit or loss. In connection with our Business Realignment Plan, we will no longer offer our subscription service to new subscribers from the end of June, 2022.

Revenue from provision of related services such as maintenance and breakdown and additional charges are recognized in accordance with IFRS 15 — overtime, as the services are provided.

We also provide data services whereby customers access selected Cazoo vehicle data for a monthly fee. Revenue is recognized in accordance with IFRS 15 based on actual data usage for these contracts.

Cost of sales

Cost of sales primarily relates to vehicle acquisition costs and reconditioning costs, as well as any necessary adjustments to reflect vehicle inventory at the lower of cost and net realizable value.

Vehicle reconditioning costs are the direct and indirect costs associated with preparing the vehicles for resale and typically include the cost of parts, labor and inbound transportation costs.

Our cost of sales also includes the cost of providing drive-away insurance, fuel, vehicle warranty, buyers fees, and other costs incurred in providing ancillary products and services.

Cost of sales also includes the depreciation of cars out on subscription.

Marketing expenses

These primarily relate to the cost of advertising through various platforms, including brand marketing, digital marketing, media costs, agency and production costs, and other promotional expenses such as sponsorships. Our marketing expenditure also include public relation costs and costs of any customer incentives.

Selling and distribution expenses

Selling and distribution costs mainly relate to the salaries and wages of our employees engaged in the transportation and handover of vehicles, costs incurred in relation to the storage and transportation of vehicles, post-sales costs and payment gateway fees. The depreciation charges of vehicle preparation centers and right-of-use assets (transporters) are also included in the selling and distribution expenses.

Administrative expenses

Administrative expenses comprise staff related costs (excluding sales and distribution staff costs), property costs, information technology, external professional services and other general administrative costs.

Our administrative expenses also include depreciation and amortization charges. Amortization is in relation to capitalized development costs, leasehold improvements, software, domain names and other intangible assets. Depreciation expenses within administrative expenses mainly relate to the depreciation of offices and customer centers. These costs are amortized or depreciated over their useful economic lives.

We operate an equity-settled share-based incentive scheme and our share-based charges are included as part of administrative expenses.

Specifically, for the year ended December 31, 2021, our administrative expenses included certain exceptional items which were incurred primarily in relation to the Transaction and recent acquisition of subsidiaries.

Other income and expenses

Other income and expenses include a non-cash IFRS 2 expense on the Transaction which represents the excess of the fair value of the equity instruments issued over the fair value of the identified net assets received as part of the Transaction and fair value movements of warrants.

Finance income

Finance income relates to interest income receivable on bank deposits.

Finance expense

Our finance expense consists primarily of interest incurred on stocking loans and subscription facilities and interest on lease liabilities.

Tax credit

A deferred tax liability arises due to a purchase price adjustment on the acquisition of subsidiaries where the fair value of intangible assets exceeded the tax basis in the subsidiaries. A deferred tax asset on losses is only recognized to the extent that it reduces the deferred tax liability arising to nil due to uncertainty of recoverability.

Results of operations

Year Ended December 31, 2021 compared to Year Ended December 31, 2020

	Year ended December 31, 2021	Year ended December 31, 2020	Variance
	£’000	£’000	£’000%
Continuing operations
Revenue(1)	667,814	162,208	505,606	312%
Cost of sales	(642,915)	(165,082)	(477,833)	289%
Gross profit/(loss)	24,899	(2,874)	27,773	(966)%
Marketing expenses	(65,225)	(36,110)	(29,115)	81%
Selling and distribution expenses	(54,893)	(17,693)	(37,200)	210%
Administrative expenses	(234,371)	(42,358)	(192,013)	453%
Loss from operations	(329,590)	(99,035)	(230,555)	233%

Finance income	233	486	(253)	(52)%
Finance expense	(5,716)	(1,298)	(4,418)	340%
Other income and expenses(2)	(214,140)	—	(214,140)	—

Loss before tax	(549,213)	(99,847)	(449,366)	450%

Tax credit	5,704	969	4,735	489%

Loss for the year from continuing operations	(543,509)	(98,878)	(444,631)	450%

Discontinued operations
Loss after tax from discontinued operations	—	(3,809)	3,809	(100)%
Loss for the year	(543,509)	(102,687)	(440,822)	429%
Other comprehensive income
Exchange differences on translation of foreign operations	(1,577)	—	(1,577)	—
Total comprehensive loss for the year	(545,086)	(102,687)	(442,399)	431%

(1)	Revenue excludes £17.4 million of sales in 2021 where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue (2020: £nil).
(2)	Loss for the year includes a non-cash IFRS 2 expense of £240.8 million as a result of the Transaction.

Revenue

The following table summarizes our revenue for the periods presented:

	Year ended December 31, 2021	Year ended December 31, 2020	Variance
	£’000	£’000	£’000%
Retail	500,607	150,420	350,187	233%
Wholesale	104,150	8,667	95,483	1,102%
Other sales	63,057	3,121	59,936	1,920%
	667,814	162,208	505,606	312%

Revenue has increased by £505.6 million for the year ended December 31, 2021, compared to the year ended December 31, 2020, primarily due to increased online orders and rapid expansion of our business.

Retail revenue has increased by £350.2 million for the year ended December 31, 2021, compared to the year ended December 31, 2020. This is due to an increase in the number of retail vehicles sold, from 12,097 during the year ended December 31, 2020, to 34,731 during the year ended December 31, 2021, driven by continued strong uptake of our offering, the depth and breadth of our inventory levels, increased brand awareness and customer referrals.

Wholesale revenue has increased by £95.5 million for the year ended December 31, 2021, compared to the year ended December 31, 2020, due to the launch of our car buying channel and the number of part-exchange vehicles received from customers which has grown with retail sales.

Other sales have increased by £59.9 million for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase was driven by revenue from ancillary products which grew with retail sales, as well as by the launch of new products, including car subscriptions, extended warranties and paint protection. Other sales also include third-party reconditioning services and data services in the year ended December 31, 2021.

Retail revenue excludes £17.4 million generated from the sale of vehicles as an agent for third parties. Only the net commission received from those sales is recorded within revenue. Cazoo is not a marketplace and all cars sold under this model continue to be reconditioned, stored and marketed by Cazoo. Cazoo is also responsible for any returns or post-sales issues. We purchase vehicles in this way from time to time, where the makes and models may otherwise be unavailable.

Cost of sales

The following table summarizes our cost of sales for the periods presented:

	Year ended December 31, 2021	Year ended December 30, 2020	Variance
	£’000	£’000	£’000%
Vehicle purchases	402,199	147,362	254,837	173%
Reconditioning and other costs	240,716	17,720	222,996	1,258%
	642,915	165,082	477,833	289%

Cost of sales have increased by £477.8 million for the year ended December 31, 2021, compared to the year ended December 31, 2020, due to an increase in vehicle purchases and reconditioning costs due to the rapid expansion and growth of our business. Vehicle purchases increased by £254.8 million for the year ended December 31, 2021, compared to the year ended December 31, 2020, primarily due to an increase in the level of inventory purchases to support the increased demand. Similarly, reconditioning and other costs increased by £223.0 million for the year ended December 31, 2021, compared to the year ended December 31, 2020, as a result of an increase in the number of cars requiring reconditioning before being listed on our website, and the costs of providing warranties and drive away insurance for cars sold.

Vehicle purchases includes the cost of wholesale units disposed of. The reconditioning of third-party vehicles and the deprecation charge of subscription vehicles are included within reconditioning and other costs.

Marketing expenses

Marketing expenses have increased by £29.1 million for the year ended December 31, 2021, compared to the year ended December 31, 2020, primarily due to a significant increase in advertising spend and promotion of the Cazoo brand to generate customer awareness. Brand marketing increased during the fiscal year ended December 31, 2021 largely due to significant English Premier League football sponsorships. In 2021, we extended our sponsorships to include snooker, cricket, rugby league, rugby union, golf, fishing, darts and horse-racing. Digital marketing has increased due to pay-per-click marketing and aggregator costs, which both drive short-term website traffic and have an impact on orders in the near-term.

Selling and distribution expenses

The following table summarizes our selling and distribution expenses for the periods presented:

	Year ended December 31, 2021	Year ended December 31, 2020	Variance
	£’000	£’000	£’000%
Staff costs	25,984	7,859	18,125	231%
Transportation and storage costs	15,887	4,724	11,163	236%
Depreciation	7,778	2,593	5,185	200%
Other costs	5,244	2,517	2,727	108%
	54,893	17,693	37,200	210%

Selling and distribution expenses have increased by £37.2 million for the year ended December 31, 2021, compared to the year ended December 31, 2020, primarily due to an increase in personnel-related costs (selling and distribution staff) by £18.1 million, due to a significant increase in headcount in the year ended December 31, 2021, to help support the expansion and growth of the Cazoo business.

Transportation and storage costs increased by £11.2 million for the year ended December 31, 2021, compared to the year ended December 31, 2020, primarily due to an increase in the fleet of transporters, resulting in increases in fuel and mileage, insurance and other costs incurred in the outbound transportation of vehicles, and a significant increase in inventory during the period.

Depreciation increased by £5.2 million for the year ended December 31, 2021, compared to the year ended December 31, 2020, reflecting an increase in the number of transporters and vehicle preparation centers. Depreciation costs are expected to increase given our increased number of customer centers, vehicle preparation centers and transporters.

Administrative expenses

The following table summarizes our administrative expenses for the periods presented:

	Year ended December 31, 2021	Year ended December 31, 2020	Variance
	£’000	£’000	£’000%
Staff costs	58,101	16,988	41,113	242%
Office and property costs	14,782	3,760	11,022	293%
Technology and other costs	27,445	6,371	21,074	331%
Depreciation, amortization and impairment of intangible assets	49,486	4,597	44,889	976%
Share-based payments	43,871	3,759	40,112	1,067%
Exceptional items	40,686	6,883	33,803	491%
	234,371	42,358	192,013	453%

The total administrative costs have increased by £192.0 million for the year ended December 31, 2021, compared to the year ended December 31, 2020, primarily due to:

●	an increase in personnel-related costs of £41.1 million, due to an increase in headcount across all administrative functions to help support the expansion and growth of the Cazoo business;

●	an increase in share-based payments by £40.1 million, reflecting the higher headcount, larger number of outstanding options and increases in the share price used to determine the fair value of such grants;

●	an increase in depreciation, amortization and impairment of intangible assets of £44.9 million, reflecting the amortization of intangible assets from acquisitions, and an increase in the number of offices and customer centers; and

●	exceptional items of £40.7 million include transaction costs of £37.8 million in relation to the Transaction and the remainder are primarily related to transaction costs in relation to the acquisition of subsidiaries.

Following completion of the Transaction, we expect to incur additional costs associated with operating as a public company which will consequently impact the result of our future operations. We expect that these will include additional legal, accounting, administrative and other costs.

Finance income

Finance income has decreased by £0.3 million for the year ended December 31, 2021 compared to the year ended December 31, 2020.

Finance expenses

Our finance expenses are interest on stocking loans, subscription facilities and interest on lease liabilities. The table below is a summary of the amount recognized for the periods presented:

	Year ended December 31, 2021	Year ended December 31, 2020	Variance
	£’000	£’000	£’000%
Finance expense
Interest on loans and borrowings	4,378	1,000	3,378	338%
Interest on lease liabilities	1,338	298	1,040	349%
Total finance expense	5,716	1,298	4,418	340%

Finance expenses have increased by £4.4 million for the year ended December 31, 2021, compared to the year ended December 31, 2020. Interest on loans and borrowings increased by £3.4 million primarily due to an increase in stocking loans to match higher inventory and subscription facilities on subscription vehicles. Interest on lease liabilities increased by £1.0 million driven by an increase in the number of leasehold properties and transporters.

Other income and expenses

The following table summarizes our other income and expenses for the periods presented:

	Year ended December 31, 2021	Year ended December 31, 2020	Variance
	£’000	£’000	£’000%
IFRS 2 expense on the Transaction (non-cash)	240,810	—	240,810	—
Fair value movement in warrants	(26,671)	—	(26,671)	—
	214,140	—	214,140	—

The one-off, non-cash, IFRS 2 expense of £240.8 million is a result of the Transaction. Cazoo issued shares with a fair value of £288.4 million to Ajax shareholders. In exchange, Cazoo received the identifiable net assets held by Ajax, which had a fair value upon closing of £47.5 million. The excess of the fair value of the equity instruments issued over the fair value of the identified net assets received represents a non-cash expense in accordance with IFRS 2.

The change in fair value of the warrants of £26.7 million reflects the decrease in the fair value of the warrants from £69.4 million as at August 26, 2021 to £42.7 million as at December 31, 2021.

Tax credit

Tax credit was £5.7 million for the year ended December 31, 2021, compared to a tax credit of £1.0 million for the year ended December 31, 2020. A deferred tax liability arises due to a purchase price adjustment on the acquisition of subsidiaries where the fair value of intangible assets exceeded the tax basis in the subsidiaries. A deferred tax asset on losses is only recognized to the extent that it reduces the deferred tax liability arising to nil due to uncertainty of recoverability.

Non-IFRS financial measures

In addition to our results determined in accordance with IFRS, we believe that Adjusted EBITDA provides useful information for management and investors to assess the underlying performance of the business as it removes the effect of certain non-cash items and certain charges that are not indicative of our core operating performance or results of operations. We believe that non-IFRS financial information, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and because it provides consistency and comparability with past financial performance. However, our management does not consider non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, the analysis of other IFRS financial measures, such as net loss. Some of the limitations of Adjusted EBITDA include that it does not reflect the impact of working capital requirements or capital expenditures and other companies in our industry may calculate Adjusted EBITDA differently, or use a different accounting standard such as U.S. GAAP, which limits its usefulness as a comparative measure.

“Adjusted EBITDA” is defined as loss for the year from continuing operations adjusted for tax, finance income, finance expense, depreciation, amortization and impairment of intangible assets, share-based payment expense, IFRS 2 expense on the Transaction, fair value movement in warrants and exceptional items which do not relate to our core operations.

The table below presents a reconciliation of loss for the year, the most comparable IFRS measure to Adjusted EBITDA for the periods presented.

	Year ended December 31, 2021	Year ended December 31, 2020
	£’000	£’000
Loss for the year	(543,509)	(102,687)
Loss for the year from discontinued operations	—	3,809
Loss for the year from continued operations	(543,509)	(98,878)
Adjustments:
Tax credit	(5,704)	(969)
Finance income	(233)	(486)
Finance expense	5,716	1,298
Depreciation	28,791	5,897
Amortization and impairment of intangible assets	35,995	1,292
Share-based payment expense	43,871	3,759
IFRS 2 expense on the Transaction (non-cash)(1)	240,810	—
Fair value movement in warrants	(26,671)	—
Exceptional items(2)	40,686	6,883
Total adjustments	363,261	17,674
Adjusted EBITDA	(180,248)	(81,204)

(1)	The IFRS 2 expense represents a non-cash expense as a result of the Transaction. This represents the excess of the fair value of shares issued by Cazoo to Ajax shareholders compared to the identifiable net assets held by Ajax. Refer to Note 9 in the audited consolidated financial statements included in our Annual Report for more details.
(2)	Exceptional items include transaction costs of £37.8 million in relation to the Transaction, with the remainder primarily transaction costs in relation to the acquisition of subsidiaries.

Liquidity and Capital Resources

Our primary sources of liquidity and capital resources comes from raising £1,067.8 million in funds from shareholders since incorporation in October 2018 to December 31, 2021, which has funded the growth of Cazoo to date, and from the proceeds from the recently completed Transaction. Our primary uses of liquidity have been our operations.

As of December 31, 2021, we had cash and cash equivalents of £192.6 million. Upon closing of the Transaction on August 26, 2021 we received $836 million of proceeds, net of fees. On February 16, 2022, we issued $630 million in aggregate principal amount of our 2.00% Convertible Notes due 2027. We believe that our cash on hand, and available borrowing capacity under stocking loans and other borrowings, will be adequate to meet our liquidity requirements for at least the 12 months following the date hereof.

Our Business Realignment Plan is designed to de-risk our path to profitability and to maximize our liquidity by right-sizing the business and conserving cash in the short-term, and by focusing on delivering improved and sustainable profit margins. We expect that the combination of the initiatives included within the Business Realignment Plan will result in cash savings to our budget of over £200 million during the period from June 1, 2022 to December 31, 2023. As of May 31, 2022 we had cash and cash equivalents of approximately £400 million in addition to self-financed inventory of over £200 million.

The following table presents our inventory financing position as of May 31, 2022:

(£m)(1)	UK	EU	Total
Retail and Wholesale Inventory	225	100	325
Retail Financing Utilized	180	35	215
Subscription Inventory	95	70	165
Retail Financing Utilized	30	40	70
Total Vehicles	320	170	490
Total Financing	210	75	285
Self-Financed	110	95	205

(1)	Financial information presented as of May 31, 2022 is preliminary, unaudited and subject to change.

Our future capital requirements will depend on several factors, including the implementation of our Business Realignment Plan, our marketing expenditures to improve our brand awareness, building and maintaining our inventory of quality vehicles, developing new products or services, further improving existing products and services, enhancing our operating infrastructure and acquiring complementary businesses and technologies. If our sources of liquidity are not sufficient to fully fund our future capital requirements, including any acquisitions, or due to unforeseen circumstances, we may need to engage in equity or debt financings to secure additional funds, however, additional funds may not be available on terms acceptable to us, if at all.

As of December 31, 2021, we had loans and borrowings of £248.7 million including stocking loans of £178.0 million, subscription facilities of £67.2 million and mortgages of £2.0 million. Our business model relies on having a large inventory of cars available on our platform to have a broad offering to prospective customers. To fund the working capital required to maintain high levels of inventory, we enter into stocking loan arrangements. Under a stocking loan arrangement, a bank will take the legal title of cars held in Cazoo’s stock and provide a loan relative to the value of the car. Our stocking loans at December 31, 2021 do not contain financial or other restrictive covenants. The loans charge a rate of interest at a base rate plus a margin. In 2021 base rate references to LIBOR have been replaced with the Bank of England base rate. As of December 31, 2021, we also held £2.0 million of mortgages secured against freehold property.

As discussed above, on February 16, 2022, we issued $630 million in aggregate principal amount of our 2.00% Convertible Notes due 2027. On March 22, 2022, we increased our UK stocking facilities by £25 million with an existing lender. In May 2022 we increased our stocking facilities by £75 million.

Cash flows

The following table shows a summary of our audited consolidated cash flows for the years ended December 31, 2021 and 2020.

	Year ended December 31, 2021	Year ended December 31, 2020
	£’000	£’000
Net cash provided by/(used in):
Operating activities	(556,489)	(115,874)
Investing activities	(234,660)	(36,338)
Financing activities	741,026	361,197
Net (decrease)/increase in cash and cash equivalents	(50,123)	208,985

Operating activities

Our primary sources of operating cash flows result from the sale of retail vehicles, wholesale vehicles and other services we provide to customers. Our primary uses of cash from operating activities are purchases of inventory, vehicle reconditioning costs, customer acquisition costs and personnel-related expenses.

During the year ended December 31, 2021, cash used in operating activities was £556.5 million (£115.9 million for the year ended December 31, 2020). The primary factors affecting operating cash flows during the period were a net loss of £543.5 million (£102.7 million for the year ended December 31, 2020), adjustments for non-cash items of £322.6 million (£16.7 million for the year ended December 31, 2020), movements in working capital, primarily inventory, of £335.8 million (£31.4 million for the year ended December 31, 2020) and interest income of £0.2 million (£0.5 million for the year ended December 31, 2020) received on bank deposits.

Our non-cash items include depreciation, amortization and impairment of intangible assets, share-based payment expense, IFRS 2 expense on the Transaction and fair value movement in warrants.

Movements within working capital include the purchase of inventory, which is financed through stocking loans classified separately within financing activities. £247.8 million of the cash used in working capital was attributable to the increase in inventory for the year ended December 31, 2021 (£37.0 million for the year ended December 31, 2020). The remaining movement in working capital was due to movements in trade and other receivables and trade and other payables.

Investing activities

Net cash used in investing activities was £234.7 million for the year ended December 31, 2021 (£36.3 million for the year ended December 31, 2020).

The net cash used in investing activities during the year ended December 31, 2021 was primarily attributed to the acquisition of subsidiaries for £190.9 million net of the cash acquired, additions to property plant and equipment of £29.5 million, as well as additions to intangible assets of £14.3 million.

Financing activities

Net cash provided by financing activities was £741.0 million for the year ended December 31, 2021 while the net cash provided by financing activities was £361.2 million for the year ended December 31, 2020.

The net cash provided by financing activities during the year ended December 31, 2021 was primarily attributed to the closing of the Transaction. In addition, there were proceeds from stocking loans and subscription facilities. The net cash from financing in the year ended December 31, 2020 arose from funds received on the issue of ordinary shares.

Contractual obligations and commitments

The table below presents a summary of our undiscounted contractual obligations and other commitments as of December 31, 2021 (in thousands):

	Total	< 1 Year	1 – 5 Years	> 5 Years
	£’000	£’000	£’000	£’000
Bank loans	1,610	741	869	—
Stocking loans(1)	177,979	169,170	8,809	—
Subscription facilities	77,952	12,155	65,797	—
Lease liabilities	100,215	18,917	46,772	34,526
Mortgages(2)	2,253	600	1,653	—
Trade payables	29,224	29,224	—	—
Total contractual obligations	389,233	230,807	123,900	34,526

(1)	The stocking loans generally become due at the earlier of a sale of our vehicle to a customer or 180 days from the inception of the individual loan.
(2)	The mortgages are secured against our freehold property. The mortgages were settled in 2022 on the sale of the freehold properties.

Off balance sheet arrangements

As of December 31, 2021, we did not have any off-balance sheet financing arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Critical accounting policies and estimates

Our financial statements are prepared in accordance with international accounting standards in conformity with the requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

While our significant accounting policies are described in more detail in Note 2 in our audited consolidated financial statements included in our Annual Report, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue recognition

Retail — We recognize revenue at the agreed upon purchase price stated in the customer’s contract less an estimate for returns. Our estimates for returns are based on an analysis of historical experience, trends and sales data. The changes in these estimates are reflected as an adjustment to revenue in the period identified.

The process of determining whether Cazoo acts as a principal or agent in certain transactions requires detailed analysis of the specific facts and circumstances of the transaction concerned. Management judgement is applied in the assessment of the transaction against the three indicators in IFRS 15.

●	Assessment of whether Cazoo is primarily responsible for fulfilling the promise to provide the specified good or service.

●	Assessment of whether Cazoo has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer.

●	Assessment of whether Cazoo has discretion in establishing the price for the specified good or service.

In 2021, retail revenue includes the fixed commission from the sale of a small number of vehicles where Cazoo acts as an agent.

Wholesale — We also sell vehicles through car auctions to trade and other buyers. We recognize revenue at the point when the vehicle is sold at auction.

Other sales — We receive commission for the arrangement of finance and warranty contracts from the principal. We recognize commission revenue at the time of sale, net of a reserve for estimated contract cancellations. The reserve for cancellations is estimated based upon historical experience and recent trends and is reflected as a reduction in revenue. Changes in these estimates are reflected as an adjustment to revenue in the period identified.

Recognition of acquired intangibles on acquisition

The process of recognizing intangibles assets acquired in an acquisition requires a judgement in assessing the intangibles that exist in the acquired business and assessing fair value. An intangible asset acquired as part of a business combination is recognized if it can be separately identified and it is a probable source of economic benefits.

The details of all assets and liabilities recognized upon acquisition is set out in Note 13 of the audited consolidated financial statements included in our Annual Report.

Impairment of intangible assets and goodwill

Judgement is applied in the determination of Cash Generating Units (“CGUs”) for impairment testing. Management have carefully considered the cash inflows of each group of assets and how they are monitored. As a result, management have identified four CGUs (UK, Europe, Cazana and Swipcar) based on the lowest level at which largely independent cash flows are generated. Management have also considered secondary factors such as monitoring by management and how management makes decisions about continuing or disposing of assets and operations in helping to identify its CGUs. Further information on the four CGUs and impairment testing are disclosed in Note 15 of the audited consolidated financial statements included in our Annual Report.

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget for the next five years. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognized by the Company. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 15 of the audited consolidated financial statements included in our Annual Report.

Capitalization of development time

Time spent by our employees, and external contractors under the direction of our employees, in software development is capitalized as an internally generated intangible asset when the requirements of IAS 38 and of Group policy are both met. Management judgement is applied in the assessment of the project against the development criteria of IAS 38.

Net realizable value of inventory

Vehicles held in inventory are stated at the lower of cost and net realizable value. The calculation of net realizable value requires an estimate of the expected selling price of each vehicle held in inventory. This estimate is made using a combination of our historical data and independent market data.

Independent market data provides a view to recent market activity for vehicles with similar attributes to those held in stock. This, combined with our recent sales data, is used to estimate the expected selling prices of inventory.

Share-based compensation

Equity settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity settled share-based payments is expensed on a straight-line basis over the vesting period, based on our estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, we revise our estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the retained earnings.

Stock options granted are accounted for based on their fair value on the measurement date using the Black-Scholes option-pricing model.

The following information is relevant in understanding the determination of fair value of the employee share options granted in the year ended December 31, 2021, 2020 and 2019.

	Year Ended December 31,
	2021		2020	2019
	Prior to the Transaction	After the Transaction
Exercise price	£nil	£nil	£nil	£0 – £0.10
Expected volatility(1)	50%	53%	46%	62% – 66%
Expected dividend yield	Nil	Nil	Nil	Nil
Risk-free interest rate	0.00%	0.00% – 1.15%	Nil	0.75% – 0.80%
Fair value per share	£8.27 – £23.74	£2.93 – £5.33	£0.72 – £4.47	£0.17

(1)	The expected volatility was estimated with reference to listed companies with a similar business model.

Refer to Note 26 of the audited consolidated financial statements included in our Annual Report for further details of the options granted prior to the Transaction and after the Transaction.

Warrants

The accounting for the warrants in our financial statements following the Transaction requires judgement. The warrants are determined to be within the scope of IAS 32 rather than IFRS 2 due to the existence of the net settlement option. Therefore, the warrants have been classified as financial liabilities according to the classification principles in IAS 32.

The valuation of our warrants requires the use of option pricing models or other valuation techniques. The fair value is determined using a Black-Scholes model for the private placement warrants. The key assumption used for estimating the fair value of the private placement warrants is the volatility. Further details are disclosed in Note 23 of the audited consolidated financial statements included in our Annual Report.

Identifying the accounting acquirer in the Transaction

Determining the accounting acquirer in the Transaction required significant judgement. Cazoo Holdings has been considered as the accounting acquirer and predecessor entity in accordance with IFRS 3. This determination was primarily based on current shareholders of Cazoo Holdings having a relative majority of the voting power of the combined entity, the operations of Cazoo Holdings prior to the acquisition comprising the only ongoing operations of the combined entity, and senior management of Cazoo Holdings comprising the majority of the senior management of the combined entity.

Leases — Estimating the incremental borrowing rate

We cannot readily determine the interest rate implicit in the lease, therefore, we use our incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that we would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what we ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. We estimate the IBR using observable inputs when available and are required to make certain entity-specific estimates.

New and amended standards and interpretations

Refer to Note 2 of our audited consolidated financial statements included in our Annual Report for more information about recent accounting pronouncements, the timing of their adoption and Cazoo’s assessment, to the extent it has made one, of their potential impact on Cazoo’s financial condition and its results of operations and cash flows.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAZOO GROUP LTD

Date: June 9, 2022	By:	/s/ Stephen Morana
		Name:	Stephen Morana
		Title:	Chief Financial Officer